Exhibit 99.2

These materials are important and require your immediate attention. If you have any questions or require more information with regard to the procedures for voting your shares or completing your transmittal documentation, please contact the proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.490.0586 toll-free in North America (1.416.661.6592 by collect call) or by email at inquiries@gryphonadvisors.ca.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON MAY 15, 2020

DATED APRIL 7, 2020

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Options, RSUs and/or PSUs must fill out the GREEN form of proxy. If you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

RECOMMENDATION TO SECURITYHOLDERS:

YOUR VOTE IS IMPORTANT, TAKE ACTION AND VOTE TODAY. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

(AS DEFINED HEREIN).

April 7, 2020

Dear Securityholders:

The directors of Correvio Pharma Corp. (“Correvio” or the “Company”) invite you to attend the annual general meeting of holders (the “Shareholders”) of common shares (the “Shares”) of the Company and the special meeting of Shareholders, holders of options (the “Options”), restricted share units (the “RSUs”) and phantom share units (the “PSUs”) to be held on May 15, 2020 at 10:00 a.m. (Pacific time) (the “Meeting”). At the Meeting the Shareholders will be asked to vote on (i) annual general meeting matters including the election of directors and the appointment of KPMG LLP as auditor of the Company until the next annual general meeting of Shareholders and (ii) the Arrangement Resolution, as more fully described below. At the Meeting, the holders of Options, RSUs and PSUs (on an “as-converted basis” and voting with the Shareholders as a single class) will be asked to only vote on the Arrangement Resolution. In this letter, “as-converted basis” means, (i) in respect of Options, the number of Shares for which the Options are exercisable, (ii) in respect of RSUs, on the basis of one Share for each RSU, and (iii) in respect of PSUs, on the basis of one Share for each PSU.

This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, Securityholders (as defined below) and employees, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Securityholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Securityholders will not be able to attend the Meeting in person. Inside this document, you will find important and detailed instructions about how to participate at our virtual Meeting.

At the Meeting, Shareholders and holders of Options, RSUs and PSUs (collectively, the “Securityholders”) will be asked to, among other things, pass a special resolution (the “Arrangement Resolution”) approving a plan of arrangement (the “Arrangement”) involving Correvio and Mercury Pharma Group Limited (the “Purchaser”), an indirect, wholly owned subsidiary of ADVANZ PHARMA Corp. Limited. (“ADVANZ”) to be carried out pursuant to an arrangement agreement (the “Arrangement Agreement”) made as of March 15, 2020 among Correvio, the Purchaser and ADVANZ.

Full details of the Arrangement are set out in the accompanying notice of annual general meeting of Shareholders and special meeting of Securityholders and the information circular (the “Circular”). The following is a summary of certain terms of the Arrangement for Securityholders:

•	holders of Shares (other than Shares held by dissenting Shareholders) will receive US$0.42 in cash for each Share held (the “Share Consideration”), net of applicable withholding taxes;
•	holders of Options will receive a cash payment equal to the amount, if any, by which the Share Consideration exceeds the exercise price payable for each Share underlying such Option, net of applicable withholding taxes;
•	holders of RSUs will receive US$0.42 in cash for each RSU held, net of applicable withholding taxes; and

•	holders of PSUs will receive US$0.42 in cash for each PSU held, net of applicable withholding taxes

(collectively, the “Arrangement Consideration”).

The Arrangement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present online or represented by proxy at the Meeting and (ii) at least 66⅔% of the votes cast on the Arrangement Resolution by the Securityholders (on an “as-converted basis”) present online or represented by proxy at the Meeting, voting together as a single class.

The board of directors of the Company (the “Board”) has received an opinion from Piper Sandler & Co. (the “Fairness Opinion”) to the effect that the Share Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein.

i

After consulting with its financial and legal advisors, and after the consideration of, among other things, the Fairness Opinion, the Board has unanimously determined that the Arrangement is fair to Securityholders and that the Arrangement is in the best interests of the Company. The Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

The Circular contains a detailed description of the Arrangement and contains additional information to assist you in considering how to vote on the Arrangement Resolution. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Registered Shareholders, holders of Options, RSUs and PSUs and duly appointed proxyholders for Registered Shareholders, holders of Options, RSUs and PSUs, will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/202877707. Non-Registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository, such as CDS & Co., in Canada, and The Depository Trust Company, in the United States, of which an intermediary is a participant) who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

A Shareholder, holder of Options, RSUs or PSUs who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Shares, Options, RSUs and/or PSUs, including if you are not a registered holder of Shares (a “Non-Registered Shareholder”) and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or VIF, as applicable, identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting (a “Username”). Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders, holders of Options, RSUs and PSUs MUST visit  http://www.computershare.com/correvio and provide Computershare Investor Services Inc. with their proxyholder's contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email.

Proxies must be deposited with Computershare Investor Services Inc. no later than 10:00 a.m. (Pacific time) on May 13, 2020 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting but will ensure that your vote will be counted if you are unable to attend. Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions. This is an important matter affecting the future of the Company and your vote is important regardless of the number of securities you own.

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Options, RSUs and/or PSUs must fill out the GREEN form of proxy. If you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Subject to obtaining the approvals of the Shareholders, the Securityholders and the Supreme Court of British Columbia, and to satisfying certain other conditions, all of which are described in more detail in the attached Circular, the Arrangement is expected to close on or about May 27, 2020.

ii

If you have any questions or need assistance, please contact Correvio or the transfer agent, Computershare Investor Services Inc., as follows:

Mail:	Correvio Pharma Corp. 6th Floor, 1441 Creekside Drive Vancouver, British Columbia Canada, V6J 4S7 Attention: Investor Relations	Mail:	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario Canada, M5J 2Y1 Attention: Proxy Department
Telephone:	1-833-490-0586 (toll-free)	Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)
Email:	inquiries@gryphonadvisors.ca

If you have any questions and/or need assistance in voting your securities, please contact our proxy solicitation agent: Gryphon Advisors Inc.

North American Toll Free Number: 1.833.490.0586

Collect Calls Outside North America: 1.416.661.6592

Email: inquiries@gryphonadvisors.ca

On behalf of Correvio, our management team and the Board, I would like to thank all Securityholders for their continuing support and urge you to vote in favour of this milestone transaction.

Sincerely,

“W. James O’Shea”

Chairman
Correvio Pharma Corp.

iii

Capitalized terms used but not otherwise defined in the Circular have the meanings set out in the Glossary of Terms in the Circular.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

The following is a summary of certain information contained in the Circular, together with some of the questions that you, as a Securityholder, may have along with answers to those questions. You are urged to read the remainder of the Circular, the forms of proxy and the Letter of Transmittal carefully because the information contained below is of a summary nature, and therefore is not complete, and is qualified in its entirety by the more detailed information contained elsewhere in the Circular, the forms of proxy and the Letter of Transmittal, and the attached appendices, all of which are important and should be reviewed carefully.

Q:	What am I voting on?
A:	For Shareholders and holders of Options, RSUs and/or PSUs

Shareholders and holders of Options, RSUs and PSUs are being asked to consider and, if deemed advisable, vote FOR the Arrangement Resolution. The Arrangement provides for, among other things: the acquisition by the Purchaser of all the issued and outstanding Shares of Correvio in exchange for the Share Consideration for each Share held by a Shareholder, net of applicable withholding taxes (other than Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection); a cash payment to holders of Options equal to the amount, if any, by which the Share Consideration exceeds the exercise price payable under such Option by the holder thereof to acquire the Share underlying such Option, net of applicable withholding taxes; a cash payment to holders of RSUs of US$0.42 for each RSU held, net of applicable withholding taxes; and a cash payment to holders of PSUs of US$0.42 for each PSU held, net of applicable withholding taxes. The Purchaser intends to have the Shares delisted from the TSX and the Nasdaq. In addition, Correvio will apply to cease to be a reporting issuer in the applicable Canadian jurisdictions. Correvio’s common stock will also be deregistered under the U.S. Exchange Act and Correvio will no longer file periodic or current reports with the SEC.

Only Shareholders

The Meeting is also an annual meeting, and therefore, Shareholders will receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2019 and will be asked to vote on the election of directors and the appointment of Correvio’s auditors for the ensuing year. Shareholders also are being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements thereof. Further descriptions of the matters covered by each of these resolutions are contained in the sections entitled “Business of the Meeting – Election of Directors”, “Business of the Meeting – Appointment and Remuneration of Auditors” and “The Arrangement”.

Q:	When and where is the Meeting?
A:	The Meeting will be held on May 15, 2020 commencing at 10:00 a.m. (Pacific time), subject to any adjournment(s) or postponement(s) thereof. This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, Securityholders and employees, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/202877707. A summary of the information Securityholders will need to attend the Meeting online is provided below. A guide to how to login to, and vote at, the Meeting can be found at Appendix “H” of this Circular.
Q:	As a Securityholder, who is soliciting my proxy?
A:	Your proxy (or proxies) is (are) being solicited by management of Correvio. The Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail and may be supplemented by telephone. Correvio has engaged Gryphon Advisors Inc. as its proxy solicitation agent. If you have questions and/or need assistance in voting your securities, please contact:

Gryphon Advisors Inc.

North American Toll Free Number: 1.833.490.0586

Collect Calls Outside North America: 1.416.661.6592

Email: inquiries@gryphonadvisors.ca

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?
A:	Only Securityholders of record as of the close of business on April 6, 2020, the record date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

A quorum for the transaction of business at the Meeting will be Shareholders present online or represented by proxy, holding not less than 20% of the Shares entitled to be voted at the Meeting.

Q:	What will I receive for my Shares in the Arrangement?
A:	If the Arrangement is completed, each Shareholder (other than Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) will receive a cash payment of US$0.42, net of applicable withholding taxes, in exchange for the transfer of each Share to the Purchaser. See “The Arrangement”.

Q: What will happen to my Options in the Arrangement?

A:	If the Arrangement is completed, each Option granted and outstanding immediately prior to the Effective Time will be transferred to Correvio in exchange for a cash payment from Correvio equal to the amount, if any, by which the Share Consideration exceeds the exercise price payable under such Option by the Optionholder to acquire the Share underlying such Option, net of applicable withholding taxes. See “The Arrangement”.

Q: What will I received for my RSUs and PSUs in the Arrangement?

A:	If the Arrangement is completed, each holder of RSUs will receive a cash payment of US$0.42, net of applicable withholding taxes, in exchange for the transfer of each RSU to Correvio; and each holder of PSUs will receive a cash payment of US$0.42, net of applicable withholding taxes, in exchange for the transfer of each PSU to Correvio. See “The Arrangement”.
Q:	What vote is required at the Meeting to approve the Arrangement Resolution?
A:	In order to become effective, the Arrangement Resolution must be approved by a special resolution passed by (i) at least 66⅔% of the votes cast by Shareholders at the Meeting present online or represented by proxy and (ii) at least 66⅔% of the votes cast by Securityholders (on an As-Converted Basis, as applicable) at the Meeting present online or represented by proxy, voting together as a single class. Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, including the approval of the Court, and other customary closing conditions, all of which are described in more detail in the attached Circular.
Q:	What if I return my proxy but do not mark it to show how I wish to vote?
A:	If your proxy (or proxies) is (are) signed and dated and returned without specifying your choice or is (are) returned specifying both choices, your Shares, Options, RSUs and/or PSUs will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

ii

Q:	When is the cut-off time for delivery of proxies?
A:	Proxies must be delivered by mail to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or fax to 1-866-249-7775 (toll-free), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. Therefore, assuming no adjournment or postponement, the proxy-cut off time is 10 a.m. (Pacific time) May 13, 2020. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.
Q:	As a Securityholder, can I change my vote after I have submitted a signed proxy?
A:	Yes. If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Meeting and voting online if you were a Registered Shareholder or a holder of Options, RSUs or PSUs at the Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy or proxies and delivering this signed written statement to the registered office of Correvio by email to steven.mckoen@blakes.com at any time up to and including the last Business Day prior to the Meeting (or any adjournment or postponement thereof), or (d) in any other manner permitted by law.

Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received no later than 10:00 a.m. (Pacific time) on May 13, 2020 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is deposited with us before the proxy cut-off time, you can still vote your Shares, but to do so you must attend the Meeting online. If as a Registered Shareholder or holder of Options, RSUs or PSUs you are using your control number (or, if you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs, you are using one of your control numbers to login to the Meeting) and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy (or proxies). If you have already voted by proxy (or proxies) and do not wish to revoke your previously submitted proxy (or proxies), do not vote again during the online ballot.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Q:	What are the recommendations of the directors?
A:	After taking into consideration, among other things, the Fairness Opinion, the Board has determined that the Arrangement is in the best interests of Correvio and unanimously recommends that Securityholders vote FOR the Arrangement Resolution to approve the Arrangement.
Q:	Why are the directors making this recommendation?
A:	In reaching their conclusion that the Arrangement is in the best interests of Correvio, the directors considered and relied upon a number of factors, including those described under the headings “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinion” in the Circular.
Q:	In addition to the approval of the Securityholders, are there any other approvals required for the Arrangement?
A:	Yes, the Arrangement requires the approval of the Court and also is subject to the receipt of certain third-party consents and regulatory approvals. See “The Arrangement – Court Approval of the Arrangement” and “The Arrangement – Regulatory Law Matters and Securities Law Matters” in the Circular.

iii

Q:	When can I expect to receive consideration for my Securities?
A:	Shareholders

With respect to a Shareholder, as soon as practicable following the later of the Effective Date and the surrender of the Letter of Transmittal, certificate(s)/DRS advice(s) and any other required documents and instruments to the Depositary, you will be entitled to receive the aggregate amount of Share Consideration, net of withholding taxes, that you are entitled to receive for your Shares. Share Consideration payable to you will be delivered by cheque by way of first class mail, pick-up at the offices of the Depositary or by wire transfer.

Holders of Options, RSUs and PSUs

With respect to an Option, RSU or PSU, as soon as practicable following the later of the Effective Date and the surrender of any required documents and instruments to the Depositary, the Depositary will deliver to each holder of Options, RSUs and PSUs, as applicable, the aggregate amount of the applicable Arrangement Consideration, net of withholding taxes, that the holder of Options, RSUs or PSUs is entitled to receive for their Options, RSUs and PSUs, as applicable. Such Arrangement Consideration payable to you will be delivered by way of first class mail to the address shown on the register of the Optionholders, RSU holders or PSU holders of Correvio, as applicable, maintained by or on behalf of Correvio or by wire transfer if wire instructions are provided to Correvio. Where it is determined that delivery by mail may be delayed, the Depositary may make arrangements to hold for pick-up a cheque at one of its office locations until it is determined that delivery by mail will no longer be delayed.

Holders of both Shares and Options, RSUs or PSUs

If you are a holder of both Shares and Options, RSUs or PSUs, you will receive the Share Consideration for your Shares on the same terms as all other Shareholders and you will receive the applicable Arrangement Consideration for your Options, RSUs or PSUs on the same terms as all other holders of Options, RSUs or PSUs, as applicable.

Q. As a Shareholder, what happens if I submit my letter of transmittal and the associated documentation, including my Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A.	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) and any other documentation associated with your ownership of Shares will be returned promptly to you by the Depositary.
Q:	As a holder of Options, RSUs and/or PSUs, what documentation do I need to submit to be able to receive the applicable Arrangement Consideration?
A:	Other than submitting a properly completed GREEN form of proxy as instructed on such form herein (if you are choosing to vote by proxy rather than online at the Meeting), holders of Options, PSUs and/or RSUs do not need to submit further documentation.
Q:	How will the votes be counted?
A:	Computershare Investor Services Inc., Correvio’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Shareholders and holders of Options, RSUs and PSUs, subject to a limited number of exceptions.

iv

Q:	How will I know when the Arrangement will be implemented?
A:	The Effective Date will occur following the satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the requisite level of Shareholder and Securityholder approval of the Arrangement Resolution is obtained at the Meeting and the Final Order is obtained as contemplated herein, the Effective Date is expected to occur on or about May 27, 2020. On the Effective Date, Correvio and the Purchaser will publicly announce that the Arrangement has been implemented.
Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?
A:	Yes. Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the impact of COVID-19 on timing for Court approval, (ii) the Arrangement Agreement may be terminated in certain circumstances; (iii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (iv) Correvio will incur costs even if the Arrangement is not completed, and also may be required to pay the Termination Fee to the Purchaser; (v) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Correvio; (vi) the market price for the Shares may decline, if, for any reason, the Arrangement Agreement is terminated, whether or not Correvio is required to pay a Termination Fee to the Purchaser; and (vii) without any transaction alternatives, the Company is facing a going concern risk as highlighted its most recent annual financial statements.

See “The Arrangement – Risks Associated with the Arrangement” in the Circular.

Q:	What are the income tax consequences of the Arrangement?
A:	For a summary of certain material Canadian federal, certain U.S. federal and foreign income tax consequences of the Arrangement as applicable to Shareholders, see “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, and “Certain Foreign Income Tax Considerations” in the Circular. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders, as well as other Securityholders, should consult their own tax and investment advisors with respect to their particular circumstances.
Q:	Who can help answer my questions?
A:	If you have any questions, need assistance or need additional copies of the Circular, you should contact Correvio or the transfer agent, Computershare Investor Services Inc., as follows:
Mail:	Correvio Pharma Corp. 6th Floor, 1441 Creekside Drive Vancouver, British Columbia Canada, V6J 4S7 Attention: Investor Relations	Mail:	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario Canada, M5J 2Y1 Attention: Proxy Department
Telephone:	1-833-490-0586 (toll-free)	Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)
Email:	inquiries@gryphonadvisors.ca

If you have any questions and/or need assistance in voting your securities, please contact our proxy solicitation agent: Gryphon Advisors Inc.

North American Toll Free Number: 1.833.490.0586

Collect Calls Outside North America: 1.416.661.6592

Email: inquiries@gryphonadvisors.ca

v

CORREVIO PHARMA CORP.

1441 Creekside Drive, 6th Floor

Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the holders (the “Shareholders”) of common shares (the “Shares”) of Correvio Pharma Corp. (“Correvio” or the “Company”) and a special meeting of the Shareholders, holders of options (the “Options”), restricted share units (the “RSUs”) and phantom share units (the “PSUs”) of the Company (the “Meeting”) will be held virtually at https://web.lumiagm.com/202877707 on May 15, 2020 at 10 a.m. (Pacific time), subject to any adjournment(s) or postponement(s) thereof.

At the Meeting, the Shareholders will receive the financial statements of the Company for the year ended December 31, 2019 and the report of the auditors thereon and will be asked to vote on the following:

1.	to elect the directors of the Company to hold office until their successors are elected or appointed;
2.	to appoint KPMG LLP, Chartered Professional Accountants as auditors of the Company until the next annual meeting of the Company and to authorize the directors to fix the auditors’ remuneration;
3.	to consider pursuant to an interim order of the Supreme Court of British Columbia dated April 6, 2020 (the “Interim Order”) and, if thought fit, pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement involving the Company and Mercury Pharma Group Limited, an indirect, wholly owned subsidiary of ADVANZ PHARMA Corp. Limited, (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”), the full text of which resolution is set forth in Appendix “A” to the Circular; and
4.	to transact such further or other business as may properly come before the Meeting.

At the Meeting, Shareholders and holders of Options, RSUs and PSUs (on an “as-converted basis”), voting together as a single class will be asked to vote on the following:

1.	to consider pursuant to the Interim Order and, if thought fit, pass, with or without amendment, the Arrangement Resolution approving the Arrangement under Section 192 of the CBCA, the full text of which resolution is set forth in Appendix “A” to the Circular.

For the purposes of this notice, “as-converted basis” means, (i) in respect of Options, the number of Shares for which the Options are exercisable, (ii) in respect of RSUs, on the basis of one Share for each RSU, and (iii) in respect of PSUs, on the basis of one Share for each PSU.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement, and is deemed to form part of this Notice.

Shareholders who are registered holders of Shares (“Registered Shareholders”) and holders of Options, RSUs and PSUs are entitled to either vote at the Meeting online or vote by proxy. Shareholders who are not Registered Shareholders (“Non-Registered Shareholders”) should carefully follow the instructions of their intermediaries (see “General Proxy Information – Non-Registered Shareholders”).

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Options, RSUs and/or PSUs must fill out the GREEN form of proxy. If you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Shareholders and holders of Options, RSUs and PSUs who are unable to attend the virtual Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent at its mailing address of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

Registered Shareholders and holders of Options, RSUs and PSUs and duly appointed proxyholders of such Registered Shareholders and holders of Options, RSUs and PSUs will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/202877707. A Shareholder or holder of Options, RSUs or PSUs who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the applicable form(s) of proxy or VIF attend and participate at the Meeting as your proxy and vote your Shares, Options, RSUs and/or PSUs, including, if you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your applicable form(s) of proxy or VIF, as applicable, identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting (a “Username”). Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders and holders of Options, RSUs and PSUs MUST visit  http://www.computershare.com/correvio and provide Computershare Investor Services Inc. with their proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email.

Proxies must be deposited with Computershare Investor Services Inc. no later than 10:00 a.m. (Pacific time) on May 13, 2020 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting but will ensure that your vote will be counted if you are unable to attend. Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions. Please refer to the section in the Circular entitled “General Proxy Information – Non-Registered Shareholders” for information on how to vote your securities if you are a Non-Registered Shareholder.

The Interim Order provides that each Registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA as modified by the Interim Order and Plan of Arrangement and, if the Arrangement becomes effective, have his, her or its Shares cancelled in exchange for a cash payment from Correvio equal to the fair value of his or her Shares in accordance with the dissent rights set out in section 190 of the CBCA as modified by the Plan of Arrangement. To exercise such right, (a) a written notice of dissent with respect to the Arrangement Resolution from the registered Shareholder must be received by Correvio at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 10:00 a.m. (Pacific time) on May 13, 2020 or two Business Days prior to any adjournment or postponement of the Meeting, and (b) the registered Shareholder must have otherwise complied with the dissent procedures in Section 190 of the CBCA, as modified by the Interim Order. The right to dissent is described in the Circular and the text of the Interim Order is set forth in Appendix “D” to the Circular.

Failure to strictly comply with the requirements set forth in the Interim Order may result in the loss of any right of dissent.

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If you have any questions or need assistance, please contact Correvio or the transfer agent, Computershare Investor Services Inc., as follows:

Mail:	Correvio Pharma Corp. 6th Floor, 1441 Creekside Drive Vancouver, British Columbia Canada, V6J 4S7 Attention: Investor Relations	Mail:	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario Canada, M5J 2Y1 Attention: Proxy Department
Telephone:	1-833-490-0586 (toll-free)	Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)
Email:	inquiries@gryphonadvisors.ca

If you have any questions and/or need assistance in voting your securities, please contact our proxy solicitation agent: Gryphon Advisors Inc.

North American Toll Free Number: 1.833.490.0586

Collect Calls Outside North America: 1.416.661.6592

Email: inquiries@gryphonadvisors.ca

DATED at Vancouver, British Columbia this 7th day of April, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF CORREVIO PHARMA CORP.

“W. James O’Shea”

W. James O’Shea
Chairman

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TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS	1
NOTE TO U.S. SHAREHOLDERS	3
CURRENCY AND EXCHANGE RATES	3
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
GLOSSARY OF TERMS	5
SUMMARY	19
The Meeting	19
Record Date	19
Business of the Meeting	19
Principal Steps to the Arrangement	20
Background to the Arrangement	21
Recommendation of the Correvio Board	21
Reasons for the Arrangement	21
Fairness Opinion	23
Correvio Voting Agreement	23
Parties to the Arrangement	24
Conditions to the Arrangement	24
Termination of the Arrangement Agreement	26
CRG Loan Amendment & Waiver	27
Risk Factors	27
Arrangement Mechanics	27
Dissent Rights	28
Income Tax Considerations	28
GENERAL PROXY INFORMATION	29
Solicitation of Proxies	29
How the Vote for the Arrangement Resolution is Approved	29
Who can Vote?	29
What is a Form of Proxy?	30
Appointment of Proxies/Submission of Voting Instruction Forms & Registering Proxyholders	30
Instructing your Proxy and Exercise of Discretion by your Proxy	31
Changing your mind	31
Non-Registered Shareholders	32
Attending and Participating at the Meeting	33
Voting Shares and Principal Holders	33
BUSINESS OF THE MEETING	34
Receipt of Financial Statements	34
Election of Directors	34
Appointment and Remuneration of Auditors	37
STATEMENT OF EXECUTIVE COMPENSATION	37
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	37
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37
CORPORATE GOVERNANCE PRACTICES	38
THE ARRANGEMENT	38
Parties to the Arrangement	39
Principal Steps to the Arrangement	39
Background to the Arrangement	40
Recommendation of the Board	45
Reasons for the Arrangement	45
Fairness Opinion	47
Approval of Arrangement Resolution	49
Correvio Voting Agreement	49
Completion of the Arrangement	50
Court Approval of the Arrangement	50

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Regulatory Law Matters and Securities Law Matters	51
Fees and Expenses	51
Interest of Certain Persons in the Arrangement	52
The Arrangement Agreement	52
CRG Loan Amendment & Waiver	67
Risks Associated with the Arrangement	68
Risks Related to the Arrangement	68
Risks Related to the Sale of Shares for Cash	70
Risks Relating to Correvio	70
Arrangement Mechanics	71
Lost Certificates	72
Cancellation of Rights After Six Years	73
Dissent Rights	73
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	75
Holders Resident in Canada	76
Holders Not Resident in Canada	77
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	79
Consequences of the Arrangement	79
Passive Foreign Investment Company Rules	80
Backup Withholding and Information Reporting	80
CERTAIN FOREIGN INCOME TAX CONSIDERATIONS	80
ADDITIONAL INFORMATION	81
APPROVAL OF DIRECTORS	81
CONSENT OF PIPER SANDLER & CO.	1

APPENDIX “A”	ARRANGEMENT RESOLUTION	A-1
APPENDIX “B”	PLAN OF ARRANGEMENT	B-1
APPENDIX “C”	FAIRNESS OPINION	C-1
APPENDIX “D”	COURT MATERIALS	D-1
APPENDIX “E”	DISSENT RIGHTS	E-1
APPENDIX “F”	STATEMENT OF EXECUTIVE COMPENSATION	F-1
APPENDIX “G”	CORPORATE GOVERNANCE PRACTICES	G-1
APPENDIX “H”	ELECTRONIC MEETING GUIDE	H-1

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CORREVIO PHARMA CORP.

1441 Creekside Drive, 6th Floor

Vancouver, B.C. V6J 4S7

ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of April 7, 2020.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Correvio for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated into this Circular by reference, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively hereinafter referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the timing of the Meeting and the Final Order; the likelihood of the Arrangement being completed; principal steps to the Arrangement; the Board and management team of the Company following the completion of the Arrangement; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of, and developments related to, Correvio after the date of this Circular and prior to the Effective Time; Securityholder Approval and Court approval of the Arrangement; regulatory approval and consent of and in connection with the Arrangement; stock exchange delistings and Correvio’s ceasing to be a reporting issuer and the timing thereof; market position, and future financial or operating performance of Correvio and the Purchaser; anticipated developments in operations; the timing and amount of estimated capital expenditure; costs and timing of development and capital expenditures related thereto; executive compensation arrangements; operating expenditures; currency fluctuations; requirements for additional capital; Intellectual Property rights disputes or Claims; limitations on insurance coverage; the timing and possible outcome of pending litigation in future periods; goals; strategies; future growth; planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

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Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of Correvio’s management as well as on assumptions that such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the Court, and the receipt of the required regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Correvio to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: risks relating to COVID-19, including any impact on the timing for Court approval of the Arrangement; the fact that the Arrangement Agreement may be terminated in certain circumstances; the uncertainty that all conditions precedent to the Arrangement will be satisfied; the fact that Correvio will incur costs even if the Arrangement is not completed, and also may be required to pay the Termination Fee; risks that the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Correvio; the risk that the required Securityholder approval may not be obtained; the fact that Correvio is restricted from taking certain actions while the Arrangement is pending; the risk that the market price of the Shares may decline if, for any reason, the Arrangement Agreement is terminated, whether or not Correvio is required to pay a Termination Fee to the Purchaser; the fact that Securityholders will no longer hold an interest in Correvio following the Arrangement and will forego any future increase in value of future growth of Correvio; the risk that the Company will not have sufficient liquidity to satisfy its obligations if the Arrangement is not completed; the fact that the Arrangement is subject to the condition that a Material Adverse Effect has not occurred; the risk that the failure to consummate the Arrangement could negatively affect the Company and that significant management time and attention is diverted from the business to undertake the Arrangement; general business, economic, competitive, political, regulatory and social uncertainties; risks related to factors beyond the control of Correvio or the Purchaser; risks related to regulatory requirements; risks related to obtaining and maintaining necessary licenses and Permits; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Correvio’s operations; risks related to political developments and policy shifts; risks related to dependence on key personnel; risks related to amendments to Laws; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing; the ability to renew existing licenses or Permits or obtain required licenses and Permits; increased operating costs; risks related to directors and officers of Correvio possibly having interests in the Arrangement that are different from other Securityholders; and risks relating to the possibility that more than 5% of Shareholders may exercise their Dissent Rights.

Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “The Arrangement – Risks Associated with the Arrangement”. Although Correvio has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Circular and other than as required by applicable Securities Laws, Correvio assumes no obligation to update or revise them to reflect new events or circumstances.

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NOTE TO U.S. SHAREHOLDERS

Correvio is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies from Securityholders is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Therefore, this solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the U.S. Exchange Act. Accordingly, this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws.

The enforcement by Securityholders of civil liabilities under the United States federal or state Securities Laws may be affected adversely by the fact that the Company is organized under the Laws of Canada, that certain of the officers and directors of Correvio are residents of countries other than the United States and a significant portion of the assets of the Company and substantially all of the assets of such Persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for Securityholders resident in the United States to effect service of process within the United States upon Correvio, their respective officers and directors, and any documents incorporated by reference herein, and the courts of Canada may not enforce judgments of United States’ courts obtained in actions against such Persons predicated upon civil liabilities under the federal or state Securities Laws of the United States.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission or the securities regulatory authority of any state, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular.

Securityholders in the United States should be aware that the disposition of Shares, Options, RSUs and PSUs pursuant to the Arrangement may have Tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and Securityholders in the United States are advised to consult their independent tax advisors regarding the United States and Canadian federal, state, local and foreign Tax consequences to them of participating in the Arrangement. See “U.S. Federal Income Tax Considerations”.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references herein to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars.

The following table sets out: (i) the rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average rates of exchange for such periods; and (iii) the highest and lowest rates of exchange during such periods, based on the closing rates of exchange as quoted by the Bank of Canada.

	Year Ended December 31,
	2017	2018	2019
Low	1.2128	1.2288	1.2988
High	1.3743	1.3642	1.3600
Average	1.2986	1.2957	1.3269
Year End	1.2545	1.3642	1.2988

On April 7, 2020, the closing exchange rate for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was C$1.3986.

3

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Correvio’s financial statements that are referenced herein are reported in U.S. dollars and are prepared in accordance with GAAP in the United States of America.

4

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Annual General and Special Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“Access Limitations”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Other Covenants”.
“Acquisition Proposal”	means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to Correvio, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of Correvio and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Correvio and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Correvio and its subsidiaries, taken as a whole (or any lease, long-term supply, hedging arrangement, joint venture, strategic alliance, partnership or other transaction having the same economic effect as a sale of such assets), or (ii) beneficial ownership of 20% or more of the issued and outstanding voting or equity securities of Correvio or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Correvio and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of Correvio or any of its subsidiaries; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Correvio or any of its subsidiaries; in all cases, whether in a single transaction or in a series of related transactions.
“Acquisition Proposal Notice”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenant Regarding Acquisition Proposal”.
“Advance Notice Provisions”	has the meaning given to such term under the heading “Business of the Meeting – Election of Directors”.
“ADVANZ”	means ADVANZ PHARMA Corp. Limited.
“affiliate”	has the meaning specified in the Securities Act.
“allowable capital loss”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.
“Angiotech Canadian Subsidiaries”	has the meaning given to such term under the heading “Business of the Meeting – Election of Directors”.
“Angiotech U.S. Subsidiaries”	has the meaning given to such term under the heading “Business of the Meeting – Election of Directors”.

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“Annual Information Form”	means the annual information form of Correvio filed on SEDAR on March 30, 2020.
“Arrangement”	means the arrangement of Correvio under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably.
“Arrangement Agreement”	means the arrangement agreement dated March 15, 2020 among Correvio, the Purchaser and ADVANZ, including the schedules thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.
“Arrangement Consideration”	means the applicable consideration to be received by Securityholders, being (i) for Shareholders, the Share Consideration; (ii) for Optionholders, a cash payment equal to the amount, if any, by which the Share Consideration exceeds the exercise price payable under such Option by the holder thereof to acquire the Share underlying such Option, net of applicable withholding taxes; (iii) for holders of RSUs, US$0.42 in cash for each RSU held, net of applicable withholding taxes; and (iv) for holders of PSUs, US$0.42 in cash for each PSU held, net of applicable withholding taxes.
“Articles of Arrangement”	means the articles of arrangement of Correvio in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Parties, each acting reasonably.
“Arrangement Resolution”	means the special resolution of the Shareholders, Optionholders and Holders of RSUs and PSUs approving the Arrangement, the Plan of Arrangement and the Arrangement Agreement, which is to be considered at the Meeting, a copy of which is attached to this Circular as Appendix “A”.
“As-Converted Basis”	means, (i) in respect of Options, the number of Shares for which the Options are exercisable, (ii) in respect of RSUs, on the basis of one Share for each RSU, and (iii) in respect of PSUs, on the basis of one Share for each PSU.
“Authorization”	means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any environmental Permit.
“Blakes”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.
“Board”	means the board of directors of Correvio as the same is constituted from time to time.
“Board Recommendation”	has the meaning given to such term under the heading “The Arrangement – Recommendation of the Correvio Board”.
“Broadridge”	means Broadridge Financial Solutions Inc.

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“Business”	means the business and affairs of the Correvio Group as described in the Disclosure Documents.
“Business Day”	means a day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or Toronto, Ontario are authorized or required by applicable Law to be closed.
“Business IP”	means all Intellectual Property used or held for use in the operations of Correvio’s Business.
“Canadian Securities Administrators”	means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators.
“Cardiome”	means Cardiome Pharma Corp.
“Cardiome Arrangement”	has the meaning given to such term under the heading “Summary – Parties to the Arrangement”.
“CBCA”	means the Canada Business Corporations Act.
“CDS & Co.”	means the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms.
“Certificate of Arrangement”	means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Change in Recommendation”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants Regarding Acquisition Proposal”.
“Cipher”	means Cipher Pharmaceuticals Inc.
“Circular”	means, collectively, the Notice of Annual General and Special Meeting and this Management Information Circular of Correvio, including all appendices hereto, sent to Securityholders in connection with the Meeting.
“Claim”	means (i) any suit, action, proceeding, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; or (ii) any appeal or application for review; whether at Law or in equity or by any Governmental Entity.
“Confidentiality Agreement”	means the confidentiality agreement between Correvio and Advanz Pharma Services (UK) Limited dated January 16, 2019, as amended February 16, 2020.
“Contract”	means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject.
“Correvio” or “Company”	means Correvio Pharma Corp., a corporation existing under the federal Laws of Canada.
“Correvio Disclosure Letter”	means the disclosure letter dated March 15, 2020 and delivered by Correvio to the Purchaser and ADVANZ with the Arrangement Agreement.

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“Correvio Financial Statements”	has the meaning ascribed thereto in the Arrangement Agreement.
“Correvio Group”	means Correvio and all of its direct and indirect subsidiaries.
“Correvio Interim Financial Statements”	has the meaning ascribed thereto in the Arrangement Agreement.
“Correvio Material Contracts”	means those Contracts set out in Schedule C(t) of the Correvio Disclosure Letter and all leases listed in Schedule C(r)(vi) of the Correvio Disclosure Letter.
“Correvio Supporting Shareholders”	means collectively all of the senior officers and directors of Correvio who have entered into Correvio Voting Agreements.
“Correvio Voting Agreement”	means the voting agreement (including all amendments thereto) between Purchaser and the Correvio Supporting Shareholders setting forth the terms and conditions upon which the Correvio Supporting Shareholders have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution.
“Court”	means the Supreme Court of British Columbia.
“CRDAC”	has the meaning given to such term under the heading “The Arrangement - Background to the Arrangement”.
“CRA”	means the Canada Revenue Agency.
“CRG”	means CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) L.P. and CRG Partners III – Parallel Fund “B” (Cayman) L.P. (and their agent, CRG Servicing LLC).
“CRG Consent”	has the meaning given to such term under the heading “The Arrangement – CRG Loan Amendment & Waiver”.
“CRG Loan”	means the second amended and restated term loan agreement dated as of May 15, 2018 among Correvio and CRG, as amended to the date of the Arrangement Agreement, and all agreements ancillary thereto.
“CRG Warrants”	has the meaning given to such term under the heading “The Arrangement – CRG Loan Amendment & Waiver”.
“Demand Notice”	has the meaning given to such term under the heading “The Arrangement – Dissent Rights”.
“Depositary”	means Computershare Investor Services Inc.
“Director”	means the director appointed pursuant to Section 260 of the CBCA.
“Disclosure Documents”	means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and results of operations, certifications, annual information forms, management information circulars, material change reports, business acquisition reports and other documents publicly disclosed or filed by Correvio with the securities authorities and publicly available at www.sedar.com.

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“Dissent Rights”	means the rights of dissent exercised by the Shareholders under Section 190 of the CBCA in respect of the Arrangement, as modified by the Plan of Arrangement or the Court in the Interim Order or the Final Order in respect of the Arrangement.
“Dissent Shares”	means the Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent.
“Dissenting Shareholder”	means a Registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“Dissenting Non-Resident Holder”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.
“Dissenting Resident Holder”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.
“DRS”	means Direct Registration System.
“DTC”	means The Depository Trust Company.
“EDGAR”	means the Electronic Data Gathering, Analysis, and Retrieval system.
“Effective Date”	means the date shown on the Certificate of Arrangement giving effect to the Arrangement, which shall be no later than the Outside Date.
“Effective Time”	means 12:01 a.m. (Pacific time) on the Effective Date or such other time as Correvio and Purchaser may agree upon in writing.
“Employee Plans”	means all benefit or compensation plans, programs, policies, practices, Contracts, agreements or other arrangements, covering current or former employees, directors or consultants of the Correvio Group, including without limitation employment, consulting, deferred compensation, equity, benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or contributed to by a member of the Correvio Group, or to which a member of the Correvio Group is obligated to contribute, or with respect to which a member of the Correvio Group has any Liability, direct or indirect, contingent or otherwise, other than benefit plans established pursuant to statute.
“Encumbrance”	means any Claim, encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse Claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing.

9

“Environmental Laws”	means all Law aimed at, or relating to, the reclamation or restoration of properties, occupational health and safety, protection of the environment, abatement of pollution, protection of wildlife, ensuring public safety from environmental hazards and all other Laws relating to (a) the management processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances; (b) plant and animal life, (c) lands; or (d) other natural resources.
“Epirus”	has the meaning given to such term under the heading “Business of the Meeting –Election of Directors”.
“Fairness Opinion”	means the opinion of Piper Sandler & Co. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be received by Shareholders is fair, from a financial point of view to Shareholders, a copy of which is attached as Appendix “C” to this Circular.
“FDA”	has the meaning given to such term under the heading “The Arrangement - Background to the Arrangement”.
“FDA Decision”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.
“Final Order”	means an order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to each of the Parties, each acting reasonably, approving the Arrangement after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal, unless such appeal is withdrawn, abandoned or denied.
“forward-looking statements”	has the meaning given to such term under the heading “Cautionary Note Regarding Forward-Looking Statements and Risks”.
“GAAP”	means the generally accepted accounting principles.
“Governmental Entity”	means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX and Nasdaq, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.
“Gryphon Advisors Inc.”	means Gryphon Advisors Inc., being the proxy solicitation agent retained by Correvio in respect of the Meeting.
“Hazardous Substances”	means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in any Liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the environment.

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“Holder”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations”.
“Intellectual Property”	means domestic and foreign intellectual property rights, whether or not registrable, patentable or otherwise formally protectable, including: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) works, copyrights, copyright registrations and applications for copyright registration, including all moral rights or similar rights of authorship or attribution; (iii) designs, design registrations, design registration applications and integrated circuit topographies; (iv) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade-mark applications, trade dress and logos, and all goodwill related thereto; (v) Trade Secrets; and (vi) telephone numbers, domain names and social media identities, and the goodwill associated with any of the foregoing.
“Interim Order”	means an order of the Court in a form acceptable to each of the Parties, acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably, a copy of which is attached as Appendix “D” to this Circular.
“Intermediary”	has the meaning given to such term under the heading “General Proxy Information – Who Can Vote?”.
“IRS”	means the Internal Revenue Service.
“Key Regulatory Approvals”	means those sanctions, rulings, consents, orders, exemptions, permits, Authorizations and other approvals of Governmental Entities, necessary to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, including but not limited to, in relation to Correvio, the approval of the TSX of this Circular in respect of the Arrangement.
“Key Third Party Consents”	means those notices, consents or approvals required to be delivered to or obtained from any third party (other than any Governmental Entity), including under any Contract, to proceed with or in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, as set out in Schedule C(cc) of the Correvio Disclosure Letter.
“KPMG”	has the meaning given to such term under the heading “Business of the Meeting – Appointment and Remuneration of Auditors”.
“Law” or “Laws”	means, with respect to any Person, any and all applicable law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

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“Letter of Transmittal”	means the letter of transmittal, a form of which accompanies this Circular, to be completed by Registered Shareholders in connection with the Arrangement.
“Liability”	means, in respect of any Person, any debt, liability or obligation of any kind or nature whatsoever, including (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, (ii) any right against such Person to an equitable remedy for breach of performance, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).
“Lien”	means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.
“Liquidity Covenant”	has the meaning given to such term under the heading “The Arrangement – CRG Loan Amendment & Waiver”.
“Market Capitalization”	has the meaning given to such term under the heading “Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules”
“Material Adverse Effect”	means any effect, fact, change, event, occurrence or circumstance that is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), capital, operations or results of operations of Correvio and its subsidiaries, taken as a whole, other than any effect arising from, relating to or resulting from, as applicable: (i) the global economy, political conditions (including the outbreak of war or any acts of terrorism), international trade or securities, financial or credit, markets in general, natural disasters or other acts of God; (ii) the pharmaceutical industry in general, (iii) any generally applicable change in applicable Law (other than orders, judgments, Claims or decrees against Correvio or any of its subsidiaries), or accounting standards or the enforcement or interpretation thereof; (iv) a change in the market trading price or trading volume of Shares (it being understood that the underlying cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless otherwise excepted under this definition); (v) the announcement of the Arrangement Agreement, including the impact thereof on the relationships, contractual or otherwise, on Correvio and its subsidiaries with customers, suppliers, business partners, regulators, vendors, Governmental Entities or other third Persons; (vi) any action taken or refrained from being taken by Correvio or its subsidiaries in connection with the Arrangement Agreement, to the extent the Purchaser has expressly consented to, approved or requested such action in writing following the date of the Arrangement Agreement; (vii) any failure, in and of itself, of Correvio and its subsidiaries to meet (A) any public estimates or expectations of Correvio’s revenues, earnings or other financial performance or result of operations or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless otherwise excepted under this definition); (viii) a negative ruling by the U.S. Food and Drug Administration in the United States, with respect to Trevyent including without limitation, a complete response letter, or any action taken by United Therapeutics Corporation after such ruling; (ix) any actions or positions taken by Eddingpharm (Asia) Macao Commercial Offshore Limited or any rulings made by the arbitral body in connection with the binding arbitration proceedings regarding the Aggrastat distribution agreement in China; (x) the matter set forth in Schedule 1.1(ii) of the Correvio Disclosure Letter (but subject to the limitation set out in such Schedule); and (xi) any disease outbreaks, pandemics or epidemics or other related condition provided, however, that (x) in the event that Correvio and its subsidiaries, taken as a whole, are materially and disproportionately affected by an effect described in clause (i), (ii), (iii) or (xi) above relative to other participants in the industries in which Correvio and its subsidiaries operate, the extent (and only the extent) of such effect, relative to such other participants, on Correvio or any of its subsidiaries, taken as a whole, may be taken into account in determining whether there has been a Material Adverse Effect; and (y) references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for the purposes of determining whether a “Material Adverse Effect” has occurred.

12

“material fact” and “misrepresentation”	have the meanings ascribed thereto in the Securities Act.
“MD&A”	has the meaning given to such term under the heading “Additional Information”.
“Meeting”	means the annual general and special meeting of Shareholders and Optionholders and holders of RSUs and PSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for the other purposes as set out in this Circular.
“MI 61-101”	means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
“Nasdaq”	means the Nasdaq Stock Market.
“New Drug Application”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.
“NI 52-110”	has the meaning given to such term under the heading “Corporate Governance Practices”.
“NI 58-101”	has the meaning given to such term under the heading “Corporate Governance Practices”.
“NI 58-201”	has the meaning given to such term under the heading “Corporate Governance Practices”.
“NOBO”	has the meaning given to such term under the heading “General Proxy Information – Non-Registered Shareholders”.

13

“Non-Registered Shareholders”	means Shareholders who are not Registered Shareholders.
“Non-Resident Holders”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.
“Notice of Annual General and Special Meeting”	means the notice of annual general and special meeting of Securityholders which accompanies this Circular.
“Notice of Dissent”	has the meaning given to such term under the heading “The Arrangement – Dissent Rights”.
“Notice of Intention”	has the meaning given to such term under the heading “The Arrangement – Dissent Rights”.
“Notice Shares”	has the meaning given to such term under the heading “The Arrangement – Dissent Rights”.
“NP 58-201”	has the meaning given to such term under the heading “Corporate Governance Practices”.
“OBO”	has the meaning given to such term under the heading “General Proxy Information – Non-Registered Shareholders”.
“Optionholder”	means the holders of Options.
“Options”	means, at any time, options exercisable to acquire Shares granted under the Option Plan which are, at such time, outstanding (whether or not vested).
“Option Plan”	means the stock option plan of Correvio, last approved by Shareholders on May 9, 2018.
“ordinary course of business” or “ordinary course of business consistent with past practice”	or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices (in terms of nature, scope and magnitude) of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person.
“Outside Date”	means June 30, 2020, or such later date as may be agreed to in writing by the Parties.
“Parties”	means, collectively, Correvio and the Purchaser and “Party” means any one of them (and, where specified in the Arrangement Agreement, “Parties” includes ADVANZ).
“PDUFA Date”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.
“Permit”	means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity.
“Person”	includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal Representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

14

“PFIC”	has the meaning given to such a term under the heading “Certain U.S. Federal Income Tax Considerations–Passive Foreign Investment Company Rules”.
“PFIC rules”	has the meaning given to such a term under the heading “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.
“Piper Sandler & Co.”	means Piper Sandler & Co., being the financial advisor to the Board.
“Plan of Arrangement”	means the plan of arrangement substantially in the form set out in Appendix “B” hereto, subject to any amendments or variations thereto made from time to time in accordance with the Arrangement Agreement, the plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably.
“PSUs”	means, as of any date, phantom share units issued under the PSU Plan outstanding as of such date.
“PSU Plan”	means Correvio’s Phantom Share Unit Plan adopted with effect from May 15, 2018.
“Purchaser”	means Mercury Pharma Group Limited, an indirect, wholly owned subsidiary of ADVANZ.
“Receivables”	means all accounts receivable, bills receivable, trade accounts, book debts and insurance Claims of Correvio and each of its subsidiaries together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.
“Record Date”	means April 6, 2020.
“Registered Shareholder”	means a registered holder of Shares.
“Representative”	means, collectively, in respect of a Person, its subsidiaries and its affiliates and its and their respective officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors).
“Resident Holder”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Holder Resident in Canada”.
“RSUs”	means, as of any date, restricted share units issued under the RSU Plan outstanding as of such date.
“RSU Plan”	means the restricted share unit plan last approved by Shareholders on May 9, 2018.
“Sale Process”	has the meaning given to such term under the heading “The Arrangement - Background to the Arrangement”.
“SEC”	means the United States Securities and Exchange Commission.
“Securities”	means Shares, Options, RSUs and PSUs.

15

“Securities Act”	means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.
“Securities Laws”	means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, the Sarbanes-Oxley Act of 2002, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and Nasdaq.
“Securityholders”	means the Shareholders, Optionholders and holders of RSUs and PSUs.
“Securityholder Approval”	means (i) two-thirds of the votes cast by the Shareholders present online or represented by proxy at the Meeting and (ii) two-thirds of the votes cast by the Shareholders, the Optionholders and the holders of RSUs and PSUs (on an As-Converted Basis, as applicable), voting together as a single class, present online or represented by proxy at the Meeting.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 of the Canadian Securities Administrators and available for public view at www.sedar.com.
“Share Consideration”	means the consideration to be received by Shareholders pursuant to the Plan of Arrangement in respect of each Share that is issued and outstanding immediately prior to the Effective Time, of US$0.42 per Share.
“Shareholders”	means the registered or beneficial holders of Shares, as the context requires.
“Shares”	means the issued and outstanding common shares in the capital of Correvio.
“Skadden”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.
“Superior Proposal”	means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, after the date of the Arrangement Agreement that would, if consummated, result in any Person or group of Persons acquiring, directly or indirectly, 100% of the consolidated net revenues, net income or total assets (including equity securities of Correvio’s subsidiaries) of Correvio and its subsidiaries or securities representing 100% of the total voting power of the equity securities of Correvio (or of the surviving entity in a merger, amalgamation, arrangement or similar transaction involving Correvio) that, in the good faith determination of the Board, after receipt of advice from its outside financial advisor and outside legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Board; (iii) is not subject to a due diligence, access or financing condition; (iv) did not result from a breach of Article 7 of the Arrangement Agreement by Correvio or its Representatives; (v) in the case of a transaction that involves the acquisition of Shares, is made available to all Shareholders on the same terms and conditions; and (vi) in respect of which the Board determines, in its good faith judgment after receiving advice of its outside legal counsel and financial advisor, that (a) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with the Board’s fiduciary duties; and (b) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to the Shareholders from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Subsection 7.3 of the Arrangement Agreement).

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“Superior Proposal Notice”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants of Correvio – Right to Accept a Superior Proposal”.
“Superior Proposal Notice Period”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants of Correvio – Right to Accept a Superior Proposal”.
“Tax Act”	means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.
“taxable capital gain”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.
“Taxes”	means any and all domestic and foreign federal, state, provincial, municipal, territorial and local taxes, assessments and other governmental charges, duties, fees, levies, impositions and liabilities imposed by any Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, disability, severance, social security, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital gains, capital stock, windfall profits, premium, transfer, franchise, stamp, license, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all estimated taxes, deficiency assessments, interest, penalties, fines and additions to tax imposed with respect to such amounts, and shall include any Liability for such amounts as a result of (i) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (ii) a contractual obligation to indemnify any Person or other entity.
“Tax Proposals”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations”.
“Tax Returns”	means all domestic and foreign federal, state, provincial, territorial, municipal and local returns, reports, declarations, disclosures, elections, notices, filings, forms, statements, information statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.
“Termination Fee”	means an amount equal to US$3,500,000 payable by Correvio to the Purchaser.

17

“Trade Secret”	means know-how, trade secrets, proprietary information, algorithms, formulae, recipes, systems, compositions, manufacturing and production processes, methods and techniques and related documentation, clinical and testing data, customer and supplier information, and market and survey information.
“TSX”	means the Toronto Stock Exchange.
“United States” or “U.S.”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
“U.S. Holder”	has the meaning given to such term under the heading “Certain U.S. Federal Income Tax Considerations”.
“U.S. Securities Act”	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.
“U.S. Tax Code”	has the meaning given to such term under the heading “Certain U.S. Federal Income Tax Considerations”.
“Username”	has the meaning given to such term under the heading “General Proxy Information – Appointment of Proxies/Submission of Voting Instruction Forms & Registering Proxyholders”.
“VIF”	means a voting instruction form.
“Warrants”	means the outstanding common share purchase warrants to acquire Shares.

18

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Meeting

This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, Securityholders and employees, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/202877707 on May 15, 2020 commencing at 10:00 a.m. (Pacific time), subject to any adjournment(s) or postponement(s) made in accordance with the Arrangement Agreement.

Record Date

Only Securityholders of record at the close of business on the Record Date (being April 6, 2020) are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Business of the Meeting

At the Meeting, Shareholders will be asked to consider and approve:

(a)	the election of directors of Correvio to hold office until their successors are elected or appointed;

(b)	the appointment of Correvio’s auditors for the ensuing year and authorizing its directors to fix the auditors’ remuneration; and

(c)	the Arrangement Resolution.

At the Meeting, Shareholders, Optionholders and holders of RSUs and PSUs (on an As-Converted Basis, as applicable), voting together as a single class, will be asked to consider and approve the Arrangement Resolution.

The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. By passing the Arrangement Resolution, Securityholders will also be giving authority to the Board to use its best judgment to proceed with and cause Correvio to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of the Securityholders. In order to become effective, the Arrangement must be approved by at least (i) 66⅔% of the votes cast by Shareholders at the Meeting present online or represented by proxy and (ii) 66⅔% of the votes cast by Securityholders (on an As-Converted Basis, as applicable) at the Meeting present online or represented by proxy, voting together as a single class. See “The Arrangement — Approval of Arrangement Resolution”.

For further information on voting your Securities at the Meeting, see “General Proxy Information”.

Minority Approval Considerations

As at the date of the Arrangement Agreement and as at the date the Arrangement Agreement was publicly announced, each related party of Correvio and such related party’s associated entities beneficially owned or exercised control or direction over less than one percent of the Shares, except for William Hunter, a director of Correvio. As at the date of the Arrangement Agreement and as at the date the Arrangement Agreement was publicly announced, Dr. Hunter beneficially owned or exercised control or direction over 1,020,881 Shares (being approximately 1.54% of the issued and outstanding Shares), 1,250,000 Options and no RSUs or PSUs. Dr. Hunter will receive (i) a payment per Share identical in amount and form to the entitlement of the general body of Shareholders; and (ii) a payment per Option, if any, calculated using an identical formula to that used for each other Optionholder. Dr. Hunter is not receiving any benefit as a direct or indirect consequence of the Arrangement other than as disclosed in the previous sentence. Therefore, no related party of Correvio will be receiving a collateral benefit (as defined in MI 61-101) in connection with the Arrangement. Accordingly, the Arrangement is not a “business combination” within the meaning of MI 61-101 and is therefore not subject to the minority approval and formal valuation requirements of MI 61-101.

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Principal Steps to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, but in the order and with the timing set out in the Plan of Arrangement:

Dissent Shares

Each Share held by a Dissenting Shareholder will be deemed to be transferred, free and clear of all Liens, to Correvio and Correvio will pay the amount determined and payable in accordance with the Plan of Arrangement.

Shares

Each outstanding Share (other than the Shares held by a Dissenting Shareholder who has validly exercised and not withdrawn such holder’s Dissent Rights) will be irrevocably assigned and transferred by the Shareholder to the Purchaser, free and clear of all Liens, in exchange for a cash payment equal to the Share Consideration, subject to applicable withholdings. The Purchaser will be deemed to be the transferee and the legal and beneficial holder of each Share.

Options

In-the-money Options

Each in-the-money Option outstanding immediately prior to the Effective Time, whether or not vested, will be acquired for cancellation by Correvio in consideration for a cash payment from Correvio equal to the product obtained by multiplying the amount by which the Share Consideration exceeds the exercise price per Share of such in-the-money Option by the number of Shares underlying such in-the-money Option, subject to applicable withholdings. All in-the-money Options issued and outstanding immediately prior to the Effective Time will thereafter immediately be cancelled.

Out-of-the-money Options

Each out-of-the-money Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled without payment to any holder thereof.

RSUs

Each RSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be unconditionally vested, and such RSU will be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of US$0.42, subject to applicable withholdings, and each RSU will be immediately cancelled.

PSUs

Each PSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be unconditionally vested, and such PSU will be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of US$0.42, subject to applicable withholdings, and each PSU will be immediately cancelled.

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Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations between Representatives of Correvio and the Purchaser and their respective financial and legal advisors. Details of the background to the Arrangement are set out under the heading “The Arrangement — Background to the Arrangement”.

Recommendation of the Correvio Board

The Board has unanimously determined, after consultation with its financial and legal advisors, and after consideration of, among other things, the Fairness Opinion, the text of which is attached as Appendix “C” to this Circular and its own deliberations, that the Arrangement is fair and reasonable to the Securityholders and the Arrangement is in the best interests of Correvio, and the Board recommends that the Securityholders vote in favour of the Arrangement Resolution. Accordingly, the Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating the Arrangement and the transactions contemplated in the Arrangement Agreement, the Board has reviewed and considered information it considered relevant to its decision and considered a number of factors relating to the Arrangement with the benefit of advice from Correvio’s senior management and its financial and legal advisors. The following is a summary of the principal reasons for the recommendation of the Board that Securityholders vote FOR the Arrangement Resolution (which reasons are not necessarily presented in order of relative importance):

(a)	All Cash Consideration. The fact that the Arrangement Consideration under the Arrangement is cash will provide Securityholders with certainty of value and liquidity while eliminating the uncertainties of long-term business and execution risk to Securityholders.

• Advice from Piper Sandler & Co. The receipt by the Board of the Fairness Opinion on March 15, 2020 provided that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Share Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view, to Shareholders. The Fairness Opinion is attached as Appendix “C” to this Circular and should be read in its entirety. After consultation with Piper Sandler & Co., including reviewing Piper Sandler & Co.’s methodology for determining that the Share Consideration was fair to Shareholders, including performing (i) selected public companies analysis; (ii) precedent transactions analysis and (iii) discounted cash flow analysis, the Board determined the Share Consideration was fair, from a financial point of view, to Shareholders.

(b)	Premium to Trading Price. The relationship of the Arrangement Consideration (US$0.42 per Share, in the case of Shares, PSUs and RSUs) to the unaffected trading price of Correvio’s Shares, which constitutes a premium of approximately 35% to Correvio’s closing share price on the NASDAQ Capital Market of US$0.31 on the business day prior to the announcement, and a premium of approximately 44% to Correvio’s unaffected closing share price on the NASDAQ Capital Market of US$0.29 on February 21, 2020, the business day prior to initial unsubstantiated rumours related to Xydalba’s off-label efficacy for treatment of the symptoms of COVID-19.

(c)	Current Company Financial Needs. The Company’s cash on hand is not sufficient to fund the Company’s current planned operations. To fund those operations the Company would need to raise additional equity or debt financing or monetize assets. In the current market for equity and debt financing and given the current volatility of the capital markets, there can be no assurance that the Company will be able to raise such additional financing on reasonable terms or at all. Further, any equity financing would likely be highly dilutive to Shareholders. The Arrangement avoids the need for the Company to complete such financing or asset transactions. Without any transaction alternatives, the Company is facing a going concern risk as highlighted in the most recent annual financial statements.

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(d)	Required Securityholder and Court Approvals. The Board considered the following rights and approvals which protect Securityholders:

	•	the Arrangement Resolution must be approved by (i) not less than 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders and (ii) not less than 66⅔% of the votes cast on the Arrangement Resolution by all Securityholders (on an As-Converted Basis, as applicable), voting together as a single class;

	•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Securityholders; and

	•	Registered Shareholders have the right to dissent to the Arrangement Resolution.

(e)	Securityholder Value. After engaging Piper Sandler & Co. to canvass the market for other investment and combination opportunities including completing a fulsome auction during which 80 potential bidders were contacted, management of Correvio and the Board have concluded that the Arrangement represents the best available opportunity to maximize Securityholder value given current industry, economic and market conditions and trends. See “The Arrangement – Background to the Arrangement.” In addition, prolonging the sale process further could have resulted in the loss of a favorable opportunity to successfully consummate a transaction on favorable terms.

(f)	Economic Conditions. The current state of the economy and the stage of the pharmaceutical industry cycle, as well as the uncertainty surrounding these forecasted economic conditions both in the near term and the long term. In addition, it has become much more challenging given the ongoing COVID-19 situation globally.

(g)	Strategic Alternatives. The perceived risks and benefits of a variety of possible alternatives to the Arrangement Agreement, including the alternative of continuing to pursue the Company’s long-term business plan as a public company and not undertaking a strategic transaction at this time, taking into account the Company’s historical performance, current financial position and prospects, access to capital, growth plans and ability to expand its business, key supplier and customer relationships and the ability of the Company to maintain and build on such relationships in the future. The Board also considered the future direction and strategic alternatives available to the Company in light of its size, growth, key supplier and customer relationships, and ability to compete in the longer term against increasingly larger and better capitalized competitors.

(h)	The Terms of the Arrangement Agreement.

	•	Required Approvals. The Arrangement Resolution must be approved by (i) not less than 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders and (ii) not less than 66⅔% of the votes cast on the Arrangement Resolution by all Securityholders (on an As-Converted Basis, as applicable), voting together as a single class.

	•	Superior Proposals. Under the Arrangement Agreement, the Board remains able to respond, in accordance with its fiduciary duties and pursuant to the terms of the Arrangement Agreement, to unsolicited proposals that are more favourable to Securityholders than the Arrangement.

	•	Likelihood of Closing. The likelihood that the Arrangement will be completed, given the covenants of the parties to consummate the transaction, conditions and other approvals necessary to complete the Arrangement.

	•	Treatment of Options. Optionholders will receive a cash payment equal to the amount, if any, by which the Share Consideration exceeds the per Share exercise price payable under such Options, net of applicable withholding Taxes. In addition, Optionholders have the right to vote (on an As-Converted Basis) in favour of or against the Arrangement Resolution, voting together as a single class with all other Securityholders.

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•	Treatment of RSUs and PSUs. Holders of RSUs and PSUs will receive a cash payment equal to US$0.42 per RSU or PSU, respectively, net of applicable withholding Taxes. In addition, holders of RSUs and PSUs have the right to vote (on an As-Converted Basis) in favour of or against the Arrangement Resolution, voting together as a single class with all other Securityholders.

•	No Financing. The Arrangement Agreement is not subject to a financing condition.

•	Specific Performance. The Company’s ability, under certain circumstances pursuant to the Arrangement Agreement, to seek specific performance to prevent breaches of the Arrangement Agreement and to enforce specifically the terms of the Arrangement Agreement.

•	Arms-Length Negotiations. The Arrangement Agreement has customary terms and was the product of extensive arms-length negotiations by Correvio and the Purchaser.

•	Loan Repayment. Under the Arrangement Agreement, the Purchaser has agreed to repay in full approximately US$48,000,000 owed to CRG by Correvio under the CRG Loan.

In view of the wide variety of factors and information considered in connection with their evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Board may have given different weights to different factors or items of information.

See “The Arrangement – Reasons for the Arrangement”.

Fairness Opinion

This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. In connection with the Arrangement, the Board received a written opinion dated from Piper Sandler & Co. The Fairness Opinion states that, as of March 15, 2020, and subject to the assumptions, limitations and qualifications set out therein, the Share Consideration to be received by the Shareholders is fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Appendix “C” to this Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety. See “The Arrangement – Fairness Opinion”.

Subject to the terms of its engagement, Piper Sandler & Co. has consented to the inclusion in this Circular of the Fairness Opinion in its entirety, together with references to and a summary of the Fairness Opinion and other information relating to Piper Sandler & Co. and the Fairness Opinion. The Fairness Opinion addresses the fairness, from a financial point of view, of the Share Consideration to be received by the Shareholders. The Fairness Opinion is not and should not be construed as a recommendation to any Securityholder as to how to vote with respect to the Arrangement or any other matter at the Meeting.

Correvio Voting Agreement

On March 15, 2020, the Purchaser entered into the Correvio Voting Agreement with each of the directors and senior officers of Correvio. The Correvio Voting Agreement sets forth, among other things, the agreement of such directors and senior officers to vote their Shares and, if applicable, any Options, RSUs or PSUs they hold in favour of the Arrangement. As of the Record Date, 1,194,909 of the outstanding Shares were subject to the Correvio Voting Agreement, representing approximately 1.81% of the outstanding Shares.

See “The Arrangement – Correvio Voting Agreement”.

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Parties to the Arrangement

Correvio

Correvio is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.

Correvio was incorporated on March 7, 2018, under the CBCA, in connection with a reorganization of Cardiome by way of a plan of arrangement (the “Cardiome Arrangement”). On March 19, 2018, Correvio entered into a definitive arrangement agreement with Cipher and Cardiome. Under the terms of the agreement, Cipher acquired Cardiome’s Canadian business portfolio in exchange for cash consideration of C$25.5 million. As a result of the Cardiome Arrangement, Correvio acquired, and currently holds, all of Cardiome’s pre-transaction assets and assumed liabilities, but excluding the Canadian business portfolio. Pursuant to the Cardiome Arrangement, Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio. Correvio obtained a substitution listing on the Nasdaq and TSX and has succeeded to Cardiome’s reporting obligations. Correvio has a head office located at 6th Floor, 1441 Creekside Drive, Vancouver, British Columbia, Canada, V6J 4S7, and a registered office at 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Correvio is listed on each of the TSX and the Nasdaq with the trading symbol “CORV”.

ADVANZ and the Purchaser

ADVANZ operates an international speciality pharmaceutical business with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries, and is focused on becoming the leading platform for niche-established medicines, with advanced commercial capabilities throughout Western Europe.

ADVANZ was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on January 20, 2010, under the name “Mercari Acquisition Corp.” It was subsequently renamed “Concordia Healthcare Corp.” then “Concordia International Corp.” and then on November 29, 2018, ADVANZ changed its name to “ADVANZ PHARMA Corp.” as part of a global rebrand in support of its strategy and vision. ADVANZ was continued under the CBCA on June 22, 2018. On September 6, 2018, ADVANZ amended its articles to, among other things, provide for a class of Class A special shares, a class of Class B special shares and a class of Class C special shares, and redesignate its common shares as limited voting shares. On January 1, 2020, ADVANZ completed the continuance of the company from Canada to Jersey, Channel Islands and changed its name to “ADVANZ PHARMA Corp. Limited”. On March 27, 2020, ADVANZ completed a voluntary delisting of its limited voting shares from the TSX.

ADVANZ is a Jersey-registered company and its corporate head office is located in London, England. ADVANZ, through its subsidiaries, operates out of various international office locations with key offices located in: London, England; Dublin, Ireland; Sydney, Australia; Helsingborg, Sweden; Chicago, USA and Mumbai, India.

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of specified conditions being met as of the Effective Time, including, but not limited to:

Mutual Conditions

(a)	the Interim Order being granted on terms consistent with the Arrangement Agreement;

(b)	Securityholder Approval for the Arrangement being obtained in accordance with the Interim Order;

(c)	the Final Order being granted on terms consistent with the Arrangement Agreement;

(d)	no action having been taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise prohibits the completion of the Arrangement;

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(e)	the Articles of Arrangement that will be filed with the Director being in a form acceptable to the Parties;

(f)	the Arrangement Agreement not being terminated in accordance with its terms; and

(g)	certain regulatory approvals, including the approval of the TSX of this Circular, being obtained.

Conditions Precedent to the Obligations of the Purchaser

The following conditions are for the sole benefit of the Purchaser and may be waived by it in whole or in part at any time.

(a)	all covenants of Correvio under the Arrangement Agreement being duly performed in all material respects and the receipt by the Purchaser of a certificate from Correvio confirming such as of the Effective Date;

(b)	(i) the representations and warranties of Correvio set forth (A) in the Arrangement Agreement, that are qualified by reference to materiality or Material Adverse Effect and (B) the representations that (1) Correvio is duly incorporated and is validly existing and in good standing under the CBCA and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets and (2) relate to capitalization, set out in paragraph (e) of Schedule “C” of the Arrangement Agreement, including, but not limited to, that all the issued and outstanding Shares of Correvio and each of its subsidiaries have been authorized and validly issued and are fully paid and non-assessable, will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (ii) the representations and warranties of Correvio set forth in the Arrangement Agreement that are not qualified by materiality or Material Adverse Effect will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of the specified date), except where any failure or failures of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect, and the Purchaser will have received a certificate of Correvio confirming the same as at the Effective Time;

(c)	no Material Adverse Effect on or prior to the date of the Arrangement Agreement which is continuing and since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect, and the Purchaser will have received a certificate signed on behalf of Correvio to such effect;

(d)	all covenants of the Correvio Supporting Shareholders under the Correvio Voting Agreement to be performed on or before the Effective Time will have been duly performed by the parties thereto in all respects;

(e)	holders of no more than five percent of the Shares will have exercised, and at the date of the Meeting, will not have withdrawn, Dissent Rights;

(f)	the administrative agent in respect of the CRG Loan will have provided a payout letter and release in favour of Correvio, the Purchaser and the Purchaser’s lender in respect of liabilities under the CRG Loan, in form and substance acceptable to the Purchaser acting reasonably;

(g)	the Purchaser will have been provided with evidence of discharge of the Encumbrances set out in the Correvio Disclosure Letter; and

(h)	the Key Third Party Consents will have been obtained.

Conditions Precedent to the Obligations of Correvio

The following conditions are for the sole benefit of Correvio and may be waived by it in whole or part at any time.

(a)	all covenants of the Purchaser under the Arrangement Agreement being duly performed in all material respects and Correvio receiving a certificate from the Purchaser confirming such as of the Effective Date;

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(b)	(i) the representations and warranties of the Purchaser set forth in the Arrangement Agreement, that are qualified by reference to materiality will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) the representations and warranties of the Purchaser set forth in the Arrangement Agreement that are not qualified by materiality will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to prevent or have a material adverse effect on the ability of the Purchaser to perform its obligations under the Arrangement Agreement or consummate the Arrangement, and Correvio will have received a certificate of the Purchaser confirming such as of the Effective Time; and

(c)	the Purchaser will have complied with its obligations to pay the aggregate Share Consideration for the Shares outstanding and the Depositary will have confirmed receipt of the aggregate Share Consideration contemplated thereby.

See “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances (certain of which lead to payment of a Termination Fee).

The Termination Fee is payable by Correvio if the Arrangement Agreement is terminated in the following circumstances:

(a)	by the Purchaser if (A) prior to the Effective Time (1) the Board makes a Change in Recommendation, (2) the Board approves or recommends an Acquisition Proposal, or (3) Correvio enters into a definitive agreement with respect to a Superior Proposal; (B) the Meeting does not occur on or before June 1, 2020 or such later day as may be agreed to by Correvio and the Purchaser; or (C) Correvio has breached any of its obligations provided for in the non-solicitation, Acquisition Proposal and Superior Proposal provisions of the Arrangement Agreement or materially breached any of its obligations with respect to the Meeting and this Circular;

(b)	by Correvio if at any time prior to the receipt of the Securityholder Approval, Correvio wishes to enter into a definitive written agreement with respect to a Superior Proposal; or

(c)	(A) by either Correvio or the Purchaser if (i) the Effective Time has not occurred on or before the Outside Date (subject to certain exceptions provided for in the Arrangement Agreement) or (ii) the Securityholder Approval is not obtained at the Meeting in accordance with applicable Law or the Interim Order or (B) by the Purchaser if Correvio is in default of certain covenants or obligations under the Arrangement Agreement, provided that the Purchaser is not in breach of the Arrangement Agreement so as to cause certain conditions therein not to be satisfied if prior to the earlier of the termination of the Arrangement Agreement or the Meeting: (A) an Acquisition Proposal or the intention to make an Acquisition Proposal, with respect to Correvio is made to Correvio or is publicly announced by any Person and not withdrawn prior to the Meeting, and (B) within nine months after the earlier of the date of termination of the Arrangement Agreement or the Meeting either (1) the Acquisition Proposal is accepted, recommended or approved by the Board, and if applicable, has not expired, been withdrawn or been publicly abandoned, or (2) any Person or company acquires more than 50% of the issued and outstanding Shares or more than 50% of the consolidated assets of Correvio under such Acquisition Proposal. For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning set out in the Glossary of Terms, except that references to “20%” shall be deemed “50%”.

See “The Arrangement – The Arrangement Agreement – Termination”.

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CRG Loan Amendment & Waiver

In connection with and prior to entering into the Arrangement Agreement, on March 12, 2020, Correvio and CRG entered into the fourth amending agreement to the CRG Loan. Pursuant to such amendment, CRG has waived, for a limited period of time only, the Liquidity Covenant otherwise applicable to Correvio. Such waiver period will end on the earlier to occur of June 30, 2020 and the termination of the Arrangement Agreement. In addition, such amendment provides that the 2019 minimum revenue threshold for Correvio be lowered from US$36,000,000 to US$32,000,000.

The Company entered into the CRG Consent on March 15, 2020 with CRG. Pursuant to the CRG Consent, CRG (i) consented to the entry by the Company into the Arrangement Agreement, and (ii) agreed that concurrent with the full repayment of the obligations owing under the CRG Loan upon the completion of the Arrangement, the share purchase warrants to purchase Shares that are held by CRG will be cancelled for no consideration.

In connection with the completion of the Arrangement, ADVANZ or the Purchaser plans to fully repay the CRG Loan.

See “The Arrangement – CRG Loan Amendment & Waiver”.

Risk Factors

Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the impact of COVID-19 on timing for Court approval; (ii) the Arrangement Agreement may be terminated in certain circumstances; (iii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (iv) Correvio will incur costs even if the Arrangement is not completed, and also may be required to pay the Termination Fee to the Purchaser; (v) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Correvio; and (vi) the market price for the Shares may decline if, for any reason, the Arrangement Agreement is terminated, whether or not Correvio is required to pay a Termination Fee to the Purchaser. For more information see “The Arrangement – Risks Associated with the Arrangement”.

Arrangement Mechanics

If you hold Shares in your own name (a Registered Shareholder), in order to receive the Share Consideration that you are entitled to upon completion of the Arrangement, you must complete and sign the Letter of Transmittal enclosed with this Circular and return it, together with the certificate(s)/DRS advice(s) representing your Shares and any other required documents and instruments to the Depositary in accordance with the procedures set out in the enclosed Letter of Transmittal.

Shareholders who do not hold Shares in their own names and whose Shares are registered in the name of an Intermediary (a Non-Registered Shareholder) should contact their Intermediary for instructions and assistance in receiving the Share Consideration to which they are entitled pursuant to the Arrangement.

As soon as practicable following the later of the Effective Date and the surrender of the Letter of Transmittal, share certificate(s)/DRS advice(s) and any other required documents and instruments to the Depositary, a Shareholder will be entitled to receive the Share Consideration, less applicable withholding taxes, payable for its, his or her Shares in the form of a cheque representing the net cash payment payable to such former Shareholder by way of first class mail, pick-up at the offices of the Depositary or by wire transfer.

Each Option, RSU and PSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Correvio. As soon as practicable after the Effective Date, the Depositary will deliver to such Optionholder, holder of RSUs or PSUs the aggregate amount of Arrangement Consideration net of applicable withholding Taxes that such Optionholder or holder of RSUs or PSUs, as applicable, is entitled to receive. Such Arrangement Consideration payable to Optionholders and holders of RSUs and PSUs will be delivered by way of first class mail to the address shown on the register of Optionholders, RSU holders or PSU holders of Correvio, as applicable, maintained by or on behalf of Correvio or by wire transfer if wire instructions are provided to Correvio.

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See “The Arrangement – Arrangement Mechanics” in this Circular.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Date represented Shares and which has not been duly surrendered with all other documents required by the Depositary on or before the sixth anniversary of the Effective Date will cease to represent any Claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. After the sixth anniversary of the Effective Date, all Share Consideration to which the former holder of such certificate(s)/DRS advice(s) was entitled shall be automatically cancelled without any repayment of capital in respect thereof and the Share Consideration to which such former Shareholder was entitled shall be delivered to the Purchaser by the Depositary. Accordingly, persons who tender certificates for Shares after the sixth anniversary of the Effective Date will not receive Share Consideration and will not be paid any cash or other compensation.

Dissent Rights

The Interim Order expressly provides Registered Shareholders with the right to dissent with respect to the Arrangement Resolution.

Each Dissenting Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of such holder’s Shares.

A Non-Registered Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Shares are re-registered in the holder’s name).

To exercise Dissent Rights, a Shareholder must dissent with respect to all Shares of which it is the registered and beneficial owner. Any failure by a Shareholder to fully comply with the provisions of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. See “Dissent Rights” and Appendix “E”.

Income Tax Considerations

Summary of Certain Canadian Federal Income Tax Considerations

Certain Canadian federal income tax considerations applicable to Shareholders are summarized herein under “Certain Canadian Federal Income Tax Considerations”.

Shareholders should carefully review the applicable Tax considerations resulting from the Arrangement and are urged to consult their own tax advisors in regard to their particular circumstances.

This Circular does not address any Tax considerations of the Arrangement other than certain Canadian federal income tax considerations applicable to Shareholders. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the relevant Tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Securityholders should also consult their own tax advisors regarding relevant provincial, territorial or state Tax considerations of the Arrangement.

For more information on certain U.S. federal and certain foreign income Tax consequences of the Arrangement see “Certain U.S. Federal Income Tax Considerations” and “Certain Foreign Income Tax Considerations”.

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GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Correvio for use at the Meeting, to be held on May 15, 2020, at the time and place (being online) and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting, subject to any adjournment(s) or postponement(s) thereof. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of Correvio. Correvio may also pay brokers or other persons holding Shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to Non-Registered Shareholders for the purposes of obtaining their proxies. The Company has also retained Gryphon Advisors Inc. to assist in connection with the Correvio communications with Shareholders and solicitation of proxies. In connection with these services, Gryphon Advisors Inc. is expected to receive a fee of up to C$50,000, plus reasonable out-of-pocket expenses. The costs of solicitation are being borne by Correvio. The Company will not transmit proxy-related materials to Registered Shareholders or beneficial owners using notice-and-access.

How the Vote for the Arrangement Resolution is Approved

At the Meeting, Securityholders will be asked, among other things, to consider and to vote to approve the Arrangement Resolution. In order to become effective, the Arrangement must be approved by a special resolution passed by at least (i) 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present online or represented by proxy at the Meeting and (ii) 66⅔% of the votes cast on the Arrangement Resolution by Securityholders (on an As-Converted Basis, as applicable), present online or represented by proxy at the Meeting, voting as a single class. Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, Court approvals and other customary closing conditions, all of which are described in more detail in this Circular.

Who can Vote?

Only Securityholders whose names appear on the records of the Company as at the Record Date as the registered holders of the Securities or duly appointed proxyholders are permitted to vote at the Meeting.

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Shares in their own name. This Circular and the accompanying materials are being sent directly to Registered Shareholders and Non-Registered Shareholders, who are Shareholders who hold their Shares through a broker, investment dealer or other intermediary (each, an “Intermediary”).

If you are a Registered Shareholder as at April 6, 2020, you are entitled to attend the virtual Meeting and cast one vote for each Share registered in your name on the Arrangement Resolution. If you are an Optionholder or holder of RSUs or PSUs you are entitled to attend the Meeting and will be asked to only vote on the Arrangement Resolution on an As-Converted Basis. If the Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, such duly authorized officer must have the Username provided in order to login to the Meeting. If you are a Registered Shareholder, Optionholder or holder of RSUs or PSUs but do not wish to, or cannot, attend the online Meeting, you can appoint someone who will login to the Meeting and act as your proxyholder to vote in accordance with your instructions. If your Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer, other financial institution or intermediary, or depository, such as CDS & Co., in Canada, and DTC in the United States, of which an intermediary is a participant) you should refer to the section entitled “Non-Registered Shareholders” set out below.

It is important that your Securities be represented at the Meeting regardless of the number of Securities you hold. If you are a Shareholder, Optionholder or holder of RSUs or PSUs and will not be attending the online Meeting, we encourage you to complete, date, sign and return your form(s) of proxy as soon as possible so that your Securities will be represented.

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What is a Form of Proxy?

A form of proxy is a document that authorizes someone to attend the online Meeting and cast your votes for you. We have enclosed two forms of proxy with this Circular. You should use the applicable form or forms to appoint a proxyholder, although you can also use any other legal form of proxy.

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Options, RSUs and/or PSUs must fill out the GREEN form of proxy. If you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Appointment of Proxies/Submission of Voting Instruction Forms & Registering Proxyholders

If you do not attend the Meeting, you can still make your votes count by appointing a person or company who will login to the Meeting to act as your proxyholder at the Meeting.

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can appoint the persons named in the applicable enclosed form or forms of proxy, who are each a director or an officer of Correvio. You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Securityholder or the person designated in the enclosed form(s). Simply fill in the person’s name in the blank space provided on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare Investor Services Inc. within the time hereinafter specified for receipt of proxies.

Shareholders, Optionholders and holders of RSUs or PSUs who wish to appoint a third party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username to virtually attend, participate or vote at the Meeting (a “Username”).

Step 1: Submit your proxy or VIF: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Investor Services Inc. with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details. If you are both a Shareholder and a holder of RSUs, PSUs and/or Options, you must fill out both the YELLOW and the GREEN proxy.

Step 2: Register your proxyholder: To register a proxyholder, Shareholders, Optionholders and holders of RSUs or PSUs MUST visit  http://www.computershare.com/correvio by 10:00 a.m. (Pacific time) on May 13, 2020 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to virtually attend, participate or vote at the Meeting. If you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs you are required to go through the registration process twice: once to register a proxyholder for your Shares and once to register a proxyholder for your Options, RSUs and/or PSUs.

If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

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If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Investor Services Inc. at uslegalproxy@computershare.com.

To vote your Securities, your proxyholder must virtually attend the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (toll-free). The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his discretion, without notice.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your applicable form or forms of proxy how you wish your proxyholder to vote your Securities. Securities represented by proxy will be voted for or against, or withheld from voting, on a particular issue in accordance with the instructions of the Securityholder. If the Securityholder specifies a choice with respect to any matter to be acted upon, the Securities will be voted accordingly. To do this, simply mark the appropriate boxes on the applicable form or forms of proxy. If you do this, your proxyholder must vote your Securities in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your Securities as he or she thinks fit. If you have appointed the persons designated in the applicable form(s) of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the matters set out in the Notice of Annual General and Special Meeting.

In order to approve a motion proposed at the Meeting a majority of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case 66⅔% of the votes cast will be required.

Further details about these matters are set out in this Circular. The enclosed forms of proxy gives the persons named on such forms the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Annual General and Special Meeting. At the time of printing this Circular, the management of Correvio is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed forms of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the forms of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Meeting and voting online if you were a Registered Shareholder or a holder of Options, RSUs or PSUs at the Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy (or proxies) and delivering this signed written statement to the registered office of Correvio by email to steven.mckoen@blakes.com at any time up to and including the last Business Day prior to the Meeting (or any adjournment or postponement thereof), or (d) in any other manner permitted by law.

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Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received by no later than 10:00 a.m. (Pacific time) on May 13, 2020 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is deposited with us before the proxy cut-off time, you can still vote your Shares, but to do so you must attend the Meeting online. If as a Registered Shareholder, Optionholder, or holder of RSUs or PSUs you are using your control number to login to the Meeting (or, if you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs, you are using one of your control numbers to login to the Meeting) and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy (or proxies). If you have already voted by proxy (or proxies) and do not wish to revoke your previously submitted proxy (or proxies), do not vote again during the online ballot.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Non-Registered Shareholders

If you are a Non-Registered Shareholder, meaning your Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or intermediary, or depository, such as CDS & Co., in Canada, and DTC, in the United States, of which an intermediary was a participant and, as such, your nominee will be the entity legally entitled to vote your Shares and must seek your instructions as to how to vote your Shares.

If you are a Non-Registered Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders unless in the case of certain proxy-related materials the Non-Registered Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge. Broadridge typically mails a VIF to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Broadridge will tabulate the results of all instructions received and provide the appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Additionally, there are two kinds of Non-Registered Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

For greater certainty, Non-Registered Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Shares directly at the Meeting. Instead, the Non-Registered Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Non-Registered Shareholder must complete these steps well in advance of the Meeting in order to ensure such Shares are voted.

In the alternative, if you wish to vote online at the Meeting or have another person attend and vote online on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your Intermediary. You will also have to register yourself as your proxyholder, as described above in “Appointment of Proxies”. Your Intermediary may have also provided you with the option of appointing yourself or someone else to virtually attend and vote on your behalf at the Meeting.

Non-Registered Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Meeting.

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Management of Correvio will pay for Intermediaries to forward this Circular, the proxy form or a VIF to OBOs under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

Attending and Participating at the Meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders, Optionholders and holders of RSUs and PSUs will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Securityholders must have a valid Username.

Registered Shareholders, Optionholders and holders of RSUs and PSUs and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/202877707. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and password before the start of the Meeting:

Registered Shareholders, Optionholders and holders of RSUs and PSUs: The control number located on the form of proxy or in the email notification you received is the Username. The password to the Meeting is “correvio2020” (case sensitive). If as a Registered Shareholder, Optionholder or holder of RSUs or PSUs you are using your control number to login to the Meeting (or, if you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs, you are using one of your control numbers to login to the Meeting) and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy (or proxies). If you have already voted by proxy (or proxies) and do not wish to revoke your previously submitted proxy (or proxies), do not vote again during the online ballot.

Duly appointed proxyholders: Computershare Investor Services Inc. will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The password to the Meeting is “correvio2020” (case sensitive).

Only Registered Shareholders, Optionholders and holders of RSUs and PSUs and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Securityholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy (or proxies, as applicable) or VIF AND register the proxyholder. See “General Proxy Information – Appointment of Proxies”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Investor Services Inc. at uslegalproxy@computershare.com.

If you attend the online Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

Voting Shares and Principal Holders

The authorized share capital of Correvio consists of an unlimited number of Shares and an unlimited number of preferred shares without par value, issuable in series. Shareholders are entitled to one vote for each Share held.

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At the close of business on the Record Date, there were 66,191,487 Shares outstanding and no preferred shares outstanding. To the knowledge of Correvio’s directors and officers, no persons or companies beneficially own, or exercise control or direction over, directly or indirectly, shares carrying more than 10% of the voting rights attached to all Shares.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2019 and the auditors’ report thereon will be placed before the Shareholders at the Meeting.

Election of Directors

The Articles of the Company provide that the Company shall have a minimum of three and a maximum of ten directors. The Board presently consists of seven directors and it is intended to elect seven directors for the ensuing year, unless he or she ceases to hold office prior to such time.

Each director of the Company is elected annually and holds office until the next annual meeting of the Company unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. The Board has adopted a majority voting policy stipulating that Shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of votes “withheld” for any nominee exceeds the number of votes “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall immediately tender his or her resignation to the Board. The Board shall within 90 days after the shareholder’s meeting, determine whether to accept such director’s resignation, which resignation should be accepted absent exceptional circumstances. The resignation shall become effective when accepted by the Board. The policy does not apply in circumstances involving contested director elections.

The bylaws of the Company include an advance notice policy regarding the nomination of directors (the “Advance Notice Provision”). The purpose of the Advance Notice Provision is to provide Shareholders, directors and management of the Company with direction on the procedure for Shareholder nomination of directors. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which registered or beneficial holders of Shares of the Company must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. The Advance Notice Provision provides that only persons who are nominated (i) by or at the direction of the Board, (ii) by or at the direction or request of one or more Shareholders pursuant to a proposal or requisition made in accordance with the provisions of the CBCA, or (iii) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Company, and who complies with the notice procedures set forth in the Advance Notice Provision shall be eligible for election as directors of the Company. The Advance Notice Provision further provides that in the case of an annual general meeting, notice to the Company must be given no less than 30 nor more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. For special meetings that are not also an annual meeting, notice to the Company must be made no later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provision.

The following table sets forth for all persons proposed to be nominated by management for election as directors, the positions and offices with the Company now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Company and the number of Shares of the Company beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at April 7, 2020.

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Name, Province/State and Country of Residence(1)	Position with the Company and Date the Individual Became a Director(12)	Present Principal Occupation and Principal Occupation for Five Preceding Years(1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1)(2)	No. of Securities Underlying Unexercised Stock Options(1)
Richard M. Glickman(3) (4) (5) British Columbia, Canada	Director December 11, 2006	Retired (April 2019 to present); Chief Executive Officer, Aurinia Pharmaceuticals (February 2017 to March 2019); Retired (July 2007 to January 2017)	14,444	75,000
W. James O’Shea(3) (4) Massachusetts, United States	Director June 11, 2014	Retired (September 2007 to present)	25,000	99,000
William L. Hunter, MD, MSc(6) British Columbia, Canada	Director June 11, 2007	Chief Executive Officer, Canary Medical Inc. (March 2019 to present) (8); Chief Executive Officer, Correvio Pharma Corp. (July 2012 to March 2019)	1,020,881	1,120,000
Mark H. Corrigan, MD(7) Massachusetts, United States	Director June 22, 2015	Chief Executive Officer, Correvio Pharma Corp. (March 2019 to present) (9); Executive Chairman, Novelion Therapeutics Inc. (2017 – 2019), President, Research and Development, Tremeau Pharmaceuticals, Inc. (2017 to 2019); Chairman of the Board, Epirus Pharmaceuticals (July 2014 to July 2016); Chief Executive Officer, Zalicus, Inc. (January 2010 to June 2014)	10,000	1,059,000
Arthur H. Willms(4) (5) British Columbia, Canada	Director June 22, 2015	Retired (2009 to present)	18,000	79,000
Robert J. Meyer, MD(6) Virginia, United States	Director September 25, 2015	Principal, Drug and Biological Products, Greenleaf Health(10) (January 2018 - present); Director for Translational and Regulatory Sciences at the University of Virginia School of Medicine (March 2013 to present) (11)	Nil	75,100
Vanda De Cian, MD(3) (5) Lipari Messina, Italy	Director March 12, 2019	Consultant (January 2012 to present)	Nil	35,000

Notes:

(1)   This information has been provided by the respective nominee as of April 7, 2020.

(2)	The number of Shares held includes Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the GN Committee. Mr. O’Shea is the Chair of this Committee.
(4)	Member of the Audit Committee. Mr. Willms is the Chair of this Committee.
(5)	Member of the Compensation Committee. Dr. Glickman is the Chair of this Committee.
(6)	Member of the Special Committee. Dr. Meyer is the Chair of this Committee.
(7)	Dr. Corrigan was appointed Chief Executive Officer on March 14, 2019.
(8)	The principal business of Canary Medical Inc. is improving healthcare outcomes through the continuous collection, analysis, and monetization of data derived from proprietary, smart medical devices that self-report on function, diagnostic information, patient activity, side effects and treatment failure for up to 20 years.
(9)	The principal business of Correvio Pharma Corp. is offering patients and healthcare providers innovative therapeutic options that effectively, safely and conveniently manage acute medical conditions to improve health and quality of life.
(10)	The principal business of Greenleaf Health is offering U.S. Food and Drug Administration regulatory strategic consulting to life sciences companies.
(11)	The principal business of the Translational and Regulatory Sciences at the University Virginia School of Medicine is developing a regulatory science educational track, as well as providing regulatory and translational knowledge resources to University and external entities who seek to translate basic science discoveries to the bedside.
(12)	Except for Vanda De Cian, date of appointment is based on appointment as director for predecessor entity, Cardiome.

The Company is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

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To the best knowledge of management of the Company, no proposed director of the Company:

(a)	is, as at the date of this Circular, or has been, within the ten years before, a director or executive officer of any company (including Correvio), that while that person was acting in that capacity,
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,
(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or
(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, except in respect of the following companies:

•	Angiotech and each of the following subsidiaries: 0741693 B.C. Ltd. and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Company, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the Companies’ Creditors Arrangement Act in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the Companies’ Creditors Arrangement Act proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. William Hunter was the president and chief executive officer and a director of Angiotech until October 2011, and Mr. Willms was a director of Angiotech until May 2011.
•	On July 25, 2016, Epirus Biopharmaceuticals, Inc. (“Epirus”) filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Massachusetts. As a result of this filing, a Chapter 7 trustee was appointed to assume control of Epirus. Dr. William Hunter and Dr. Mark Corrigan were directors of Epirus until July 25, 2016.

To the best knowledge of management of the Company, none of the proposed directors of the Company have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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Appointment and Remuneration of Auditors

KPMG LLP, Chartered Professional Accountants (“KPMG”) will be nominated at the Meeting for appointment as auditor of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at remuneration to be fixed by the directors. KPMG is located at 4th Floor, 777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Company and KPMG for the purposes of National Instrument 51 102 – Continuous Disclosure Obligations.

To be approved, the resolution must be passed by a majority of the votes cast by the Shareholders at the Meeting. Unless otherwise instructed, the named proxyholders will vote FOR the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Company by KPMG for professional services for the financial years ended December 31, 2019 and December 31, 2018. All dollar amounts are reflected in Canadian dollars. During 2019 and 2018, KPMG was the Company’s only external auditor:

	December 31, 2019	December 31, 2018
Audit Fees(1)	C$638,533	C$543,725
Audit-Related Fees(2)	C$36,934	C$40,200
Tax Fees(3)	C$30,228	C$153,759
All Other Fees(4)	Nil	C$80,250

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Company’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees for assurance and related services reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees”.
(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
(4)	Other fees relate to the sale of the Canadian business portfolio pursuant to the Cardiome Arrangement.

Pre-Approval Policies

In accordance with the Sarbanes Oxley Act of 2002, all audit and non-audit services performed by KPMG for the year ended December 31, 2019 were pre-approved by the Audit Committee. It is the Company’s policy that all audit and non-audit services performed by the Company’s auditor will continue to be pre-approved by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Further information on the executive compensation program of the Company can be found in Appendix “F” to this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out herein, none of the directors or officers of the Company, no director or officer of a company that is itself an informed person or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

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The executive officers and directors of Correvio have interests in the Arrangement that may be different from, or in addition to, the interests of Securityholders. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement Resolution. For further details of the interest of executive officers and directors of Correvio in the Arrangement, see “The Arrangement – Share Ownership”, “Appendix F – Statement of Executive Compensation – Equity-Based Incentives” and “Appendix F – Statement of Executive Compensation – Employment Contracts with Named Executive Officers”.

CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58 101”) and National Policy 58 201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Company is also subject to National Instrument 52 110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition, the disclosure required on the Audit Committee of the Company pursuant to NI 52-110 can be located in the Company’s Annual Information Form dated March 27, 2020 at www.sedar.com.

Further information on the corporate governance practices of the Company can be found in Appendix “G” to this Circular.

THE ARRANGEMENT

At the Meeting, Securityholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Correvio under its profile on SEDAR at www.sedar.com, and the Plan of Arrangement, which is attached to this Circular as Appendix “B”.

In order to become effective, the Arrangement must be approved by a special resolution passed by (i) at least 66⅔% of the votes cast on the Arrangement Resolution by Shareholders present online or represented by proxy at the Meeting and (ii) at least 66⅔% of the votes cast on the Arrangement Resolution by the Securityholders (on an As-Converted Basis, as applicable) present online or represented by proxy at the Meeting, voting together as a single class.

Completion of the Arrangement is also subject to the receipt of certain required regulatory approvals, including the approval of the Court, and other customary closing conditions. A copy of the Arrangement Resolution is set out in Appendix “A” of this Circular.

Management has agreed to vote their Shares FOR the Arrangement Resolution in accordance with the terms of the Correvio Voting Agreement. If you do not specify how you want your Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement is approved at the Meeting and the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Pacific time) on the Effective Date (which is expected to be on or about May 27, 2020).

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Parties to the Arrangement

Correvio

Correvio is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.

Correvio was incorporated on March 7, 2018, under the CBCA, in connection with the Cardiome Arrangement. On March 19, 2018, Correvio entered into a definitive arrangement agreement with Cipher and Cardiome. Under the terms of the agreement, Cipher acquired Cardiome’s Canadian business portfolio in exchange for cash consideration of C$25.5 million. As a result of the Cardiome Arrangement, Correvio acquired, and currently holds, all of Cardiome’s pre-transaction assets and assumed liabilities, but excluding the Canadian business portfolio. Pursuant to the Cardiome Arrangement, Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio. Correvio obtained a substitution listing on the Nasdaq and TSX and has succeeded to Cardiome’s reporting obligations. Correvio has a head office located at 6th Floor, 1441 Creekside Drive, Vancouver, British Columbia, Canada, V6J 4S7, and a registered office at 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Correvio is listed on each of the TSX and the Nasdaq with the trading symbol “CORV”.

ADVANZ and the Purchaser

ADVANZ operates an international speciality pharmaceutical business with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries, and is focused on becoming the leading platform for niche-established medicines, with advanced commercial capabilities throughout Western Europe.

ADVANZ was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on January 20, 2010, under the name “Mercari Acquisition Corp.” It was subsequently renamed “Concordia Healthcare Corp.” then “Concordia International Corp.” and then on November 29, 2018, ADVANZ changed its name to “ADVANZ PHARMA Corp.” as part of a global rebrand in support of its strategy and vision. ADVANZ was continued under the CBCA on June 22, 2018. On September 6, 2018, ADVANZ amended its articles to, among other things, provide for a class of Class A special shares, a class of Class B special shares and a class of Class C special shares, and redesignate its common shares as limited voting shares. On January 1, 2020, ADVANZ completed the continuance of the company from Canada to Jersey, Channel Islands and changed its name to “ADVANZ PHARMA Corp. Limited”. On March 27, 2020, ADVANZ completed a voluntary delisting of its limited voting shares from the TSX.

ADVANZ is a Jersey-registered company and its corporate head office is located in London, England. ADVANZ, through its subsidiaries, operates out of various international office locations with key offices located in: London, England; Dublin, Ireland; Sydney, Australia; Helsingborg, Sweden; Chicago, USA and Mumbai, India.

Principal Steps to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and will be deemed to occur on the Effective Date, without any further act or formality by any of the Parties or any other Person, in the order and timing set out in the Plan of Arrangement:

Dissent Shares

Each Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Correvio and Correvio will be obligated to pay the amount determined and payable in accordance with the Plan of Arrangement. The name of the holder will be removed from the central securities register of Correvio and Correvio will be recorded as the registered holder of the Shares so transferred and be deemed to be the legal owner of such Shares.

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Shares

Each outstanding Share (other than the Shares held by a Dissenting Shareholder who has validly exercised and not withdrawn such holder’s Dissent Rights) will, without further act or formality by or on behalf of the holder of Shares, be irrevocably assigned and transferred by the Shareholder to the Purchaser, free and clear of all Liens, in exchange for a cash payment equal to the Share Consideration less any withholdings. The Shareholder will cease to be the holder of the Shares and to have any rights as a shareholder other than the right to receive payment in accordance with the Plan of Arrangement and the Purchaser will be deemed to be the transferee and the legal and beneficial holder of each such Share.

Options

In-the-money Options

Each in-the-money Option outstanding immediately prior to the Effective Time, whether or not vested, without any further action on behalf of any holder of such in-the-money Option and without any payment except as provided for in the Plan of Arrangement, will be acquired for cancellation by Correvio in consideration for a cash payment from Correvio equal to the product obtained by multiplying the amount by which the Share Consideration exceeds the exercise price per Share of such in-the-money Option by the number of Shares underlying such in-the-money Option, subject to applicable withholdings. All in-the-money Options issued and outstanding immediately prior to the Effective Time will thereafter immediately be cancelled and the holder thereof will thereafter only have the right to receive the consideration to which such holder is entitled.

Out-of-the-money Options

Each out-of-the-money Option that is outstanding immediately prior to the Effective Time, whether or not vested, will, without any further action on behalf of the holder of such out-of-the-money Option, be cancelled without payment to any holder thereof and all option agreements related thereto will be terminated.

The Option Plan and any stock option agreement pursuant to which Options were granted will be terminated.

RSUs

Each RSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be unconditionally vested, and such RSU will, without any further action by or on behalf of the holder of RSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of US$0.42, subject to applicable withholdings, and each RSU will be immediately cancelled.

PSUs

Each PSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be unconditionally vested, and such PSU will, without any further action by or on behalf of the holder of PSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of US$0.42, subject to applicable withholdings, and each PSU will be immediately cancelled.

Background to the Arrangement

The execution of the Arrangement Agreement on March 15, 2020 resulted from extensive arm’s length negotiations among representatives of the Company and Board, on the one hand, and the Purchaser and ADVANZ on the other, and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations and discussions that preceded the execution and public announcement of the Arrangement Agreement.

The Board regularly evaluates the strategic direction of the Company, and in recent years the Board has considered the future direction and strategic alternatives available to the Company in light of relevant factors including, without limitation, its size, growth, access to capital, ability to expand its business, key supplier and customer relationships, and ability to compete in the longer term against increasingly larger and better capitalized competitors.

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During the first half of 2018, the Company was exploring the potential regulatory path forward for Brinavess in the U.S., and had engaged in various discussions with the U.S. Food and Drug Administration (“FDA”) in connection with this effort.

On June 11, 2018, the Company announced that the FDA had informed the Company that it would be permissible for it to resubmit the New Drug Application (“NDA”) for Brinavess and agreed that the Company could schedule a pre-NDA meeting with the FDA, which at such time the Company expected to take place in the fourth quarter of 2018.

In October 2018, the Company met with the FDA to discuss the content and format of the NDA resubmission. On October 23, 2018, the Company announced that based on productive pre-NDA discussions with the FDA, the Company planned to resubmit the Brinavess NDA to the FDA during the second quarter of 2019.

In the event the Company were to receive FDA approval of Brinavess, the commercialization of Brinavess in the U.S. was anticipated to require a substantial sales force in the U.S. that the Company did not have. As such, the Company had to consider its options for how to proceed with its business, including how to develop and fund, as needed, any such activities.

On November 8, 2018, the Company engaged Piper Sandler & Co. to assist it in evaluating potential value maximizing transactions. In December 2018, Piper Sandler & Co. initiated broad outreach to assess interest in several strategic alternatives for the Company including a sale of the entire Company, partnership for the commercialization of Brinavess in the U.S. or a sale of its European business among other potential strategic transactions. Piper Sandler & Co. reached out to 26 parties to solicit this initial feedback on the potential strategic alternatives. As part of that initial outreach effort, management of the Company met with members of ADVANZ’s management team on January 9, 2019.

On April 18, 2019, the Board met and, after receiving an update from management (which included an overview of the results of Piper Sandler & Co.’s initial outreach efforts) and considering the interests of the Company’s stakeholders, including its shareholders, decided to explore the potential for a sale of the Company’s European business to maximize the value of the Company through a non-dilutive fund-raising process. That sale would focus the Company on the potential commercialization of Brinavess in the U.S. Since that potential commercialization was anticipated to require a substantial U.S.-based sales force that the Company did not have, the Company would then have additional resources to pursue strategic alternatives around the Brinavess opportunity if it received FDA approval. The Board advised management that they should attempt to complete any such transaction, if available on satisfactory terms, before the date for any FDA determination for Brinavess. The Board had determined that it would be preferable to have such transaction consummated, and such additional resources in place, prior to such FDA determination. The Board further determined that, in any event, it was prudent to avoid intertwining the transaction and FDA action date timelines, given the complexity and risks associated with overlapping a pending strategic transaction with a pending regulatory determination. The FDA determination date for Brinavess was not known at that time, but was anticipated to occur in the fourth quarter of 2019.

Based on the feedback provided by Piper Sandler & Co., nine parties had expressed an interest in a transaction of that nature, although the scope of transactions under consideration varied widely between counterparties that were contacted in the outreach process. The Board also considered other alternatives that might have been available to it, including pursuing a sale of the entire Company or a merger with a company of similar size but no actionable proposals had been received. The Board therefore instructed management and Piper Sandler & Co. to reach out to the nine parties that had expressed an interest in a transaction during the initial outreach. As part of that process, on April 25, 2019, Piper Sandler & Co. and management of the Company approached ADVANZ to explore whether a sale of the European business could be completed on favourable terms with them.

Piper Sandler & Co. formally commenced marketing with respect to a sale of the Company’s European business on April 29, 2019. On May 16, 2019, the Company instructed Piper Sandler & Co. to send formal process letters to the five parties out of the nine that remained interested in discussing a potential transaction, including ADVANZ. Diligence sessions were offered to the five interested parties after they executed confidentiality agreements. Three of those parties chose to conduct due diligence and of those three, two requested meetings with management. At ADVANZ’s request, Management of the Company and Piper Sandler & Co. met with representatives of ADVANZ on May 28, 2019 to discuss financial modelling.

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June 11, 2019 was the deadline for non-binding letters of intent and only ADVANZ submitted a non-binding letter of intent on time. The other four parties to the process did not formalize an offer with a letter of intent and further discussions with such parties did not lead to other offers. Management of the Company met with Piper Sandler & Co. on June 14, 2019 to consider the result of the process and management presented the results to the Board on June 18, 2019. After consideration, the Board determined that the non-binding proposal that was received did not represent sufficient value for the European business as it was less than the Board’s internal estimate of value, which was determined based on advice of management and Piper Sandler & Co. as to the market value of the assets. However, given ADVANZ’s interest, the Board authorized the Company to continue negotiations with ADVANZ in the hope of receiving an improved non-binding proposal.

On June 24, 2019, the Company resubmitted the Brinavess NDA to the FDA, and on July 25, 2019, the FDA accepted the resubmitted Brinavess NDA for review and set the date for a determination to be on or prior to December 24, 2019 (the “PDUFA Date”).

The Company and ADVANZ continued discussions in June and July of 2019. On July 16, 2019, the Board created a transaction committee composed of Mark Corrigan, Jim O’Shea and William Hunter and gave them a mandate to focus on negotiating the best terms for the sale of the European business.

On July 19, 2019, ADVANZ provided the Company with a revised non-binding letter of intent that proposed a transaction with a proposed purchase price for the European business of US$110 million. Management presented the revised non-binding letter of intent to the Board on July 22, 2019. The Board considered the revised non-binding letter of intent. The transaction that was proposed would require the consent of the Company’s lenders and repayment of all amounts owing to them (approximately US$48 million). After taking into account the effect of that required payment, the Board determined that the non-binding letter of intent proposed a transaction with a value that was adequate, however it remained subject to diligence and negotiation of definitive agreements. Discussions continued between ADVANZ and the Company regarding a potential transaction. In August and September, ADVANZ conducted extensive due diligence on the Company’s European business. Outside counsel to the Company were instructed to commence drafting a share purchase agreement for that transaction on August 28, 2019. The Company engaged Blake, Cassels & Graydon LLP (“Blakes”) as its lead legal counsel for the transaction and to advise on Canadian legal matters, and Skadden Arps Slate Meagher & Flom LLP (“Skadden”) to advise on certain U.S. legal matters.

On September 19, 2019, the Board met again to consider the transaction and the non-binding proposal from ADVANZ dated July 19, 2019 and to receive an update on negotiations of the definitive agreements and the progress of ADVANZ’s diligence investigations. The Board remained of the view that the value represented by the non-binding letter of intent remained adequate and that a negotiated transaction was possible provided that the transaction could be expeditiously completed in advance of the PDUFA Date. The Board instructed the transaction committee and the Company to continue to engage with ADVANZ. After that meeting but on the same day, ADVANZ provided the Company with a list of legal and business issues they wished to address. Management, Piper Sandler & Co. and Blakes continued negotiations with ADVANZ and its representatives. On September 24, 2019, ADVANZ presented a revised list of outstanding material issues they saw as remaining to be negotiated or addressed before a binding agreement could be entered into. The Company and its representatives offered discussions with ADVANZ and its team to attempt to resolve those issues.

On October 7, 2019, Dr. Corrigan spoke with the chief executive officer of ADVANZ who indicated that a revised non-binding proposal could be forthcoming and that ADVANZ was pursuing other corporate initiatives, which would take priority over the completion of any transaction with the Company.

On October 10, 2019, ADVANZ made a revised non-binding proposal that lowered the proposed purchase price for the Company’s European business from US$110 million, as set out in the July 19, 2019, non-binding letter of intent, down to US$85 million in cash and US$15 million in a contingent value right. In addition to being non-binding and for lower value than had previously been discussed, it remained subject to due diligence, required all working capital and accounts receivables in Europe, which averaged US$12 million, to be sold with the business, proposed a 10% break fee, required the Company to pay for representation and warranty insurance coverage for the buyer, and the contingent value right was of uncertain value due to it being tired to Trevyent satisfying undefined targets.

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On October 11, 2019, management of the Company met with two of the three transaction committee members to discuss the revised offer and the adequacy of the consideration that was proposed in light of the Company’s financing needs taking into account, among other considerations, the requirement that the CRG Loan be repaid from the cash portion of the consideration and the requirement that substantially all of the Company’s working capital be transferred with the European business. The transaction committee members also considered other relevant factors related to the proposed transaction including, among other things, the proximity of the then anticipated transaction timeline with the PDUFA Date, which made it unlikely that such transaction could be consummated prior to such date. The transaction committee members agreed on how Dr. Corrigan should respond, and Dr. Corrigan confirmed by e-mail and telephone that the third committee member agreed with that response. Later on October 11, 2019, Dr. Corrigan, acting on the transaction committee’s instructions, communicated to ADVANZ that the non-binding proposal was rejected by the transaction committee because the delay had resulted in increased deal uncertainty and the lowered consideration was inadequate as it no longer met the Board’s internal estimate of adequate value for the European business. Dr. Corrigan expressed in that discussion that the Company remained open to continuing discussion if ADVANZ would reconsider the valuation it had proposed and with respect to a transaction that would be entered into after the target action date for Brinavess. No revised offer was received from ADVANZ.

The Company announced on November 4, 2019, that the FDA’s Cardiovascular and Renal Drugs Advisory Committee (“CRDAC”) was scheduled to review the data supporting Correvio’s NDA for Brinavess on December 10, 2019.

As the Company announced on December 10, 2019, CRDAC jointly voted that day that the benefit-risk profile for Brinavess was not adequate to support approval by a vote of two in favour and eleven opposed and while the FDA is not required to follow CRDAC’s vote, the agency considers the committee’s recommendations informative when making its decision.

On the night of December 10, 2019, management and the Board met to discuss the CRDAC decision and the financing needs of the Company, given the anticipated impact of the decision on the Company’s ability to refinance the CRG Loan and fund its continuing operations. As part of such discussions, the Board determined that it would be in the best interest of the Company and its shareholders to explore strategic alternatives that may be available to the Company. On December 11, 2019, the Company announced that it would expand the corporate developments efforts that the Company had undertaken to that point and it would be formally evaluating its strategic alternatives and had reengaged Piper Sandler & Co. in connection with that process, which included the possible sale of the Company. In connection with this second engagement, Piper Sandler & Co. provided advice regarding, and, after due consideration, the Board approved, a process (the “Sale Process”) targeted at canvassing selected potential buyers about their interest in pursuing an acquisition transaction involving the whole Company (including the parties that had previously participated in the process to sell the European business, including ADVANZ).

On December 24, 2019, the Company announced that the FDA released its complete response letter for Brinavess which stated, among other things, that the FDA determined it could not approve the Brinavess NDA in its present form (the “FDA Decision”).

At the direction of the Board, Piper Sandler & Co. commenced their initial outreach to the most likely prospective bidders on January 7, 2020 and sent process letters to 80 potential bidders in connection with the Sale Process, of which 32 executed non-disclosure agreements in order to pursue further discussions with the Company. Such parties were given access to the virtual data room established by the Company.

From January 2020 to March 2020, management held weekly calls with representatives of Piper Sandler & Co. to receive updates on the Sale Process and to provide direction to Piper Sandler & Co. On January 8, 2020, Piper Sandler & Co. began to distribute process letters to 25 parties offering each party a call or meeting with management and requesting non-binding expressions of interest by January 30, 2020. Piper Sandler & Co. arranged for management of the Company to meet with 13 prospective counterparties on January 13, 14 and 15, 2020 during a healthcare conference held in San Francisco, including ADVANZ, with which Mr. Renz and Mr. Dean met on January 15, 2020. On January 17, 2020, management held a conference call with a 14th prospective bidder, and with a 15th on January 21, 2020.

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On January 31, 2020, three bidders (including ADVANZ) submitted initial non-binding expressions of interest and two more were received on February 1 and February 11, 2020, respectively. The Board reviewed all five non-binding expressions and, following discussions regarding the non-binding expressions of interest received with Piper Sandler & Co., management, Blakes and Skadden, determined that four of the proposals offered sufficient consideration to merit continued dialogue. The Board subsequently directed Piper Sandler & Co. to send a final process letter on February 16, 2020 to four of the interested counterparties, including ADVANZ, with final offers requested for March 5, 2020. The fifth interested party that submitted a non-binding expression of interest was deemed not to be competitive with the other bidders because it offered consideration that was substantially lower than any other bidder and thus was excluded from the next stage of the process. The fourth prospective bidder to which Piper Sandler & Co. sent a final process letter determined not to proceed in the process.

Management, Piper Sandler and Blakes held commercial, financial, legal, tax and operational diligence calls with three of the counterparties, including ADVANZ, and their representatives between February 18 and March 3, 2020. The bidders were also provided with a draft of the proposed form of Arrangement Agreement on February 18, 2020 and were asked to submit a mark-up of the proposed form of Arrangement Agreement with such final offers. Each of those parties was also offered an opportunity to conduct additional due diligence.

Three prospective bidders submitted revised final offers between March 6 and March 10, 2020, which included updated indicative pricing (subject to various qualifications and assumptions) and certain other terms and conditions. ADVANZ also submitted a mark-up of the proposed form of Arrangement Agreement. The ADVANZ offer, which contemplated a total purchase price of approximately US$76 million (inclusive of the repayment of the CRG Loan), provided more consideration to shareholders than any of the offers received from the other bidders.

On March 10, 2020, the Board, following discussions with Piper Sandler & Co., Blakes and Skadden, met to carefully review and consider the merits of the three non-binding expressions of interest. The Board’s deliberations took into account a number of considerations, including, among others, indicative pricing, the specific terms and conditions to each offer, the change in the Company’s circumstances following the FDA Decision, including the impact of such decision on the Company, its prospects and its value, and the likelihood that, in the absence of a transaction, the Company would be offside of its obligations under the CRG Loan with respect to its liquidity covenant due to the risk that funds from operations of the Company would be insufficient to meet those liquidity requirements, in addition to, among other things, the challenges that the Company would face in connection with pursuing any equity offerings at such time and in the coming months. After due deliberations, the Board determined that ADVANZ’s offer represented the most favourable alternative available to the Company and provided the highest consideration per share to shareholders. The Board thereafter directed Piper Sandler & Co. and outside counsel to continue negotiating the terms of the potential transaction with ADVANZ.

Negotiations between the Parties and their respective advisors to finalize the Arrangement Agreement, the Plan of Arrangement and other ancillary documents were held during the period from March 11, 2020 to March 15, 2020. During this period, the Board met regularly with representatives of management, Piper Sandler & Co., Blakes and Skadden to monitor the progress of discussions and due diligence and to review and consider key transactional issues and updated drafts of the Arrangement Agreement and other key documents, as needed.

On March 15, 2020, the Board met formally to (i) receive a complete update on the status of documents and issues concerning the Arrangement from Blakes, (ii) receive a presentation from Piper Sandler & Co. on the methodologies and analysis underlying its Fairness Opinion, and (iii) receive a presentation from management on other alternatives available to the Company aside from the Arrangement. The Board members were joined by representatives of Piper Sandler & Co., Blakes, Skadden and, for a portion of the meeting, members of management. During the course of the Board meeting, representatives of Blakes provided an overview of the specific terms and conditions of the Arrangement Agreement and other ancillary documents and answered questions from the Board. Piper Sandler & Co. presented an analysis of the Arrangement and delivered the verbal fairness opinion (which was subsequently confirmed by the delivery of the written Fairness Opinion), to the effect that, subject to the assumptions, limitations and qualifications contained therein, the Share Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

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In particular, the Board considered the alternative of continuing to pursue the Company’s long-term business plan as a public company and not undertaking a strategic transaction at this time, taking into account the Company’s historical performance, current financial position and prospects, the Company’s obligations under the CRG Loan, access to capital, growth plans and ability to expand its business, key supplier and customer relationships and the ability of the Company to maintain and build on such relationships in the future. After duly considering the financial aspects and other considerations relating to the Arrangement (including those discussed immediately above), the potential impact on the Securityholders and other stakeholders, legal and financial advice, and other matters considered relevant, including without limitation, matters relating to timing of the transaction, the likelihood of completing a transaction on terms acceptable to the Board, and the challenges of continuing to operate as a standalone company including meeting the liquidity covenant under the CRG Loan, the Board, after receiving advice from its legal counsel with respect to its fiduciary duties and other matters, the impact of the Arrangement on the Securityholders and other stakeholders, financial advice from Piper Sandler & Co. and other matters considered relevant, consideration and review of the Arrangement Agreement and other ancillary documents, and after full consideration of the Fairness Opinion, as well as other relevant factors, unanimously (i) determined that the Arrangement is in the best interests of the Company; (ii) determined that the consideration payable to the Securityholders under the Arrangement is fair, from a financial point of view, to the Securityholders; (iii) resolved to approve the Arrangement, the Arrangement Agreement and the Company’s performance of its obligations thereunder; and (iv) resolved to recommend that Securityholders vote FOR the Arrangement Resolution. The Board also authorized management to finalize the form of and execute the Arrangement Agreement and applicable ancillary documents on behalf of the Company.

After the conclusion of these presentations and discussions, the Board met in camera without management present and confirmed its decision. The Board then adjourned its meeting. Following the meeting of the Board, the Arrangement Agreement and other ancillary documents were finalized by the Parties. The Company also secured an executed Correvio Voting Support Agreement from all Correvio Supporting Shareholders.

The Arrangement Agreement and other transaction documents were executed during the evening of March 15, 2020, and a press release announcing the transaction was issued on the morning of March 16, 2020.

On April 7, 2020, the Board approved this Circular and certain other procedural matters related thereto and to the Arrangement.

Recommendation of the Board

The Board has unanimously determined, after consultation with its financial and legal advisors and after consideration of, among other things, the Fairness Opinion, the text of which is attached as Appendix “C” to this Circular, and its own deliberations, that the Arrangement is fair and reasonable to the Securityholders and the Arrangement is in the best interests of Correvio, and the Board recommends that the Securityholders vote in favour of the Arrangement Resolution (the “Board Recommendation”). Accordingly, the Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

All of the directors and senior officers of Correvio have agreed to vote all of their Securities in favour of the Arrangement Resolution, pursuant and subject to the terms of the Correvio Voting Agreement.

Reasons for the Arrangement

In evaluating the Arrangement and the transactions contemplated in the Arrangement Agreement, the Board has reviewed and considered information it considered relevant to its decision and considered a number of factors relating to the Arrangement with the benefit of advice from Correvio’s senior management and its financial and legal advisors. The following is a summary of the principal reasons for the recommendation of the Board that Securityholders vote FOR the Arrangement Resolution (which reasons are not necessarily presented in order of relative importance):

(a)	All Cash Consideration. The fact that the Arrangement Consideration under the Arrangement is cash will provide Securityholders with certainty of value and liquidity while eliminating the uncertainties of long-term business and execution risk to Securityholders.

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•	Advice from Piper Sandler & Co. The receipt by the Board of the Fairness Opinion on March 15, 2020 provided that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Share Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view, to Shareholders. The Fairness Opinion is attached as Appendix “C” to this Circular and should be read in its entirety. After consultation with Piper Sandler & Co., including reviewing Piper Sandler & Co.’s methodology for determining that the Share Consideration was fair to Shareholders, including performing (i) selected public companies analysis; (ii) precedent transactions analysis and (iii) discounted cash flow analysis, the Board determined the Share Consideration was fair, from a financial point of view, to Shareholders.
(b)	Premium to Trading Price. The relationship of the Arrangement Consideration (US$0.42 per Share, in the case of Shares, PSUs and RSUs) to the unaffected trading price of Correvio’s Shares, which constitutes a premium of approximately 35% to Correvio’s closing share price on the NASDAQ Capital Market of US$0.31 on the business day prior to the announcement, and a premium of approximately 44% to Correvio’s unaffected closing share price on the NASDAQ Capital Market of US$0.29 on February 21, 2020, the business day prior to initial unsubstantiated rumours related to Xydalba’s off-label efficacy for treatment of the symptoms of COVID-19.
(c)	Current Company Financial Needs. The Company’s cash on hand is not sufficient to fund the Company’s current planned operations. To fund those operations the Company would need to raise additional equity or debt financing or monetize assets. In the current market for equity and debt financing, and given the current volatility of the capital markets, there can be no assurance that the Company will be able to raise such additional financing on reasonable terms or at all. Further, any equity financing would likely be highly dilutive to Shareholders. The Arrangement avoids the need for the Company to complete such financing or asset transactions. Without any transaction alternatives, the Company is facing a going concern risk as highlighted in the most recent annual financial statements.
(d)	Required Securityholder and Court Approvals. The Board considered the following rights and approvals which protect Securityholders:
•	the Arrangement Resolution must be approved by (i) not less than 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders and (ii) not less than 66⅔% of the votes cast on the Arrangement Resolution by all Securityholders (on an As-Converted Basis, as applicable), voting together as a single class;
•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Securityholders; and
•	Registered Shareholders have the right to dissent to the Arrangement Resolution.
(e)	Securityholder Value. After engaging Piper Sandler & Co. to canvass the market for other investment and combination opportunities including completing a fulsome auction during which 80 potential bidders were contacted, management of Correvio and the Board have concluded that the Arrangement represents the best available opportunity to maximize Securityholder value given current industry, economic and market conditions and trends. See “The Arrangement – Background to the Arrangement.” In addition, prolonging the sale process further could have resulted in the loss of a favorable opportunity to successfully consummate a transaction on favorable terms.
(f)	Economic Conditions. The current state of the economy and the stage of the pharmaceutical industry cycle, as well as the uncertainty surrounding these forecasted economic conditions both in the near term and the long term. In addition, it has become much more challenging given the ongoing COVID-19 situation globally.
(g)	Strategic Alternatives. The perceived risks and benefits of a variety of possible alternatives to the Arrangement Agreement, including the alternative of continuing to pursue the Company’s long-term business plan as a public company and not undertaking a strategic transaction at this time, taking into account the Company’s historical performance, current financial position and prospects, access to capital, growth plans and ability to expand its business, key supplier and customer relationships and the ability of the Company to maintain and build on such relationships in the future. The Board also considered the future direction and strategic alternatives available to the Company in light of its size, growth, key supplier and customer relationships, and ability to compete in the longer term against increasingly larger and better capitalized competitors.

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(h)	The Terms of the Arrangement Agreement.
•	Required Approvals. The Arrangement Resolution must be approved by (i) not less than 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders and (ii) not less than 66⅔% of the votes cast on the Arrangement Resolution by all Securityholders (on an As-Converted Basis, as applicable), voting together as a single class.
•	Superior Proposals. Under the Arrangement Agreement, the Board remains able to respond, in accordance with its fiduciary duties and pursuant to the terms of the Arrangement Agreement, to unsolicited proposals that are more favourable to Securityholders than the Arrangement.
•	Likelihood of Closing. The likelihood that the Arrangement will be completed, given the covenants of the parties to consummate the transaction, conditions and other approvals necessary to complete the Arrangement.
•	Treatment of Options. Optionholders will receive a cash payment equal to the amount, if any, by which the Share Consideration exceeds the exercise price per Share payable under such Options, net of applicable withholding Taxes. In addition, Optionholders have the right to vote (on an As-Converted Basis) in favour of or against the Arrangement Resolution, voting together as a single class with all other Securityholders.
•	Treatment of RSUs and PSUs. Holders of RSUs and PSUs will receive a cash payment equal to US$0.42 per RSU or PSU, respectively, net of applicable withholding Taxes. In addition, holders of RSUs and PSUs have the right to vote (on an As-Converted Basis) in favour of or against the Arrangement Resolution, voting together as a single class with all other Securityholders.
•	No Financing. The Arrangement is not subject to a financing condition.
•	Specific Performance. The Company’s ability, under certain circumstances pursuant to the Arrangement Agreement, to seek specific performance to prevent breaches of the Arrangement Agreement and to enforce specifically the terms of the Arrangement Agreement.
•	Arms-Length Negotiations. The Arrangement Agreement has customary terms and was the product of extensive arms-length negotiations by Correvio and the Purchaser.
•	Loan Repayment. Under the Arrangement Agreement, the Purchaser has agreed to repay in full approximately US$48,000,000 owed to CRG by Correvio under the CRG Loan.

In view of the wide variety of factors and information considered in connection with their evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Board may have given different weights to different factors or items of information.

Fairness Opinion

The following is only a summary of the Fairness Opinion and is qualified in its entirety by the full text of the Fairness Opinion. The Board urges Shareholders to read the Fairness Opinion carefully in its entirety. The full text of the written Fairness Opinion, dated March 15, 2020, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Piper Sandler & Co., is attached as Appendix “C” to this Circular. The preparation of a fairness opinion, such as the Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

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The Fairness Opinion states that, in the opinion of Piper Sandler & Co., as of March 15, 2020 and subject to the assumptions and limitations on which the opinion is based, the Share Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

In connection with rendering its Fairness Opinion, Piper Sandler & Co. performed the following financial analyses: (i) selected public companies analysis; (ii) precedent transactions analysis and (iii) discounted cash flow analysis. For the selected public companies analysis, Piper Sandler & Co. reviewed selected historical financial data of Correvio and estimated financial data of Correvio based on projections provided by Correvio’s management and compared them to corresponding financial data, where applicable, for selected publicly-traded companies considered comparable to Correvio in terms of operating characteristics, geography, commercial focus, growth prospects and risk profile. For the precedent transactions analysis, Piper Sandler & Co. reviewed publicly available information for selected completed merger and acquisition transactions involving specialty pharmaceutical and life sciences companies, that Piper Sandler & Co. deemed relevant to consider in relation to Correvio and the Arrangement. Piper Sandler & Co. also performed a discounted cash flow analysis to calculate a range of theoretical enterprise values for Correvio, using the projections provided by the Company’s management, based on the net present value of free cash flows from June 30, 2020 to December 31, 2023 and a terminal value at December 31, 2023 that Piper Sandler & Co. calculated using a range of perpetuity growth rates discounted back to June 30, 2020.

Piper Sandler & Co. (which has given and not withdrawn written consent to the inclusion of the references to its name in this Circular in the form and context in which they are included, and to the inclusion of a copy of the Fairness Option as Appendix “C” to this Circular) provided the Fairness Opinion solely for the information and assistance of the Board in connection with its consideration of the transaction contemplated therein and the Fairness Opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular or any other document, except in accordance with Piper Sandler & Co.’s prior written consent. The Fairness Opinion addresses only the fairness, from a financial point of view, of the Share Consideration to be received by the Shareholders pursuant to the Arrangement and does not and should not be construed as a valuation of the Company or its assets or securities. The Fairness Opinion is not a recommendation as to how any Shareholder should vote with respect to the Arrangement or any other matter. Piper Sandler & Co. has not undertaken to reaffirm or revise the Fairness Opinion or otherwise comment upon any events occurring after the date of the Fairness Opinion and does not have any obligation to update, revise or reaffirm the Fairness Opinion.

Piper Sandler & Co. was engaged by the Company as a financial advisor to provide the Company with various financial advisory services, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of its engagement with the Company, Piper Sandler & Co. will receive a transaction fee of $2,500,000 (less the amount of any fairness opinion and retainer fees received) from the Company for providing its financial services, which fee is contingent upon the consummation of the Arrangement. Piper Sandler & Co. will also receive a fee in the amount of $500,000 for rendering the Fairness Opinion. The opinion fee is earned on the delivery of the Fairness Opinion and is not contingent upon the consummation of the Arrangement or the conclusions reached in the Fairness Opinion. The Company has also agreed to indemnify Piper Sandler & Co. against certain liabilities and reimburse Piper Sandler & Co. for certain expenses in connection with its services provided under its engagement.

Piper Sandler & Co. and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Company, ADVANZ or the Purchaser or any of their respective associates and affiliates, and have not had a material financial interest in any transaction involving the Company, ADVANZ, the Purchaser or any of their respective associates and affiliates during the 36 months preceding the date on which Piper Sandler & Co. was first contacted with respect to their engagement by the Company, other than: (i) they acted as lead arranger and bookrunner on the Company’s U.S.$50 million financing in February 2017 and (ii) they acted as financial advisor with respect to the amendments to the CRG Loan in May 2018. In addition, in the ordinary course of Piper Sandler & Co.’s business, they and their affiliates may actively trade securities of the Company, ADVANZ or the Purchaser or any of their respective associates and affiliates for their own account or the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler & Co. may also, in the future, provide investment banking and financial advisory services to the Company, ADVANZ, the Purchaser or any of their respective associates and affiliates, for which they would expect to receive compensation.

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Approval of Arrangement Resolution

At the Meeting, the Securityholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “A” to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the CBCA, the Arrangement must be approved by (i) at least 66⅔% of the votes cast by Shareholders at the Meeting present online or represented by proxy and (ii) at least 66⅔% of the votes cast by Securityholders (on an As-Converted Basis, as applicable) at the Meeting present online or represented by proxy, voting together as a single class. Should Shareholders or Securityholders fail to approve the Arrangement Resolution by the requisite majority specified above, the Arrangement will not be completed.

As at the date of the Arrangement Agreement and as at the date the Arrangement Agreement was publicly announced, each related party of Correvio and such related party’s associated entities beneficially owned or exercised control or direction over less than one percent of the Shares, except for William Hunter, a director of Correvio. As at the date of the Arrangement Agreement and as at the date the Arrangement Agreement was publicly announced, Dr. Hunter beneficially owned or exercised control or direction over 1,020,881 Shares (being approximately 1.54% of the issued and outstanding Shares), 1,250,000 Options and no RSUs or PSUs. Dr. Hunter will receive (i) a payment per Share identical in amount and form to the entitlement of the general body of Shareholders; and (ii) a payment per Option, if any, calculated using an identical formula to that used for each other Optionholder. Dr. Hunter is not receiving any benefit as a direct or indirect consequence of the Arrangement other than as disclosed in the previous sentence. Therefore, no related party of Correvio will be receiving a collateral benefit (as defined in MI 61-101) in connection with the Arrangement. Accordingly, the Arrangement is not a “business combination” within the meaning of MI 61-101 and is therefore not subject to the minority approval and formal valuation requirements of MI 61-101.

The Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and recommends that the Securityholders vote FOR the Arrangement Resolution. See “The Arrangement — Recommendation of the Board” above.

Correvio Voting Agreement

On March 15, 2020, the Correvio Supporting Shareholders entered into the Correvio Voting Agreement with the Purchaser. The Correvio Voting Agreement sets forth, among other things, the agreement of such directors and senior officers to vote their Shares and, if applicable, any Options, RSUs and PSUs they hold, FOR the Arrangement Resolution. As of the Record Date, 1,194,909 of the outstanding Shares were subject to the Correvio Voting Agreement, representing approximately 1.81% of the outstanding Shares.

The Correvio Voting Agreement requires from the Correvio Supporting Shareholders: voting support in favour of the Arrangement, prohibits certain actions that would reasonably result in an alternative Acquisition Proposal except as permitted pursuant to the Arrangement Agreement, imposes a contractual hold period on Securities held by the Correvio Supporting Shareholders expiring upon completion of the Arrangement, or upon earlier termination of the Correvio Voting Agreement, prohibits any actions that would reasonably be expected to adversely affect the success of the Arrangement, requires the delivery of proxies to the Purchaser and prohibits the exercise of any Dissent Rights in connection with the Arrangement.

Each Correvio Supporting Shareholder has agreed to vote his or her owned (directly or indirectly) Securities, to the extent he or she is so entitled, FOR the Arrangement Resolution. Under the terms of the Correvio Voting Agreement, the Purchaser has acknowledged that each Correvio Supporting Shareholder is bound under the Correvio Voting Agreement only in such person’s capacity as a Securityholder, and not in his or her capacity as a director or officer.

The Correvio Voting Agreement automatically terminates in the event the Arrangement Agreement is terminated in accordance with its terms.

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Completion of the Arrangement

The Arrangement will become effective at 12:01 a.m. (Pacific time) on or about the second Business Day following the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement. Completion of the Arrangement is expected to occur on or about May 27, 2020; however, it is possible that completion may be delayed beyond this date, but in no event shall completion of the Arrangement occur later than the Outside Date, unless automatically extended as provided for in the Arrangement Agreement or extended by mutual agreement between Correvio and the Purchaser in accordance with the terms of the Arrangement Agreement.

Court Approval of the Arrangement

An arrangement under the CBCA requires Court approval.

Interim Order

On April 6, 2020, Correvio obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix “D” to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Securityholders at the Meeting in the manner required by the Interim Order, Correvio intends to make an application to the Court for the Final Order.

The Interim Order provides for a Final Order approving the Arrangement to be heard on May 21, 2020 at 10:00 a.m. (Pacific time), or as soon thereafter as counsel may be heard, or at any other date and time as the Court may direct. Effective March 19, 2020 and until further notice, regular operations of the Supreme Court of British Columbia are suspended. If Court operations in Vancouver have resumed on May 21, 2020, the application for the Final Order will take place at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. If such operations remain suspended in Vancouver, Correvio intends to submit a request to the Court for an urgent hearing and, if the Court determines that the matter will be heard, the Court will set a date and direct the parties to file their materials electronically in accordance with a modified process developed by the Court.

Any Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order, whether operations are suspended or not, must deliver a response to petition no later than 4:00 p.m. (Pacific time) on May 20, 2020 along with any other documents required, all as set out in the Interim Order and the Notice of Hearing of Petition, the text of which are set out in Appendix “D” to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously delivered a Response to Petition will be given notice of the adjournment.

The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Correvio or the Purchaser may determine not to proceed with the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Hearing of Petition attached at Appendix “D” to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

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Regulatory Law Matters and Securities Law Matters

Other than the approval of the Court, Correvio is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Correvio currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of Securityholder Approval at the Meeting and the approval of the Court, and the satisfaction or waiver of the other customary closing conditions, including the receipt of certain third party consents, the Effective Date is expected to occur on or about May 27, 2020.

Fees and Expenses

All costs and expenses of the Parties relating to the Arrangement and the transactions contemplated in the Arrangement Agreement, including legal fees, accounting fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

Share Ownership

Directors

The non-executive directors hold, in the aggregate, 1,078,325 Shares, representing approximately 1.63% of the Shares outstanding on the Record Date. Such non-executive directors hold, in the aggregate, 1,483,100 Options, and no RSUs or PSUs, representing approximately 33.19% of the Options as of the Record Date. All of the Shares and Options held by the non-executive directors will be treated in the same fashion under the Arrangement as the Shares and Options held by every other Shareholder and Optionholder, respectively.

Consistent with standard practice in similar transactions, in order to ensure that these directors do not lose or forfeit their protection under liability insurance policies maintained by Correvio, the Arrangement Agreement provides that the Purchaser will, or will cause Correvio to, maintain tail policies in effect for six years from the Effective Date, subject to certain conditions. See “The Arrangement – Fees and Expenses – Indemnification and Insurance” below.

Executive Officers

The current responsibility for the general management of Correvio is held and discharged by a group of six executive officers. The executive officers of Correvio are as follows:

Name	Position	Correvio Shares	Correvio Options	Correvio RSUs	Correvio PSUs
Mark Corrigan	Chief Executive Officer	10,000	1,059,000	Nil	Nil
Justin Renz	President & Chief Financial Officer	50,000	600,000	Nil	Nil
David McMasters	General Counsel	29,093	425,000	Nil	Nil
Sheila Grant	Chief Operating Officer	12,991	425,000	Nil	Nil
David Dean	Chief Business Development Officer	14,500	475,000	Nil	Nil
Hugues Sachot	Chief Commercial Officer	Nil	Nil	Nil	48,952
Total held:		116,584	2,984,000	Nil	48,952

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Name	Position	Correvio Shares	Correvio Options	Correvio RSUs	Correvio PSUs
Percent of total issued and outstanding as of the Record Date:		0.18%	66.78%	Nil	77.82%

The executive officers hold, in the aggregate, 116,584 Shares, representing approximately 0.18% of the Shares outstanding on the Record Date. Such executive officers hold, in the aggregate, 2,984,000 Options, no RSUs and 48,952 PSUs, representing approximately 66.78% of the Options, and 77.82% of the PSUs, respectively, as of the Record Date. All of the Shares, Options, RSUs and PSUs held by the executive officers of Correvio will be treated in the same fashion under the Arrangement as the Shares, Options and PSUs held by every other Shareholder, Optionholder and holder of PSUs, respectively.

Indemnification and Insurance

Pursuant to the Arrangement Agreement, prior to the Effective Date, Correvio will purchase customary and normal course “run-off” policies of directors’ and officers’ liability insurance providing protection not materially more favourable in the aggregate to the protection provided by the policies maintained by Correvio which are in effect as of immediately prior to the Effective Time and providing protection in respect of Claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause Correvio to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date. The Parties agreed that the premium for such tail policies will not exceed 300% of the annual premiums for the directors’ and officers’ liability insurance policy of Correvio in effect as at the date of the Arrangement Agreement, provided, that, if applicable, if the premiums of such tail insurance coverage exceed such amount, Correvio will have the right to obtain a tail policy with the best coverage available for a cost not exceeding such amount.

The Purchaser agreed that it will cause Correvio to honour all rights to advancement, indemnification or exculpation now existing in favour of present and former officers and directors of Correvio and its subsidiaries that are expressly disclosed in the Correvio Disclosure Letter and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Interest of Certain Persons in the Arrangement

The executive officers and directors of Correvio have interests in the Arrangement that may be different from, or in addition to, the interests of Securityholders. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement Resolution. For further details of the interest of executive officers and directors of Correvio in the Arrangement, see “The Arrangement – Share Ownership”, “Appendix F – Statement of Executive Compensation – Equity-Based Incentives” and “Appendix F – Statement of Executive Compensation – Employment Contracts with Named Executive Officers”.

The Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Correvio’s profile on SEDAR at www.sedar.com. We encourage you to read the Arrangement Agreement carefully and in its entirety because this summary may not contain all the information about the Arrangement Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement is described in this Circular only to provide you with information regarding its terms and conditions and is not intended to provide any factual information about ADVANZ, Correvio or their respective businesses. The representations, warranties and covenants contained in the Arrangement Agreement have been made solely for the benefit of the parties to the Arrangement Agreement. In addition, such representations, warranties and covenants: (1) have been made only for purposes of the Arrangement Agreement; (2) have been qualified by certain disclosures made by the parties to one another not reflected in the text of the Arrangement Agreement; (3) may be subject to materiality qualifications contained in the Arrangement Agreement which may differ from what may be viewed as material by you; (4) were made only as of March 15, 2020 or dates specified in the Arrangement Agreement; and (5) have been included in the Arrangement Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the summary of the Arrangement Agreement is included in this Circular only to provide you with information regarding the terms of the Arrangement and not to provide you with any other factual information regarding ADVANZ, Correvio or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after March 15, 2020, which subsequent information may or may not be fully reflected in ADVANZ’s or Correvio’s public disclosures. For the foregoing reasons, you should not rely on the representations, warranties and covenants contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise

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Effective Date and Conditions of Arrangement

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, and all other conditions disclosed under “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective” are met or waived, the Arrangement will become effective at 12:01 a.m. (Pacific time) on the Effective Date. It is currently expected that the Effective Date will be on or about May 27, 2020.

Representations and Warranties

The representations and warranties provided by Correvio in favour of the Purchaser relate to, among other things: (a) (i) the due incorporation, existence, authority and qualification to conduct the business of Correvio; (ii) the name, jurisdiction of incorporation and the directors and officers of Correvio and each of its subsidiaries as set forth in the Correvio Disclosure Letter and each subsidiary of Correvio being duly formed and in good standing under the laws of the jurisdiction of its incorporation; (b) Correvio’s requisite corporate power and authority to enter into, deliver and perform its obligations under the Arrangement Agreement; (c) the Arrangement Agreement having been duly and validly executed and delivered by Correvio and, assuming due authorization, execution, and delivery by Purchaser, constituting a legal, valid and binding obligation of Correvio, enforceable against Correvio in accordance with its terms, subject to certain limitations; (d) the execution and delivery of the Arrangement Agreement, the performance by Correvio of its obligations thereunder, and the consummation of the Arrangement, not: (i) constituting or resulting in any violation or breach of, or conflict with, or allowing any Person to exercise any rights under, or requiring the consent, notice or other action by any Person under applicable law, Correvio’s constating documents or the organizational documents of any of its subsidiaries, any order or judgement relating to Correvio or any of its subsidiaries, any Contracts to which Correvio or any of its subsidiaries is a party, or any Permit or Authorization issued to Correvio or any of its subsidiaries; (ii) create any Encumbrance upon any of the properties or assets of Correvio or any of its subsidiaries; (e) the capitalization of Correvio and each of its subsidiaries; (f) the absence of additional subsidiaries other than those disclosed to the Purchaser; (g) the absence of any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option, except as otherwise disclosed to the Purchaser: (i) to require Correvio or any of its subsidiaries to (A) issue any further shares in its capital, voting interests, or any other security convertible or exchangeable into shares, voting interests or other securities in its capital, or (B) pay any amount determined by reference to the value or market price of any of its shares; (ii) for the allotment of any unissued shares or other securities in the capital of Correvio or any of its subsidiaries; (iii) to require Correvio or any of its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares or other securities in the capital of Correvio or its subsidiaries or any of their voting interests, as applicable; (iv) to acquire the shares or other securities or voting interests of Correvio or any of its subsidiaries; or (v) relating to the voting, dividend, ownership or transfer rights of any capital stock or voting interests of Correvio or any of its subsidiaries; (h) the qualifications of Correvio and each of its subsidiaries to do business under applicable Law; (i) the corporate records of Correvio and each of its subsidiaries; (j) the solvency of Correvio and each of its subsidiaries; (k) (i) the Correvio Financial Statements, and (ii) Correvio’s disclosure controls and internal controls over financial reporting; (l) the Receivables of Correvio and its subsidiaries; (m) (i) the absence of undisclosed liabilities, except as otherwise disclosed to the Purchaser and (ii) the absence of circumstances that could cause Correvio to incur any liability in favour of Cipher pursuant to Correvio’s indemnity obligations under the Cardiome Arrangement; (n) banking information of Correvio and its subsidiaries; (o) the absence of any Material Adverse Effect; (p) the absence, since the date of Correvio’s latest balance sheet and except as otherwise disclosed to the Purchaser, of: (i) the amendment, or authorization of amendment, of the constating documents of Correvio or its subsidiaries; (ii) dividends; (iii) redeemed, purchased, retired or otherwise acquired securities; (iv) issuance or sale of securities; (v) disposition, assignment, exclusive licensing or revaluing of assets reflected on the balance sheet forming part of the Correvio Interim Financial Statements; (vi) change in any accounting methods; (vii) liabilities or obligations, except unsecured current liabilities incurred in the ordinary course of business; (viii) granting security interests or Encumbrances (other than permitted Encumbrances) on any of Correvio’s property or assets except in the ordinary course of business; (ix) Contracts outside of the ordinary and usual course of business; (x) termination, non-renewal, cancellation, modification or amendment in any material respect or receipt of notice or request for termination, non-renewal, cancellation, modification or amendment of any Correvio Material Contract or action taken or failed to be taken that would entitle any party to a Correvio Material Contract or any of its subsidiaries to terminate, not renew, modify, cancel or amend it; (xi) cancellation or waiver of any debt in excess of a certain threshold; (xii) the purchase of any interest in any securities; (xiii) any capital expenditure or the authorization of any capital expenditure or commitment for the purchase, construction or improvement of capital assets except in the ordinary course of business ; (xiv) acquisitions or agreements to acquire; (xv) any material damage to material property or assets owned by Correvio that is not covered by insurance; (xvi) forgiveness or cancellation of indebtedness held by Correvio or any of its subsidiaries; (xvii) payment, discharge, settlement or other satisfaction of any proceeding involving Correvio or any of its subsidiaries or any of their assets or properties; (xviii) any action taken prohibited by the interim covenants under the Arrangement Agreement relating to the conduct of Correvio’s business; or (xix) authorization or commitment to do any of (i) through (xviii); (q) the title to and sufficiency of the assets of Correvio and each of its subsidiaries; (r) real property interests of Correvio and each of its subsidiaries (s) the personal property owned by Correvio and each of its subsidiaries including computer systems; (t) (i) disclosure of each Correvio Material Contract, (ii) Correvio Material Contracts as valid and binding on Correvio or a subsidiary to the extent such Person is a party thereto, and (iii) the absence of consent or Authorization necessary from a counterparty to a Correvio Material Contract to enter into the Arrangement Agreement, the Arrangement or the other transactions contemplated thereby except as disclosed to the Purchaser; (u) employees and consultants of Correvio or any of its subsidiaries; (v) Employee Plans; (w) the absence of collective agreements except as disclosed to the Purchaser; (x) the absence of conflicting agreements except as disclosed to the Purchaser; (y) the absence of guarantees except as disclosed to the Purchaser; (z) the absence of any Claims, actions, investigations or proceedings pending or, to the best of Correvio’s knowledge, threatened against Correvio or its subsidiaries except a disclosed to the Purchaser; (aa) the existence and maintenance of insurance policies of Correvio; (bb) regulatory approvals and consents required in connection with the execution and delivery or the performance by Correvio or its subsidiaries of their obligations under the Arrangement Agreement or the consummation of the transactions contemplated in the Arrangement Agreement or the Plan of Arrangement; (cc) third party consents required under Correvio Material Contracts; (dd) permits and licenses; (ee) compliance with all Laws generally and compliance with anti-corruption Laws; (ff) the due payment of Taxes, the proper filing of Tax Returns, and the absence of Tax-related Claims or proceedings against Correvio or its subsidiaries by any Governmental Entity, except as otherwise disclosed to the Purchaser; (gg) Intellectual Property used or held for use in the operation of the Business of Correvio; (hh) privacy Law and anti-spam Law; (ii) compliance with Environmental Laws and the absence of Claims under Environmental Laws; (jj) inventories of Correvio; (kk) major suppliers of Correvio; (ll) major customers of Correvio; (mm) agreements or transactions with certain of Correvio’s affiliates; (nn) the products produced by Correvio and its subsidiaries; (oo) brokers in connection with the Arrangement; (pp) indebtedness of Correvio and its subsidiaries; (qq) Correvio’s reporting issuer status, the absence of an order, ruling or determination having the effect of ceasing or suspending trading in the securities of Correvio, Correvio not being in default in any material respect of any requirements of any Securities Laws and the Correvio Disclosure Documents not containing any misrepresentation or omission to disclose any material fact regarding Correvio or any of its subsidiaries, except as otherwise disclosed to the Purchaser; (rr) arrangements with Securityholders; (ss) the fee received by Piper Sandler & Co. in consideration for providing the Fairness Opinion, receipt of the Fairness Opinion by the Board, the approval of the Arrangement by the Board and the Board’s recommendation to Shareholders to vote in favour or the Arrangement Resolution; (tt) compliance with sanctions and export control Laws; and (vv) Correvio having not made other representations or warranties other than those set out above,

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The representations and warranties provided by the Purchaser and ADVANZ in favour of Correvio relate to, among other things: (a) the due incorporation and existence of the Purchaser and ADVANZ, and the authority and qualification of the Purchaser and ADVANZ to conduct their respective businesses; (b) Purchaser and its subsidiaries being duly qualified, licensed or registered to carry on business (c) the absence of any act or proceeding (or, to the knowledge of the Purchaser, the threat of any such act or proceeding) by or against the Purchaser or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, or reorganization of the Purchaser or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Purchaser or any of its subsidiaries or any of its properties or assets; Purchaser and its subsidiaries having not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditor Arrangement Act (Canada) or similar legislation in any jurisdiction; (d) the corporate authority of the Purchaser to enter into, deliver and perform its obligations under, the Arrangement Agreement; (e) the execution, delivery and enforceability of the Arrangement Agreement constituting a binding obligation of the Purchaser, enforceable against Purchaser in accordance with its terms, subject to certain limitations; (f) the execution and delivery by Purchaser of the Arrangement Agreement and the performance by the Purchaser of its obligations thereunder, and the completion of the Arrangement, not violating, conflicting with or resulting in a breach of the Purchaser’s organizational documents, or any Contract, Authorization or Law to which the Purchaser is bound, except that would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated thereby or perform its obligations thereunder; (g) no Authorization, consent or approval of, or filing with, or notification to, any Governmental Entity being necessary on the part of the Purchaser in connection with the execution and delivery of the Arrangement Agreement or the performance of its obligations under the Arrangement Agreement or the completion by the Purchaser of the transactions contemplated by the Arrangement, other than the Interim Order and any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA and such filings and other actions required under applicable Securities Laws; (h) there being no proceeding outstanding against, or to the knowledge of the Purchaser, threatened against or relating to the Purchaser that would reasonably be expected to prevent or materially delay the completion of the Arrangement; (i) the Purchaser having sufficient cash, cash equivalents and borrowing ability under existing credit facilities, in the aggregate and including its cash-on-hand at the date of the Arrangement Agreement, to satisfy its obligations under the Arrangement Agreement or the completion by it of the transactions contemplated by the Arrangement Agreement; and (j) the Purchaser having made no other representations or warranties other than those set out above.

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Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Correvio and the Purchaser to complete the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of Correvio and the Purchaser:

(a)	the Interim Order being granted on terms consistent with the Arrangement Agreement;
(b)	Securityholder Approval for the Arrangement being obtained in accordance with the Interim Order;
(c)	the Final Order being granted on terms consistent with the Arrangement Agreement;
(d)	no action having been taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise prohibits the completion of the Arrangement;
(e)	the Articles of Arrangement that will be filed with the Director being in a form acceptable to the Parties;
(f)	the Arrangement Agreement not being terminated in accordance with its terms; and
(g)	certain regulatory approvals, including the approval of the TSX of this Circular, being obtained.

Purchaser Conditions

The obligations of the Purchaser to complete the transactions contemplated in the Arrangement Agreement will also be subject to the fulfillment of each of the following conditions:

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(a)	all covenants of Correvio under the Arrangement Agreement being duly performed in all material respects and the receipt by the Purchaser of a certificate from Correvio confirming such as of the Effective Date;
(b)	(i) the representations and warranties of Correvio set forth (A) in the Arrangement Agreement, that are qualified by reference to materiality or Material Adverse Effect and (B) the representations that (I) Correvio is duly incorporated and is validly existing and in good standing under the CBCA and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets and (II) relate to capitalization, set out in paragraph (e) of Schedule “C” of the Arrangement Agreement, including, but not limited to, that all the issued and outstanding Shares of Correvio and each of its subsidiaries have been authorized and validly issued and are fully paid and non-assessable, will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of the specified date); and (ii) the representations and warranties of Correvio set forth in the Arrangement Agreement that are not qualified by materiality or Material Adverse Effect will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect, and the Purchaser will have received a certificate of Correvio confirming the same as at the Effective Time;
(c)	no Material Adverse Effect on or prior to the date of the Arrangement Agreement which is continuing and since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect, and the Purchaser will have received a certificate signed on behalf of Correvio to such effect;
(d)	all covenants of the Correvio Supporting Shareholders under the Correvio Voting Agreement to be performed on or before the Effective Time will have been duly performed by the parties thereto in all respects;
(e)	holders of no more than five percent of the Shares will have exercised, and at the date of the Meeting, will not have withdrawn, Dissent Rights;
(f)	the administrative agent in respect of the CRG Loan will have provided a payout letter and release in favour of Correvio, the Purchaser and the Purchaser’s lender in respect of liabilities under the CRG Loan, in form and substance acceptable to the Purchaser acting reasonably;
(g)	the Purchaser will have been provided with evidence of discharge of the Encumbrances set out in the Correvio Disclosure Letter; and
(h)	the Key Third Party Consents will have been obtained.

The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time.

Correvio Conditions

The obligations of Correvio to complete the transactions contemplated in the Arrangement Agreement, will also be subject to the fulfillment of each of the following conditions:

(a)	all covenants of the Purchaser under the Arrangement Agreement being duly performed in all material respects and Correvio receiving a certificate from the Purchaser confirming such as of the Effective Date;
(b)	(i) the representations and warranties of the Purchaser set forth in the Arrangement Agreement, that are qualified by reference to materiality will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) the representations and warranties of the Purchaser set forth in the Arrangement Agreement that are not qualified by materiality will be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to prevent or have a material adverse effect on the ability of the Purchaser to perform its obligations under the Arrangement Agreement or consummate the Arrangement, and Correvio will have received a certificate of the Purchaser confirming such as of the Effective Time; and

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(c)	the Purchaser will have complied with its obligations to pay the aggregate Share Consideration for the Shares outstanding and the Depositary will have confirmed receipt of the aggregate Share Consideration contemplated thereby.

The foregoing conditions are for the sole benefit of Correvio and may be waived by Correvio in whole or in part at any time.

Covenants of Correvio

Covenants relating to Conduct of Business

Correvio has covenanted and agreed, subject to certain exceptions, that, at all times prior to the Effective Time or as the Purchaser has otherwise agreed in writing, Correvio will, and will cause its subsidiaries (as applicable) to:

(a)	use reasonable best efforts to conduct the Business and maintain any properties and facilities related to the Business, and not take any action respecting the Business except, in the ordinary course of business consistent with past practice and in accordance with applicable Law;
(b)	use all commercially reasonable efforts to preserve intact its and its subsidiaries’ present business organization, the assets of the Correvio Group (including associated intellectual property) and goodwill, and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it and/or its subsidiaries;
(c)	not:
i.	issue, deliver, sell, pledge, lease, dispose of or encumber, or agree or offer to issue, deliver sell, pledge, lease, dispose of or encumber, any Shares (including, for certainty, through an at-the-market offering) or securities of its subsidiaries, or any securities convertible, exchangeable or exercisable into or for Shares or securities of its subsidiaries, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or value of the Shares or securities of the Correvio subsidiaries (other than pursuant to the exercise, in accordance with their respective terms, of Options, RSUs, PSUs or Warrants outstanding on the date of the Arrangement Agreement) or except as provided for in the Arrangement Agreement in respect of accelerated vesting of RSUs and PSUs, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Options, RSUs, PSUs or Warrants or other convertible securities of Correvio or its subsidiaries;
ii.	amend or propose to amend its articles or by-laws or other constating documents or the terms of any of its securities; or, except as contemplated by the Arrangement Agreement, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Shares or undertake or propose to undertake any other capital reorganization or change in or exchange of Shares, any other of its securities or its share capital;
iii.	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Shares or any other securities of Correvio, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Correvio, adopt a plan of liquidation or resolution providing for the liquidation, winding-up or dissolution of Correvio, or enter into any agreement with respect to any of the foregoing;

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iv.	except with respect to inter-company transfers between Correvio and its subsidiaries, sell, pledge, lease, transfer, dispose of or encumber any assets, rights or properties of Correvio or any of its subsidiaries, except in the ordinary course of business consistent with past practice, and provided that the aggregate amount of all such sales, pledges, leases, transfers, disposals and encumbrances (excluding product sales) will not be for proceeds of greater than $100,000;
v.	acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of shares or assets or otherwise) any Person or division or business unit thereof, or incorporate or form, or agree to incorporate or form, any Person or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;
vi.	make any material change to its Business or enter into enter into any Contract that, if entered into prior to the date of the Arrangement Agreement, would be a Correvio Material Contract;
vii.	enter into or agree to the terms of any joint venture, strategic alliance, partnership, or similar agreement, arrangement or relationship;
viii.	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money, or any other liability or obligation, other than in respect of trade payables, which trade payables in no event will exceed $100,000 individually or $250,000 in the aggregate; issue any debt or derivative securities; or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other Person; make any loans, capital contribution, investments or advances; or create or permit to be created any Encumbrance on the Business or the property or assets of Correvio or its subsidiaries (other than permitted encumbrances) not existing as at the date of the Arrangement Agreement;
ix.	pay, discharge or satisfy any material Claims, liabilities or obligations of Correvio or any of its subsidiaries other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Correvio’s financial statements or incurred in the ordinary course of business consistent with past practice;
x.	waive, release, grant or transfer any rights of value, other material rights, claims or benefits or modify or change any existing Correvio Material Contract, Authorization or Permit, without first advising the Purchaser and obtaining the Purchaser’s consent and direction, as to any action to be taken in that regard, and forthwith taking any action directed by the Purchaser, acting reasonably;
xi.	enter into or modify (or make a promise regarding entering into or modifying) any Employee Plan or any employment, consulting, severance or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary course of business and consistent with past practice with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of the Arrangement Agreement provided, however, that it is acknowledged and agreed that Correvio will abide by the terms and conditions of any employment plan and any employment agreements and consulting agreements, including with respect to the payments of any severance amounts or change of control payments, if applicable;
xii.	enter into any collective bargaining or similar agreement;
xiii.	enter into or adopt any shareholder rights plan or similar agreement or arrangement;
xiv.	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations or Permits; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

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xv.	change any method of Tax accounting; make, revoke or change any Tax election; amend any previously filed Tax Return; file any Tax Return inconsistent with past practice; settle or compromise any Liability for Taxes; agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes; enter into any closing agreement with respect to any Tax; surrender any right to claim a material Tax refund; change an annual accounting period; adopt or change any accounting method with respect to Taxes; or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment unless, in each case, Correvio reasonably determines, after prior consultation with the Purchaser, that such action is required by Law;
xvi.	amend its accounting policies or adopt new accounting policies, except as may be required by applicable Law or GAAP;
xvii.	make any capital expenditures in excess of $50,000;
xviii.	waive, release, settle, agree to settle or compromise any pending or threatened suit, action, Claim, arbitration, mediation, inquiry, proceeding or investigation against Correvio or any of its subsidiaries;
xix.	engage in any transaction with any related parties, other than transactions with subsidiaries and under employment agreements in the ordinary course of business consistent with past practice;
xx.	grant, modify sell, lease, license, sublicense, covenant not to assert, abandon, allow to lapse, assign, transfer, or otherwise dispose of or terminate any rights in any Business IP or enter into any agreement relating to Intellectual Property or do or omit to do anything to jeopardize the validity or enforceability of the Business IP, including the non payment of any application, search, maintenance or other official fees; or disclosing any Trade Secrets to any other person (except pursuant to sufficiently protective non-disclosure agreements);
xxi.	take any action that would be reasonably expected to cause a violation by any Person of economic sanctions or export controls;
xxii.	take any action or fail to take any action that prevents, or materially delays, impedes or interferes with, or that would reasonably be expected to prevent or materially delay, impede or interfere with, the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement or the Arrangement;
xxiii.	enter into any transaction or perform any act that would render, or would reasonably be expected to render any representations and warranties made by Correvio set forth in the Arrangement Agreement untrue or inaccurate in any respect; or
xxiv.	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.
(d)	Correvio will use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse before the Outside Date, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.
(e)	Correvio will use all commercially reasonable efforts to cure any and all defects in chain of title and ownership with respect to all registered Intellectual Property.
(f)	Correvio will not authorize or propose, or enter into or modify any Contract, agreement, commitment or arrangement, to do any of the matters prohibited by the interim covenants in the Arrangement Agreement.

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(g)	Correvio will promptly notify the Purchaser orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of Correvio, would, or would reasonably be expected to, constitute or result in a Material Adverse Effect.

Covenants relating to the Arrangement

Correvio has covenanted and agreed to perform all obligations required to be performed by Correvio under the Arrangement Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limitation, Correvio will:

(a)	apply for and use all commercially reasonable efforts to obtain all Key Regulatory Approvals and all Key Third Party Consents and, in doing so, keep the Purchaser informed in a timely manner as to the status of the proceedings or other actions related to obtaining the Key Regulatory Approvals and Key Third Party Consents;
(b)	use all commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement in its power to satisfy and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Law may impose on Correvio with respect to the Arrangement or the other transactions contemplated by the Arrangement Agreement and including effecting all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Correvio or its subsidiaries in connection with the Arrangement and cooperating with the Purchaser in connection with its performance of its obligations thereunder;
(c)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Correvio challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby and use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Correvio which may materially impede the ability of the Parties to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;
(d)	use all commercially reasonable efforts to obtain, and to assist the Purchaser with respect to obtaining, as applicable, all consents, waivers or approvals under all Material Contracts, including waivers required in connection with any change of control provisions contained in any agreements or other arrangements of Correvio or any of its subsidiaries;
(e)	cooperate with the Purchaser and use all commercially reasonable efforts to take, or cause to be taken, all actions and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Law and the policies of the TSX and Nasdaq to enable the delisting by Correvio of the Shares from the TSX and Nasdaq as soon as reasonably practicable (and in any event in compliance with applicable Law) after the Effective Date;
(f)	until the earlier of the Effective Time and termination of the Arrangement Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Purchaser, and its representatives, information reasonably requested by Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the acquisition by the Purchaser of Correvio following the Effective Date;
(g)	until the earlier of the Effective Time and termination of the Arrangement Agreement in accordance with its terms, Correvio shall, to the extent not precluded by applicable Law, promptly notify the Purchaser, in writing, and promptly provide copies of any related documentation received, when Correvio has knowledge of:

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i.	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with the Arrangement Agreement or the Arrangement;
ii.	any notice or other communication from any Governmental Entity in connection with the Arrangement or the Arrangement Agreement;
iii.	any matter that has resulted in, or is reasonably likely to result in, a condition set forth in the mutual conditions and additional conditions precedent in favour of the Purchaser set forth in the Arrangement Agreement not being satisfied;
iv.	the failure of Correvio to perform any obligations to be performed by it under the Arrangement Agreement such that any conditions set forth in the mutual conditions precedent and additional conditions precedent in favour of the Purchaser set forth in the Arrangement Agreement would not be satisfied; or
v.	any filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Correvio, threatened orally or in writing against, or, in respect of any filing, actions, suits, claims, investigations or proceedings existing as at the date of the Arrangement Agreement, if any additional filing, actions, suits, claims, investigations or proceedings are made or threatened orally or in writing, in each case relating to or involving or otherwise affecting Correvio, its subsidiaries or any of their respective assets that would reasonably be expected to be material to Correvio and its subsidiaries, taken as a whole; and
(h)	cause to repay, in full the Obligations (as defined in the CRG Loan) owing under the CRG Loan in conjunction with the consummation of the Arrangement.

Covenants Regarding Non-Solicitation

Correvio has agreed that it will, and will direct and cause its Representatives to, immediately to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Correvio, discontinue access to any parties who are not the Purchaser and its Representatives to any dataroom that contains information regarding the Correvio Group, and to the extent Correvio entered into a confidentiality agreement with any such parties, Correvio will request the return of information regarding Correvio and its subsidiaries previously provided to such parties and will request the destruction of all materials including or incorporating any confidential information regarding Correvio and its subsidiaries, in each case, pursuant to any such confidentiality agreement. Correvio has agreed not to release or permit the release of any Person from, or waive or forbear in the enforcement of, any confidentiality agreement or other similar agreement relating to a potential Acquisition Proposal to which such third party is a party. Correvio further agreed not to release or permit the release of any Person from, or waive or forbear in the enforcement of, any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into the Arrangement is not a violation of the foregoing).

Covenant Regarding Acquisition Proposal

Correvio has covenanted and agreed that it will not, and will not cause any of its Representatives, directly or indirectly, to:

(a)	make, solicit, initiate, entertain, encourage, promote or facilitate (including by way of furnishing non-public information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or offers or the making of any proposals regarding or that would be expected to constitute an Acquisition Proposal or that may be reasonably expected to lead to an actual or potential Acquisition Proposal;

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(b)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any non-public information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal or participate in any discussions or negotiations regarding an actual or potential Acquisition Proposal, or furnish any information or access to any Person (other than the Purchaser and its Representatives) with respect to any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an actual or potential Acquisition Proposal, provided however that Correvio may communicate and participate in discussions with a third party solely for the purpose of (A) advising such third party of Correvio’s obligations under the Arrangement Agreement or (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;
(c)	remain neutral with respect to, or agree to, approve or recommend any, Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for three Business Days following formal announcement of such Acquisition Proposal will not be considered to be a violation of this provision);
(d)	(A) withhold, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, amend, modify or qualify, the Board Recommendation in a manner adverse to the Purchaser, the Arrangement or the Arrangement Resolution; (B) fail to include the Board Recommendation in this Circular; (C) endorse, approve or recommend or publicly propose to endorse, approve or recommend any Acquisition Proposal or publicly declare it advisable that Correvio enter into an agreement relating to any Acquisition Proposal or that Shareholders vote in favour of an Acquisition Proposal or against Arrangement Resolution; or (D) refrain from recommending against any Acquisition Proposal that is a take-over bid, tender offer or exchange offer within three (3) Business Days after the commencement thereof (or in the event that the Meeting is scheduled to occur within such three (3) Business Day period, on or prior to the Business Day immediately prior to the date of the Meeting) (any of the actions set forth in clauses (A) through (D), a “Change in Recommendation”); or
(e)	enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with the Purchaser or with an affiliate of the Purchaser that is agreed to prior to any termination of the Arrangement Agreement.

However, the Board and its representatives may consider, participate in any discussions or negotiations with and provide information to, any arm’s length Person who has delivered a bona fide written Acquisition Proposal which did not result from a breach of the Arrangement Agreement by Correvio and that the Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal is a Superior Proposal, or would reasonably be expected to constitute a Superior Proposal; provided, however, that prior to taking any such action the Board will determine in good faith, after consultation with outside legal counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and if Correvio provides confidential non-public information to such Person, Correvio obtains a confidentiality agreement from the Person making such Acquisition Proposal that is substantively similar to the Confidentiality Agreement, and otherwise on terms no more favourable to such Person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement, provided that such confidentiality agreement will not preclude such Person from making a Superior Proposal and such agreement will not restrict or prohibit Correvio from disclosing to the Purchaser any details concerning the Acquisition Proposal or any Superior Proposal made by such Person to the extent contemplated by the Arrangement Agreement. Correvio will be permitted to provide such Person with access to information regarding Correvio; provided that Correvio sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution and the Purchaser is provided with a list of the information provided to such Person and is promptly provided with access to the same information to which such Person was provided.

Nothing in the Arrangement Agreement prohibits Correvio or the Board from taking and disclosing to the Shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the U.S. Exchange Act (or any similar communication that is required under Canadian Securities Laws or that is required under applicable Law in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Shareholders pursuant to Rule 14d-9(f) under the U.S. Exchange Act (or any similar communication that is required under applicable Law) or from making any legally required disclosure to the Shareholders pursuant to applicable Securities Laws with regard to the Arrangement or an Acquisition Proposal; provided that the foregoing will in no way eliminate or modify the effect that such disclosure would otherwise have under the Arrangement Agreement; provided further that this paragraph will not be deemed to permit Correvio or the Board to effect a Change in Recommendation except in accordance with the right to accept a Superior Proposal provided under to the terms of the Arrangement Agreement.

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Correvio has agreed to promptly (and in any event within 24 hours) notify the Purchaser, at first orally and then in writing, of any proposals, offers or inquiries relating to or constituting or that would reasonably be expected to lead to an Acquisition Proposal or any request for non-public information relating to Correvio or any of its subsidiaries (an “Acquisition Proposal Notice”). Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer, a copy of the proposal, offer or inquiry (if written), and provide such other details of the proposal, inquiry or offer as the Purchaser may reasonably request. Correvio will keep the Purchaser fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

Correvio has agreed to ensure that its officers, directors and any of its financial advisors or other advisors or Representatives are aware of Correvio’s covenants relating to non-solicitation and acquisition proposals, and Correvio will be responsible for any breach of those covenants by such officers, directors, financial advisors or other advisors or Representatives.

Right to Accept a Superior Proposal

If Correvio has complied with its covenants regarding non-solicitation and acquisition proposals described above, Correvio may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions set out below) received prior to the date of Securityholder Approval and terminate the Arrangement Agreement if, and only if:

(a)	Correvio has provided the Purchaser with an unredacted copy of a draft definitive agreement in respect of the Superior Proposal;
(b)	Correvio has provided the Purchaser with the information required in connection with an Acquisition Proposal Notice regarding such Superior Proposal;
(c)	the Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, that it is necessary in order for the Board to discharge properly its fiduciary duties to effect a Change in Recommendation and to approve or recommend such Superior Proposal;
(d)	five Business Days (the “Superior Proposal Notice Period”) have elapsed from the later of (A) the date the Purchaser received written notice (a “Superior Proposal Notice”) advising it that the Board has determined that the Acquisition Proposal constitutes a Superior Proposal and has resolved and intends to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to the requirements relating to Correvio’s right to accept a Superior Proposal under the terms of the Arrangement Agreement, and (B) the date the Purchaser was delivered a copy of such Superior Proposal document; and
(e)	Correvio has complied with its covenant to allow Purchaser the right to offer in writing to amend the terms of the Arrangement Agreement during the Superior Proposal Notice Period, as described below, and, if any offer to amend the Arrangement Agreement is delivered by the Purchaser pursuant to the terms of the Arrangement Agreement, the Board has determined that any amended proposal of the Purchaser would, upon acceptance by Correvio, not result in the Superior Proposal ceasing to be a Superior Proposal.

In the event that Correvio provides the Purchaser with a Superior Proposal Notice on a date that is less than five Business Days prior to the scheduled date of the Meeting, Correvio will, at the Purchaser’s request, adjourn the Meeting to a date that is not less than five Business Days and not more than fifteen days after the date of the Superior Proposal Notice (and in such event, Correvio will not be deemed to be in breach of its obligation under the Arrangement Agreement to call the Meeting no later than the date agreed to by Correvio and the Purchaser due to the change in the date of the Meeting).

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During the Superior Proposal Notice Period, Correvio has agreed that the Purchaser will have the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement. The Board will review any written proposal to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether any such amended proposal would, upon acceptance by Correvio, result in such Superior Proposal ceasing to be a Superior Proposal.

Each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of the foregoing requirements relating to Correvio’s right to accept a Superior Proposal, and will initiate a new Superior Proposal Notice Period.

Upon the expiry of the Superior Proposal Notice Period, if: (i) the Purchaser has determined not to offer in writing to amend the terms of the Arrangement Agreement; or (ii) the Board has determined that any offer by the Purchaser in writing to amend the terms of the Arrangement Agreement would, upon acceptance by Correvio, not result in any Superior Proposal ceasing to be a Superior Proposal, then Correvio may effect a Change in Recommendation and/or accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, provided that Correvio must: (i) terminate the Arrangement Agreement; and (ii) pay the Termination Fee in compliance with the Termination Fee provisions of the Arrangement Agreement, as further described under the heading “The Arrangement – The Arrangement Agreement – Termination”.

Other Covenants

Access to Information; Confidentiality; Transition

From the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) Correvio will, and will cause its Representatives to afford to the Purchaser and its Representatives, at the Purchaser’s sole expense, reasonable access during normal business hours upon reasonable notice, to the properties, information and records relating to, and the personnel of, the Correvio Group, including but not limited to, the related facilities, books, contracts, financial statements, forecasts, financial projections (to the extent permitted by confidentiality agreements in force on the date of the Arrangement Agreement), studies, records, operating Permits, Authorizations and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form), and the Purchaser and Correvio acknowledge and agree that information furnished pursuant to the foregoing will be subject to the terms and conditions of the Confidentiality Agreement; provided, however, that (a) the Purchaser will provide Correvio with at least one (1) Business Day prior written notice of any requested on site access to any real property of Correvio, (b) if Correvio so requests, the Purchaser will be accompanied by a Representative of Correvio and (c) the Purchaser and its Representatives will conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Correvio. In no event will Correvio be obligated to provide such access or information if Correvio determines, in its reasonable judgment and on the advice of legal counsel, that doing so is reasonably likely to (i) violate applicable Law or any other obligation owing to a third Person, (ii) waive or jeopardize the protection of the attorney-client privilege or any other similar privilege or immunity, (iii) expose Correvio or any of its subsidiaries to risk of Liability for disclosure of sensitive, confidential or personal information or (iv) expose competitively sensitive information that Correvio designates, in its sole discretion, as “outside counsel only” (it being understood that any such information so designated will be given only to the outside counsel of the Purchaser and may not be shared, conveyed, summarized or otherwise disclosed in any manner with the Purchaser or any of its subsidiaries or any of their respective Representatives (other than such outside counsel), except as may be expressly agreed in writing by Correvio in advance (the limitations contemplated in clauses (i) through (iv), but giving effect to the following proviso, the “Access Limitations”); provided that to the extent that Correvio asserts that an Access Limitation applies, Correvio and the Purchaser will use all commercially reasonable efforts to establish a process that would provide the Purchaser or its applicable Representatives with such access or information in a manner that would not result in a violation of the Access Limitations. It is further agreed that, prior to the Effective Time, the Purchaser and its Representatives will not contact any of the employees, customers, distributors or suppliers of Correvio or its subsidiaries in connection with the transactions contemplated by the Arrangement Agreement, without the specific written authorization of Correvio, which consent may not be unreasonably withheld, delayed or conditioned. Despite anything to the contrary contained in the Arrangement Agreement, in no event will the Purchaser or its Representatives be permitted to conduct any environmental sampling, testing or invasive investigations or assessments. Each of the Purchaser and Correvio will, and will cause their subsidiaries and their respective Representatives to, as the case may be, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto). From the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement pursuant to its terms, Correvio will maintain the access of the Purchaser and its Representatives to the information contained as at the date of the Arrangement Agreement in any dataroom that contains information regarding the Correvio Group to which the Purchaser and its Representatives have access as at the date of the Arrangement Agreement.

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Other Deliveries

Concurrent with the execution and delivery of the Arrangement Agreement, Correvio agreed to deliver to the Purchaser: (a) the Correvio Voting Agreement executed by the Correvio Supporting Shareholders; and (b) a consent and waiver of the lenders in relation to the CRG Loan (and any other Person identified by the Purchaser in connection with the CRG Loan) to the execution and delivery by Correvio of the Arrangement Agreement and to any and all transactions or other actions contemplated in the Arrangement Agreement (including the request for, and receipt of, the Interim Order and the Final Order), which consent and waiver will include a waiver from the lenders of any events of default any non-performance of any conditions or obligations by Correvio, whether in existence prior to the execution hereof to and including the Effective Time.

CRG currently holds all of the issued and outstanding Warrants. In connection with the completion of the Arrangement, and concurrently with the full repayment of the obligations owing under the CRG Loan, CRG has agreed to the cancellation of the Warrants for no consideration. See “CRG Loan Amendment & Waiver”.

Term

The Arrangement Agreement will be effective from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms.

Termination

The Arrangement Agreement may be terminated in certain circumstances (certain of which lead to payment of the Termination Fee, as more fully described below), including:

(a)	at any time prior to the Effective Time by mutual written agreement of Correvio and the Purchaser;
(b)	by either Correvio or the Purchaser, if:
(i)	the Effective Time does not occur on or before the Outside Date, provided that the right to terminate the Arrangement Agreement under this provision is not available to any Party whose failure to fulfil any of its obligations or breach any of its covenants, representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date; provided however, that if completion of the Arrangement is delayed by (i) an injunction or order made by a Governmental Entity, or (ii) the Purchaser or Correvio not having obtained any regulatory waiver, consent or approval or the Interim Order or the Final Order which is necessary to permit the completion of the Arrangement such that the condition that the Key Regulatory Approvals shall have been obtained will not have been satisfied or waived then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval or the Interim Order or the Final Order is being actively sought, as applicable, except in the case where such regulatory waiver, consent or approval or the Interim Order or the Final Order has not been obtained as a result of the tolling of the time period to make an application to the Court or convene and conduct the Meeting as provided for in the Arrangement Agreement (in which case there will be no automatic extension of the Outside Date), the Outside Date will automatically be extended for an additional period of 30 days;

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(ii)	any Governmental Entity has issued an order, decree or ruling or any applicable Law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Correvio or the Purchaser from consummating the Arrangement and such order, decree, ruling or applicable Law or enjoinment will have become final and non-appealable; or
(iii)	Correvio Securityholder Approval is not obtained at the Meeting in accordance with applicable Laws and the Interim Order.
(c)	by the Purchaser, if:
(i)	prior to the Effective Time (1) the Board makes a Change in Recommendation, (2) the Board approves or recommends an Acquisition Proposal, or (3) Correvio enters into a definitive agreement with respect to a Superior Proposal;
(ii)	the Meeting does not occur on or before June 1, 2020 or such later date as may be agreed by Correvio and the Purchaser in writing, provided that the right to terminate the Arrangement Agreement pursuant to this provision will not be available to the Purchaser if the failure by the Purchaser to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the Meeting to occur on or before such date;
(iii)	subject to the notice and cure provisions set out in the Arrangement Agreement, Correvio is in default of a covenant or obligation under the Arrangement Agreement such that any condition contained in the conditions precedent listed in (a), (b) and (c) of Purchaser Conditions above is not satisfied or is incapable of satisfaction, or any representation or warranty of Correvio under the Arrangement Agreement is untrue or incorrect or will have become untrue or incorrect such that the condition contained in conditions precedent listed in (b) of Purchaser Conditions would be incapable of satisfaction; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the conditions precedent listed in (a) or (b) of Purchaser Conditions not to be satisfied; or
(iv)	Correvio will have breached any of its obligations under covenants regarding an Acquisition Proposal or non-solicitation, the right to accept a Superior Proposal, the Meeting, or this Circular.
(d)	by Correvio, if:
(i)	subject to the notice and cure provisions set out in the Arrangement Agreement, the Purchaser is in default of a covenant or obligation under the Arrangement Agreement such that the condition contained in the condition precedent listed in (a) of Correvio Conditions above is not satisfied or is incapable of satisfaction, or any representation or warranty of the Purchaser under the Arrangement Agreement is untrue or incorrect or will have become untrue or incorrect such that the condition contained in the condition precedent listed in (b) of Correvio Conditions would be incapable of satisfaction; provided that Correvio is not then in breach of the Arrangement Agreement so as to cause any representation or warranty or any of the conditions set forth in the conditions precedent listed in (a) and (b) of Correvio Conditions not to be satisfied;
(ii)	at any time prior to receipt of the Securityholder Approval, Correvio wishes to enter into a definitive written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted under the Arrangement Agreement), subject to and in compliance with the covenants provided under the Arrangement Agreement, and Correvio has paid the Termination Fee to the Purchaser on the earlier of the termination of the Arrangement Agreement and the execution of a definitive agreement in respect of a Superior Proposal.

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The Termination Fee is payable by Correvio if the Arrangement Agreement is terminated in the following circumstances:

(a)	by the Purchaser if (A) prior to the Effective Time (1) the Board makes a Change in Recommendation, (2) the Board approves or recommends an Acquisition Proposal, or (3) Correvio enters into a definitive agreement with respect to a Superior Proposal; (B) the Meeting does not occur on or before June 1, 2020 or such later day as may be agreed to by Correvio and the Purchaser; or (C) Correvio has breached any of its obligations provided for in the non-solicitation, Acquisition Proposal and Superior Proposal provisions of the Arrangement Agreement or materially breached any of its obligations with respect to the Meeting and this Circular;
(b)	by Correvio if at any time prior to the receipt of the Securityholder Approval, Correvio wishes to enter into a definitive written agreement with respect to a Superior Proposal; or
(c)	(A) by either Correvio or the Purchaser if (i) the Effective Time has not occurred on or before the Outside Date (subject to certain exceptions provided for in the Arrangement Agreement) or (ii) the Securityholder Approval is not obtained at the Meeting in accordance with applicable Law or the Interim Order or (B) by the Purchaser if Correvio is in default of certain covenants or obligations under the Arrangement Agreement, provided that the Purchaser is not in breach of the Arrangement Agreement so as to cause certain conditions therein not to be satisfied if prior to the earlier of the termination of the Arrangement Agreement or the Meeting: (A) an Acquisition Proposal or the intention to make an Acquisition Proposal, with respect to Correvio is made to Correvio or is publicly announced by any Person and not withdrawn prior to the Meeting, and (B) within nine months after the earlier of the date of termination of the Arrangement Agreement or the Meeting either (1) the Acquisition Proposal is accepted, recommended or approved by the Board, and if applicable, has not expired, been withdrawn or been publicly abandoned, or (2) any Person or company acquires more than 50% of the issued and outstanding Shares or more than 50% of the consolidated assets of Correvio under such Acquisition Proposal. For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning set out in the Glossary of Terms, except that references to “20%” shall be deemed “50%”.

Insurance and Indemnification

Prior to the Effective Date, Correvio will purchase customary and normal course “run-off” policies of directors’ and officers’ liability insurance providing protection not materially more favourable in the aggregate to the protection provided by the policies maintained by Correvio which are in effect as of immediately prior to the Effective Time and providing protection in respect of Claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause Correvio to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date. The Parties agreed that the premium for such tail policies will not exceed 300% of the annual premiums for the directors’ and officers’ liability insurance policy of Correvio in effect as at the date of the Arrangement Agreement, provided, that, if applicable, if the premiums of such tail insurance coverage exceed such amount, Correvio will have the right to obtain a tail policy with the best coverage available for a cost not exceeding such amount.

The Purchaser agreed that it will cause Correvio to honour all rights to advancement, indemnification or exculpation now existing in favour of present and former officers and directors of Correvio and its subsidiaries that are expressly disclosed in the Correvio Disclosure Letter and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

CRG Loan Amendment & Waiver

Pursuant to the CRG Loan, Correvio and the other obligors under such loan must maintain at all times liquidity in an aggregate amount of US$10,000,000, subject to certain limited exceptions (the “Liquidity Covenant”). In connection with and prior to entering into the Arrangement Agreement, on March 12, 2020, Correvio and CRG entered into the fourth amending agreement to the CRG Loan. Pursuant to such amendment, CRG has waived, for a period of time only, the Liquidity Covenant otherwise applicable to Correvio. Such waiver period will end on the earlier to occur of June 30, 2020 and the termination of the Arrangement Agreement. In addition, such amendment provides that the 2019 minimum revenue threshold for Correvio be lowered from US$36,000,000 to US$32,000,000.

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Because entering into the Arrangement Agreement and certain actions undertaken thereafter to effect the Plan of Arrangement could likely constitute an event of default under the CRG Loan, the Company entered into a consent agreement (the “CRG Consent”) dated March 15, 2020 with CRG. Pursuant to the CRG Consent, CRG (i) consented to the entry by the Company into the Arrangement Agreement, and (ii) agreed that concurrent with the full repayment of the obligations owing under the CRG Loan upon the completion of the Arrangement, the 1,500,000 purchase warrants issued by the Company to CRG in connection with the amended and restated term loan agreement dated as of May 11, 2017 among, inter alios, Cardiome and CRG and the first amendment thereto dated March 27, 2018, and as assumed by Correvio pursuant to the assumption of warrant agreements dated May 15, 2018 granted in connection with the CRG Loan (the “CRG Warrants”), will be cancelled for no consideration. All of the CRG Warrants are out-of-the-money.

In connection with the Arrangement, ADVANZ or the Purchaser intends to fully repay the CRG Loan and obtain a release from CRG in connection therewith.

Risks Associated with the Arrangement

In assessing the Arrangement, Securityholders should carefully consider the risks described below, together with the other information contained in this Circular. Additional risks and uncertainties, including those currently unknown to Correvio or not considered to be material to Correvio, may also adversely affect the Arrangement and the business of Correvio. In addition, Securityholders should carefully consider the risk factors described under the heading “Risk Factors” in the Annual Information Form, which has been filed on SEDAR at www.sedar.com under filings made by Correvio.

Risks Related to the Arrangement

Court approval of the Arrangement may be delayed due to the COVID-19 Pandemic

The completion of the Arrangement is subject to the approval of the Court. Court operations are currently suspended as a result of the COVID-19 pandemic. If such operations remain suspended when the hearing for the Final Order is scheduled to take place, Correvio intends to apply to the Court to have the application for the Final Order heard on an urgent basis. However, the Court has discretion to decline to hear such matter, in which case the application for the Final Order would be delayed until the Courts re-open. Should such delay caused by the closure of the Courts cause delay in the entry of the Final Order such that the Arrangement could not be completed by the Outside Date, such delay could result in the termination of the Arrangement Agreement (if the Outside Date is not mutually extended by Correvio and the Purchaser).

The Arrangement Agreement may be terminated in certain circumstances

Each of Correvio and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Correvio provide any assurance, that the Arrangement Agreement will not be terminated by either Correvio or the Purchaser before the completion of the Arrangement.

If the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Arrangement Consideration to be paid pursuant to the terms of the Arrangement Agreement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of Correvio, including receipt of the Final Order and receipt of certain third party consents, in addition to approval of the Arrangement Resolution as set out in this Circular. There can be no certainty, nor can Correvio provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A delay in obtaining satisfactory approvals could have an adverse effect on the business, financial condition or results of operations of Correvio or could result in the termination of the Arrangement Agreement. If the Arrangement is not completed, the dedication of substantial resources of Correvio to the completion thereof could have a negative effect on Correvio’s current business relationships and on Correvio’s business, results of operations or prospects. In addition, the market price of the Shares may decline if, for any reason, the Arrangement Agreement is terminated or the Arrangement is otherwise not completed, whether or not Correvio is required to pay a Termination Fee to the Purchaser.

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Correvio will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Correvio and the Purchaser even if the Arrangement is not completed. Correvio and the Purchaser are generally each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Correvio may be required to pay the Purchaser the Termination Fee. See “The Arrangement – The Arrangement Agreement – Termination”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Correvio.

Under the Arrangement Agreement, Correvio would be required to pay a Termination Fee of US$3.5 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire the Shares or otherwise make an Acquisition Proposal, even if those parties would otherwise be willing to offer greater value to Correvio or its Securityholders than that offered by the Purchaser under the Arrangement. See “The Arrangement – The Arrangement Agreement – Termination”.

The required securityholder approval may not be obtained.

There can be no certainty, nor can Correvio provide any assurance, that the required securityholder approval of the Arrangement Resolution will be obtained. The Arrangement is subject to, among other approvals, the approval of (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present online or represented by proxy at the Meeting and (ii) at least 66⅔% of the votes cast on the Arrangement Resolution by the Securityholders (on an As-Converted Basis, as applicable) present online or represented by proxy at the Meeting, voting together as a single class. If such approval is not obtained and the Arrangement is not completed, it could have a material adverse effect on the business, operating results or prospects of Correvio.

While the Arrangement is pending, Correvio is restricted from taking certain actions.

The Arrangement Agreement restricts Correvio from taking certain specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent Correvio from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The market price for the Shares may decline if the Arrangement Agreement is terminated.

If the Arrangement Agreement is terminated for any reason or the Arrangement is otherwise not completed (including in the event it is not approved by the Securityholders), the market price for the Shares may decline, whether or not Correvio is required to pay a Termination Fee to the Purchaser. If the Arrangement Resolution is not approved and the Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the aggregate consideration to be paid to the Securityholders pursuant to the Arrangement.

Securityholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Securityholders will no longer hold any of the Securities and Securityholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

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Risks Related to the Sale of Shares for Cash

Risks associated with the sale of Securities for the Arrangement Consideration.

Pursuant to the provisions of the Plan of Arrangement, each Shareholder will received US$0.42 in cash for each Share held, less applicable withholdings; each Optionholder will receive a cash payment equal to the amount, if any, by which the Share Consideration exceeds the exercise price payable under such Option by the holder thereof to acquire the Share underlying such Option, net of applicable withholding Taxes; each RSU holder will receive US$0.42 in cash for each RSU held, net of applicable withholding Taxes; and each PSU holder will receive US$0.42 in cash for each PSU held, net of applicable withholding Taxes. The consideration per Share, Option, RSU and PSU is fixed and it will not increase or decrease due to fluctuations in the market price of the Shares.

The Arrangement Consideration may not reflect the highest quoted trading price of the Shares in the Company’s history.

The trading price of the Shares has fluctuated significantly. There can be no assurance that the Shares would not trade for more than the Arrangement Consideration at some point in the future if the Arrangement is not completed.

Tax issues.

Securityholders should consider Tax implications arising from the transactions and should seek independent advice from their own Tax and legal advisors prior to voting in respect of the Arrangement. See “Certain Canadian Federal Income Tax Considerations”.

Risks Relating to Correvio

Continuing risks faced by Correvio if Arrangement not completed.

If the Arrangement is not approved by Securityholders or if the Arrangement is not completed for any other reason, it is expected that management will operate Correvio in a manner similar to that in which it is being operated today and Securityholders will continue to be subject to the same risks to which they are currently subject. Such risk factors are set forth and described in the Annual Information Form, Correvio’s annual financial statements and management’s discussion and analysis for the year ended December 31, 2019. In connection with and prior to entering into the Arrangement Agreement, on March 12, 2020, Correvio and CRG entered into the fourth amending agreement to the CRG Loan. Pursuant to such amendment, CRG has waived, for a period of time only, the minimum liquidity covenant otherwise applicable to Correvio. Such waiver period will end on the earlier to occur of June 30, 2020 and the termination of the Arrangement Agreement. Therefore, if the Arrangement is not completed for any reason, or is not completed prior to June 30, 2020 (being the Outside Date), Correvio will likely be offside of its obligations under the CRG Loan. CRG could thereafter take certain enforcement action against the Company. After the Outside Date, there can be no assurance that Correvio will have sufficient liquidity to satisfy its obligations to CRG or otherwise. See “CRG Loan Amendment & Waiver”.

Management time and attention diverted from the existing business of Correvio.

Significant management time and attention will be diverted from the existing business of Correvio in order to undertake the Arrangement, which could have an adverse impact on Correvio. For example, if management’s attention is diverted from day-to-day operations, customers and suppliers could seek to adversely modify or terminate their existing relationships with Correvio.

Completion of the Arrangement is subject to the condition that a Material Adverse Effect has not occurred

The completion of the Arrangement is subject to the condition that, among other things, there shall not have occurred a Material Adverse Effect on or prior to the date of the Arrangement Agreement which is continuing as at the Effective Date and since the date of the Arrangement Agreement, there has not occurred a Material Adverse Effect. Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of Correvio, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs and the Purchaser does not waive same, the Arrangement would not proceed. See “The Arrangement - The Arrangement Agreement - Conditions to the Arrangement Becoming Effective - Purchaser Conditions ”.

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Failure to complete the Arrangement could negatively impact Correvio’s future business, operations and the price of Shares.

If the Arrangement is not completed for any reason, the market price for the Shares may decline if, for any reason, the Arrangement Agreement is terminated, whether or not Correvio is required to pay a Termination Fee to Purchaser. In addition, Correvio’s clients and strategic partners, in response to the announcement of the Arrangement, may delay or defer decisions concerning Correvio. Any delay or deferral in those decisions by clients and/or strategic partners could have a material adverse effect on the business and operations of Correvio if the transaction is not completed. Similarly, current and prospective Correvio employees and registered Representatives may experience uncertainty about future roles with Correvio and this may adversely affect Correvio’s ability to attract or retain key management, sales, marketing and registered personnel in the event the Arrangement is not completed. See also the risks above under the heading “The Arrangement – Risks Associated with the Arrangement – Continuing risks faced by Correvio if Arrangement not completed”.

Arrangement Mechanics

Procedure for Exchange of Shares, Options, RSUs and PSUs for Arrangement Consideration

If you are a Registered Shareholder, in order to receive the Share Consideration that you are entitled to upon the completion of the Arrangement, you must complete and sign the Letter of Transmittal enclosed with this Circular and return it, together with the certificate(s)/DRS advice(s) representing your Shares and any other required documents and instruments, to the Depositary in accordance with the procedures set out in the enclosed Letter of Transmittal.

See “The Arrangement - Arrangement Mechanics - Letters of Transmittal”.

Non-Registered Shareholders whose Shares are registered in the name of an Intermediary should contact their Intermediary for instructions and assistance in receiving the Share Consideration to which they are entitled pursuant to the Arrangement.

As soon as practicable following the later of the Effective Date and, if applicable, the surrender of the Letter of Transmittal, certificate(s)/DRS advice(s) and any other required documents and instruments to the Depositary, a Shareholder will be entitled to receive the Share Consideration payable for his, her or its Share(s) in the form of a cheque or wire transfer representing the net cash payment payable to such former Shareholder, which the Purchaser shall cause the Depositary to (in the case of payment by cheque):

(i)	forward or cause to be forwarded by first class mail to the former Shareholder at the address specified in the Letter of Transmittal;
(ii)	if requested by the former Shareholder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the former Shareholder; or
(iii)	if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail to such former Shareholder at the address of such former Shareholder as shown on the share register maintained by Correvio immediately prior to the Effective Time.

As soon as practicable after the Effective Date, the Depositary will deliver to each Optionholder and holders of RSUs and PSUs, the aggregate amount of the Arrangement Consideration, net of applicable withholding Taxes, that the Optionholder or holder of RSUs or PSUs, as applicable, is entitled to receive. Optionholders and holders of RSUs and PSUs do not need to deliver the Letter of Transmittal or any other certificates or documentation in order to receive the applicable Arrangement Consideration. Such Arrangement Consideration payable to Optionholders and holders of RSUs and PSUs will be delivered by way of first class mail to the address shown on the register of Optionholders, RSU holders or PSU holders of Correvio, as applicable, maintained by or on behalf of Correvio or by wire transfer if wire instructions are provided to Correvio. Where it is determined that delivery by mail may be delayed, the Depositary may make arrangements to hold for pick-up a cheque at one of its office locations until it is determined that delivery by mail will no longer be delayed.

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No Securityholder shall be entitled to receive any consideration with respect to the Shares, Options, RSUs and PSUs other than the consideration to which a Securityholder is entitled in accordance with the Plan of Arrangement and, for greater certainty, no Securityholder will be entitled to receive any other interest, dividends, premium or other payment in connection therewith.

For further details regarding the Arrangement Consideration discussed above, see the Plan of Arrangement attached as Appendix “B” to this Circular.

Letters of Transmittal

Included with this Circular is a Letter of Transmittal. In order to receive Share Consideration, Registered Shareholders must complete and sign the Letter of Transmittal and deliver it, together with certificates representing their Shares or DRS advice(s) and the other required documents, to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement among the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Plan of Arrangement.

Copies of the Letter of Transmittal may be obtained by contacting the Depositary. The Letter of Transmittal will also be available on SEDAR at www.sedar.com under Correvio’s profile.

The Purchaser reserves the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholder. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholder. Correvio and the Purchaser reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Correvio recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise, the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee or Intermediary should contact that nominee for assistance in depositing their Shares and should follow the instructions of such nominee in order to deposit their Shares.

Lost Certificates

If any certificate representing Shares has been lost, stolen or destroyed, the registered holder of such Share(s) should complete the Letter of Transmittal as fully as possible and forward it, together with the documentation regarding such lost, theft or destruction as set out in the Letter of Transmittal, to the Depositary. The Depositary will assist in making arrangements for the payment of the Share Consideration in accordance with the Arrangement. Further details are set out in the Letter of Transmittal. As a condition precedent to the delivery of the Share Consideration in exchange for Share(s) represented by certificates which have been lost, stolen or destroyed, the registered holder thereof will be required to indemnify Correvio, the Purchaser and the Depositary against any Claim that may be made against Correvio, the Purchaser or the Depositary with respect to such lost, stolen or destroyed certificate.

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Cancellation of Rights After Six Years

Any certificate which immediately before the Effective Date represented Shares and which has not been duly surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any Claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. After the sixth anniversary of the Effective Date, all Share Consideration to which the former holder of such certificate(s)/DRS advice(s) was entitled shall be automatically cancelled without any repayment of capital in respect thereof and the Share Consideration to which such former Shareholder was entitled shall be delivered to the Purchaser by the Depositary. Accordingly, Persons who tender certificates for Shares after the sixth anniversary of the Effective Date will not receive Share Consideration and will not be paid any cash or other compensation.

Dissent Rights

The following is a summary of the provisions of the CBCA relating to a Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares. This summary is qualified in its entirety by reference to the full text of the section 190 of the CBCA, which is attached as Appendix “E” to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached at Appendix “D” to this Circular).

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, a Registered Shareholder must dissent with respect to all Shares for which it is the registered and beneficial owner (the “Notice Shares”). A Registered Shareholder who wishes to dissent must deliver a notice of dissent to Correvio (the “Notice of Dissent”) at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com to be received not later than 10:00 a.m. (Pacific Time) on May 13, 2020, or two Business Days prior to any adjournment of the Meeting and must not vote any Dissent Shares in favour of the Arrangement. Such Notice of Dissent must strictly comply with the requirements of section 190 of CBCA, as modified by the Plan of Arrangement and the Interim Order. A Registered Shareholder must prepare a separate Notice of Dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Shareholder who beneficially owns Shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting and must dissent with respect to all of the Shares registered in his, her or its name and beneficially owned by the Non-Registered Shareholder on whose behalf the Shareholder is dissenting.

In many cases, Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary such as, among others, banks, trust companies, securities, brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS & Co., in Canada, or DTC, in the United States, of which the Intermediary is a participant. Accordingly, a beneficial Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Shares are re-registered in the beneficial Shareholder’s name).

A Non-Registered Shareholder who wishes to exercise the Dissent Rights must arrange for the Registered Shareholder(s) holding its Shares to deliver the Notice of Dissent and should seek further instructions to ensure the Registered Shareholder follows all necessary procedures in respect of such Dissent Rights on behalf of, or in conjunction with, such Non-Registered Shareholder. The Notice of Dissent must set out the number of Dissent Shares the Dissenting Shareholder holds.

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If the Arrangement Resolution is passed at the Meeting, Correvio must send by registered mail to every Dissenting Shareholder, a notice (the “Notice of Intention”). A Notice of Intention is not required to be sent to any Dissenting Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn their Notice of Dissent. A Dissenting Shareholder then has 20 days after receipt of the Notice of Intention or, if the Dissenting Shareholder does not receive a Notice of Intention, within 20 days after learning that the Arrangement Resolution has been adopted, to send to Correvio a written notice (a “Demand Notice”) containing the Dissenting Shareholder’s name and address, and the number of Dissent Shares the Dissenting Shareholder holds and in respect of which it dissents and a demand for the payment of the fair value of such Dissent Shares. A Dissenting Shareholder must within 30 days after sending the Demand Notice, send the certificates representing the Dissent Shares to Correvio or its transfer agent or else the Dissenting Shareholder will lose its right to make a claim under section 190 of the CBCA.

Correvio will pay to each Dissenting Shareholder for the Dissent Shares the amount determined by the directors of Correvio to be the fair value as offered by Correvio and as may be accepted by the Dissenting Shareholder. Correvio (or a Dissenting Shareholder, if Correvio fails to apply) may apply to the Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)	determine the fair value of the Dissent Shares;
(b)	join in the application each other Dissenting Shareholder who has not reached an agreement with Correvio as to the amount to be paid for the Dissent Shares; and/or
(c)	make consequential orders and give directions it considers appropriate.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their Dissent Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights.

A vote against the Arrangement Resolution does not constitute a Notice of Dissent and a Registered Shareholder is not entitled to exercise Dissent Rights with respect to Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a Non-Registered Shareholder caused, or is deemed to have caused, the Registered Shareholder to vote, in favour of the Arrangement Resolution at the Meeting.

In no circumstances will Correvio or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the Shares in respect of which Dissent Rights are purported to be exercise immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and does not withdraw such Notice of Dissent prior to the Effective Time. Nor will Correvio or any other person be required to recognize a Dissenting Shareholder as the holder of any Shares in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in the Plan of Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Correvio’s written consent. If any of these events occur, Correvio may return the share certificates representing the Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, it will lose its Dissent Rights, Correvio will return to the Dissenting Shareholder the certificate(s) representing the Dissent Shares that were delivered to Correvio, if any, and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as all other Shareholders who are not Dissenting Shareholders. Neither Correvio nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of Shares maintained by or on behalf of Correvio.

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Registered Shareholders wishing to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure. The discussion above is only a summary of the Dissent Rights.

If, as of the Effective Date, the aggregate number of Shares in respect of which Shareholders have duly and validly exercised Dissent Rights exceeds 5% of the Shares then outstanding, then, pursuant to the Arrangement Agreement, the Purchaser is entitled, in its discretion, not to complete the Arrangement.

See “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income Tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with each of Correvio and the Purchaser and is not affiliated with Correvio or the Purchaser, holds Shares as capital property, and disposes of such Shares under the Arrangement (a “Holder”). Shares will generally be considered to be capital property to a Holder unless the Holder holds such Shares in the course of carrying on a business of trading or dealing in securities or the Holder acquired such Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the facts set out in this Circular, the current provisions of the Tax Act and Correvio’s counsel’s understanding of the published administrative practices of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income Tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in Law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign Tax considerations, which may differ significantly from the Canadian federal income Tax considerations described herein.

This summary is not applicable to a Person that is: (a) a Holder that is a “financial institution” (for the purposes of the “mark-to-market” rules) or a “specified financial institution”, each as defined in the Tax Act; (b) a Holder an interest in which would be a “tax shelter investment” within the meaning of the Tax Act; (c) a Holder whose “functional currency” for the purposes of the Tax Act is the currency of a country other than Canada; (d) a Holder that acquired Shares pursuant to the exercise of an employee stock Option or other equity-based employment compensation plan; or (e) a Holder that has entered into, with respect to the Shares, a "derivative forward agreement" or “synthetic disposition agreement” as those terms are defined in the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or Tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income Tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income Tax consequences to them of disposing of their Shares under the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign Tax laws.

This summary does not address the Tax consequences to a holder who is a beneficial owner of Options, RSUs and PSUs. Such holders should consult their own Tax advisors.

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Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”). Certain Canadian Resident Holders whose Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and every “Canadian security” as defined in the Tax Act owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult with their own tax advisors if they contemplate making such an election.

Disposition of Shares under the Arrangement

Under the Arrangement, Resident Holders will dispose of their Shares to the Purchaser in consideration for a cash payment, and Resident Holders will realize a capital gain (or a capital loss) equal to the amount by which the cash payment exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Shares and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

In the case of a Resident Holder that is a corporation, or a trust or partnership of which a corporation, trust or partnership is a member or beneficiary, the amount of any capital loss otherwise determined resulting from the disposition of Shares may be reduced by the amount of dividends previously received or deemed to be received to the extent and under the circumstances prescribed in the Tax Act. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dissenting Resident Holders

A Resident Holder that, as a result of exercising its Dissent Rights, disposes of Shares to Correvio will be entitled to receive a cash payment from Correvio of an amount equal to the fair value of the holder’s Shares (a “Dissenting Resident Holder”).

A Dissenting Resident Holder who receives a cash payment from Correvio in consideration for such Dissenting Resident Holder’s Dissenting Shares will be deemed to have received a taxable dividend equal to the amount, if any, by which the payment received (other than in respect of interest awarded by a court) exceeds the paid-up capital (determined for purposes of the Tax Act) attributable to such Shares immediately before their surrender to Correvio pursuant to the Arrangement. A Dissenting Resident Holder will also be considered to have disposed of such Dissenting Shares for proceeds of disposition equal to the payment received in respect of such Dissenting Shares less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend and will realize a capital gain (or capital loss) to the extent such adjusted proceeds of disposition, less any reasonable costs of disposition exceed (or are exceeded by) such Dissenting Resident Holder’s adjusted cost base of the Shares disposed thereof. Any such capital gain or capital loss realized by a Dissenting Resident Holder will be treated in the same manner as described below under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder in respect of a Share, including interest awarded by the Court, will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors.

Taxation of Deemed Dividends

Dividends deemed to be received by a Dissenting Resident Holder in respect of a payment described under “Dissenting Resident Holders” above will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act. Such dividends received by a Dissenting Resident Holder who is an individual (including certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received by an individual from taxable Canadian corporation. Such dividends deemed to be received by an individual (including certain trusts) may also give rise to a liability for minimum tax.

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In the case of a Dissenting Resident Holder that is a corporation, dividends deemed to be received will be required to be included in computing such corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Dissenting Resident Holder that is a corporation as proceeds of disposition or a capital gain. Accordingly, Dissenting Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision.

A Dissenting Resident Holder that is a “private corporation” (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends deemed to be received to the extent that such dividends are deductible in computing the Dissenting Resident Holder’s taxable income for the year.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances prescribed in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for minimum Tax under the Tax Act.

Additional Refundable Tax

A Resident Holder, including a Dissenting Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable Tax on certain investment income, including taxable capital gains and interest.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank”, as defined in the Tax Act. Such non-residents should consult their own tax advisors with respect to the Arrangement.

Disposition of Shares under the Arrangement

A Non-Resident Holder will not be subject to Tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Shares under the Arrangement unless such Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, the Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that, in the case where the Shares are listed on a designated stock exchange (which includes the TSX and Nasdaq) at the time of disposition, at no particular time during the 60-month period immediately preceding the disposition: (a) did the Non-Resident Holder, Persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or Persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such Persons and partnerships, own 25% or more of the issued shares of any class of Correvio; and (b) was more than 50% of the fair market value of the Shares derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain limited circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property to a Non-Resident Holder. Non-Resident Holders should consult their own advisors for advice as to whether their Shares constitute taxable Canadian property, having regard to their particular circumstances.

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Even if the Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Shares constitute “treaty-protected property”. Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Shares would, because of an applicable income Tax treaty or convention, be exempt from Tax under the Tax Act. In the event that Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the Tax consequences as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Under the Arrangement” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses” will generally apply.

A Non-Resident Holder who disposes of taxable Canadian property that is not treaty protected property should consult its own tax adviser, including with regard to any Canadian income Tax reporting requirement arising from the Arrangement.

Dissenting Non-Resident Holders

A Non-Resident Holder that, as a result of exercising its Dissent Rights, disposes of Shares to Correvio will be entitled to receive a cash payment from Correvio of an amount equal to the fair value of the holder’s Shares (a “Dissenting Non-Resident Holder”).

A Dissenting Non-Resident Holder who receives a cash payment from Correvio in consideration for such Dissenting Non-Resident Holder’s Dissenting Shares will be deemed to have received a taxable dividend equal to the amount, if any, by which the payment received in respect of such Dissenting Shares (other than in respect of interest awarded by a court) exceeds the paid-up capital of such Dissenting Shares as determined under the Tax Act. Any such deemed dividend will be subject to non-resident withholding Tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate is reduced by an applicable income Tax treaty or convention.

A Dissenting Non-Resident Holder will also be considered to have disposed of such Dissenting Shares for proceeds of disposition equal to the payment received in respect of such Dissenting Shares less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend. Any capital gain received by a Dissenting Non-Resident Holder on such a disposition of Dissenting Shares will generally not be subject to Tax under the Tax Act unless the Dissenting Shares are “taxable Canadian property” to the Dissenting Non-Resident Holder and the Dissenting Shares are not “treaty-protected property” of the Dissenting Non-Resident Shareholder at the time of disposition, as defined in the Tax Act. See the discussion above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Shares under the Arrangement”.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder in respect of a Share, including interest awarded by the Court, will not be subject to Canadian withholding Tax provided such interest does not constitute “participating debt interest” for purposes of the Tax Act.

Dissenting Non-Resident Holders should consult their own tax advisors for specific advice with respect to the Tax consequences in their own particular circumstances of exercising their Dissent Rights.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain anticipated U.S. federal income tax consequences of the Arrangement to U.S. Holders (as defined below) of Shares who hold such shares as capital assets (generally, for investment purposes). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), applicable U.S. Treasury Regulations, administrative interpretations court decisions and practice, all as in effect as of the date of this Circular statement/prospectus, and all of which may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual that is either a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) if a U.S. court exercises primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. Treasury Regulations.

This discussion does not apply to Shareholders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, governmental organizations, insurance companies, real estate investment trusts, regulated investment companies, banks, mutual funds, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of all of the Shares, persons that hold an interest in an entity that holds Shares, partnerships, S corporations or other entities treated as pass-through entities for U.S. federal income tax purposes, persons that hold Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle or other integrated transaction, persons that acquired their Shares through the exercise of an employee stock option or otherwise as compensation, U.S. expatriates, or persons whose functional currency is not the U.S. dollar.

This discussion does not address Shareholders who exercise and perfect any applicable dissent or appraisal rights or who hold their Shares other than as capital assets for U.S. federal income tax purposes. In addition, this summary does not purport to be a complete description of all of the potential U.S. federal income tax considerations of the Arrangement that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation, the alternative minimum tax or the 3.8% Medicare tax imposed on certain net investment income. Each Shareholder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement.

If a partnership or other pass-through entity or arrangement holds Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement will generally depend on the status of that person and activities of that person and the partnership or other pass-through entity or arrangement. A partnership or other pass-through entity or arrangement holding Shares, and a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement.

We strongly urge each Shareholder to consult its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Arrangement.

Consequences of the Arrangement

The exchange of Shares for the Share Consideration pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges Shares for the Share Consideration will recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted U.S. federal income tax basis in the Shares exchanged therefor pursuant to the Arrangement. Subject to the “passive foreign investment company” rules discussed below, such gain or loss will be long-term capital gain or loss if the Shares were held for more than one year at the time of the Arrangement.

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Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally, for a publicly-traded company, determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. For this purpose, passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly-traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”) and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as a non-passive asset to the extent attributable to such corporation’s non-passive income. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on certain estimates of its gross income, gross assets, the nature of its business and its Market Capitalization, Correvio does not believe that it currently is or ever has been a PFIC. Correvio’s actual PFIC status for the current taxable year, however, is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether a non-U.S. corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules (the “PFIC rules”), which are subject to differing interpretations. As a result of these uncertainties in the application of the PFIC rules, there can be no assurance that the IRS will not assert that Correvio is a PFIC for any taxable year or that a court will not sustain such an assertion.

If Correvio was classified as a PFIC for any taxable year during which a U.S. Holder owned Shares, any gain recognized by such U.S. Holder pursuant to the Arrangement may be subject to higher rates of tax and a deemed interest charge, unless such U.S. Holder had timely made certain elections.

The PFIC rules are complex and subject to uncertainties. U.S. Holders should consult their own tax advisors regarding the potential U.S. federal income tax consequences to them if Correvio is or was classified as a PFIC, including the availability and advisability of any elections that the taxpayer may make and the impact of any elections that such U.S. Holder may already have in effect.

Backup Withholding and Information Reporting

Information returns generally are required to be filed with the IRS in connection with cash payments to U.S. Holders pursuant to the Arrangement. Backup withholding at a current rate of 24% may apply to cash paid in the transaction to a U.S. Holder, unless the U.S. Holder furnishes a correct taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an applicable exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

CERTAIN FOREIGN INCOME TAX CONSIDERATIONS

Securityholders who are resident in, or citizens of, a foreign jurisdiction are advised to consult their own tax advisors to determine the non-Canadian tax consequences to them of the Plan of Arrangement in light of their particular situation including any tax consequences that may arise under any relevant non-U.S., state, local, or other taxing jurisdiction.

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ADDITIONAL INFORMATION

Additional information relating to Correvio may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company’s comparative annual financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

Shareholder proposals to be considered at the 2021 annual general meeting of the Shareholders of the Company must be received at the principal offices of the Company no later than December 16, 2020 in order to be included in the Circular and form of proxy for such annual general meeting.

Correvio will provide to any person or company, without charge to any Shareholder, upon request to the Corporate Secretary of the Company, copies of Correvio’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2019 together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Circular in respect of the Meeting held on May 9, 2019. The Company may require the payment of a reasonable charge if a person who is not a Shareholder of the Company makes the request for information. The Company may be contacted by telephone at toll-free 1-833-490-0586, by fax: (604) 677-6915, by mail: Investor Relations, 1441 Creekside Drive, 6th floor, Vancouver, British Columbia V6J 4S7, or by e-mail: inquiries@gryphonadvisors.ca.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51 102 – Continuous Disclosure Obligations, the Company is required to annually send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian Securities Laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR and may be accessed at www.sec.gov.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Annual General and Special Meeting, have been approved and authorized by the Board.

April 7, 2020

BY ORDER OF THE BOARD OF DIRECTORS

“W. James O’Shea”

Chairman
Correvio Pharma Corp.

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 CONSENT OF PIPER SANDLER & CO.

To: The Board of Directors of Correvio Pharma Corp.

We refer to the written fairness opinion dated March 15, 2020 (the “Fairness Opinion”), prepared for the board of directors of Correvio Pharma Corp. (the “Board”), in connection with the Arrangement (as defined in Correvio Pharma Corp.’s management information circular dated April 7, 2020 (the “Circular”)), among Correvio Pharma Corp., ADVANZ PHARMA Corp. Limited and Mercury Pharma Group Limited.

We consent to the inclusion of the Fairness Opinion, a summary of and reference to the Fairness Opinion and the use of our firm name in the Circular. In providing such consent, we do not intend that any person other than the Board shall rely upon the Fairness Opinion.

PIPER SANDLER & CO.

“PIPER SANDLER & CO.”

___________________________________

Date: April 7, 2020

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APPENDIX “A”
ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the shareholders and holders of Options, RSUs and PSUs will be asked to pass at the Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Mercury Pharma Group Limited (“Purchaser”) and Correvio Pharma Corp. (“Correvio”) and shareholders, restricted share unit holders, phantom share unit holders and option holders of Correvio, all as more particularly described and set forth in the management information circular (the “Circular”) of Correvio dated April 7, 2020 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(2)	the arrangement agreement in respect of the Arrangement as it may be amended or modified from time to time (the “Arrangement Agreement”) between Purchaser, ADVANZ PHARMA Corp. Limited and Correvio dated March 15, 2020 and all the transactions contemplated therein, the actions of the directors of Correvio in approving the Arrangement and the actions of the directors and officers of Correvio in negotiating, executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
(3)	the plan of arrangement (the “Plan of Arrangement”) of Correvio implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders and holders of Options, RSUs and PSUs of Correvio or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of Correvio are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Correvio to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement;
(5)	any director or officer of Correvio is hereby authorized and directed for and on behalf of Correvio to execute, whether under corporate seal of Correvio or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents;
(6)	Correvio be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;
(7)	Correvio be and is hereby authorized to apply for the delisting of its common shares from the Toronto Stock Exchange and the Nasdaq Stock Market (the “Delisting”) in connection with the transactions contemplated in the Arrangement Agreement; and
(8)	any one director or officer of Correvio is hereby authorized, for and on behalf and in the name of Correvio, to execute and deliver, whether under corporate seal of Correvio or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, completion of the Plan of Arrangement, and the Delisting, including:

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a.	all actions required to be taken by or on behalf of Correvio, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Correvio;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX “B”
PLAN OF ARRANGEMENT

See attached.

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PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith and unless otherwise indicated, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement of Correvio under Section 192 of the CBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Correvio and Purchaser, each acting reasonably;
(b)	“Arrangement Agreement” means the agreement made as of March 15, 2020 between Correvio, Purchaser and ADVANZ PHARMA Corp. Limited, including the schedules thereto, as the same may be supplemented or amended from time to time;
(c)	“Arrangement Resolution” means the special resolution of the Shareholders and holders of Options, RSUs and PSUs approving the Arrangement, this Plan of Arrangement and the Arrangement Agreement to be considered at the Correvio Meeting;
(d)	“Articles of Arrangement” means the articles of arrangement of Correvio in respect of the Arrangement, to be filed with the Director after the Final Order is made;
(e)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;
(f)	“CBCA” means the Canada Business Corporations Act including all regulations made thereunder;
(g)	“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Correvio Share that is issued and outstanding immediately prior to the Effective Time, of $0.42 per Correvio Share;
(h)	“Correvio” means Correvio Pharma Corp., a corporation incorporated under the federal laws of Canada;
(i)	“Correvio Meeting” means the special meeting of the Shareholders and holders of Options, RSUs and PSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;
(j)	“Correvio Shares” means the common shares without par value in the capital of Correvio;
(k)	“Correvio Share Letter of Transmittal” means the letter of transmittal to be delivered by Correvio to the Shareholders providing for the delivery of Correvio Shares to the Depositary;
(l)	“Court” means the Supreme Court of British Columbia;
(m)	“CRA” means the Canada Revenue Agency;
(n)	“Depositary” means Computershare Investor Services Inc.;

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(o)	“Director” means the director appointed pursuant to Section 260 of the CBCA;
(p)	“Dissent Rights” has the meaning ascribed thereto in Section 4.1;
(q)	“Dissenting Shares” means the Correvio Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;
(r)	“Dissenting Shareholder” means a registered holder of Correvio Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(s)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Director pursuant to Section 192(7) of the CBCA;
(t)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Correvio and Purchaser may agree upon in writing;
(u)	“Final Order” means the order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to Correvio and Purchaser, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Correvio and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to Correvio and Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;
(v)	“Former Correvio Shareholders” means the holders of Correvio Shares immediately prior to the Effective Time;
(w)	“Governmental Entity” (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Toronto Stock Exchange and Nasdaq, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;
(x)	“holder”, when used with reference to any securities of Correvio, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Correvio in respect of such securities;
(y)	“In-The-Money Option” means each Option, at the Effective Time, with an exercise price per Correvio Share less than the Consideration;
(z)	“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2(b) of the Arrangement Agreement, in a form acceptable to Correvio and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Correvio Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Correvio and Purchaser, each acting reasonably;
(aa)	“Liability” means, in respect of any Person, any debt, liability or obligation of any kind or nature whatsoever, including (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, (ii) any right against such Person to an equitable remedy for breach of performance, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

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(bb)	“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;
(cc)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Correvio Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;
(dd)	“Option” means an option to acquire a Correvio Share granted pursuant to the Stock Option Plan which is outstanding, whether or not vested;
(ee)	“Optionholder” means a holder of one or more Options;
(ff)	“Out-Of-The-Money Option” means an Option that is not an In-The-Money Option;
(gg)	“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
(hh)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made from time to time in accordance with the terms hereof or made upon the direction of the Court in the Final Order, with the consent of Correvio and Purchaser, each acting reasonably;
(ii)	“PSU Plan” means Correvio’s Phantom Share Unit Plan adopted with effect from May 15, 2018, or any predecessor phantom share until plan, as applicable;
(jj)	“PSUs” means phantom share units issued under the PSU Plan;
(kk)	“Purchaser” means Mercury Pharma Group Limited;
(ll)	“RSU Plan” means Correvio’s Restricted Share Unit Plan last approved by Correvio Shareholders on May 9, 2018;
(mm)	“RSUs” means restricted share units issued under the RSU Plan;
(nn)	“Shareholder” means a holder of one or more Correvio Shares;
(oo)	“Stock Option Plan” means the Incentive Stock Option Plan of Correvio last approved by Correvio Shareholders on May 9, 2018;
(pp)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder; and
(qq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

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1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Purchaser and Correvio, the Shareholders, the Optionholders, the holders of RSUs, the holders of PSUs and all beneficial holders of any of the following: Correvio Shares, Options, RSUs and PSUs.

ARTICLE 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Correvio, Purchaser or any other Person:

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(a)	At the Effective Time:
(i)	each Correvio Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Correvio and Correvio shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the central securities register of Correvio as a holder of Correvio Shares and Correvio shall be recorded as the registered holder of the Correvio Shares so transferred and shall be deemed to be the legal owner of such Correvio Shares;
(ii)	each outstanding Correvio Share (other than Correvio Shares held by a Dissenting Shareholder who has validly exercised and not withdrawn such holder’s Dissent Rights (which Correvio Shares will have been transferred pursuant to Section 3.1(a)(i) above)) will, without further act or formality by or on behalf of a holder of Correvio Shares, be irrevocably assigned and transferred by the holder thereof to Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the Consideration in accordance with Section 5.1 less any amounts withheld in accordance with Section 5.4, and
A.	the holder of such Correvio Share shall cease to be the holder thereof and to have any rights as a holder of such Correvio Share other than the right to receive payment in accordance with this Plan of Arrangement;
B.	such holder’s name shall be removed from the register of the Correvio Shares maintained by or on behalf of Correvio; and
C.	Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Correvio Share (free and clear of all Liens) and shall be entered as the registered holder of such Correvio Share in the register of the Correvio Shares maintained by or on behalf of Correvio.
(iii)	Each In-The-Money Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall, without any further action on behalf of any holder of such In-The-Money Option and without any payment except as provided in this Plan of Arrangement, be acquired for cancellation by Correvio in consideration for a cash payment from Correvio equal to the product obtained by multiplying the amount by which the Consideration exceeds the exercise price per Correvio Share of such In-The-Money Option by the number of Correvio Shares underlying such In-The-Money Option (the “Option Consideration”), subject to (for greater certainty) applicable withholdings in accordance with Section 5.4. All In-The-Money Options issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled and the holder thereof shall thereafter have only the right to receive the Option Consideration to which such holder is entitled pursuant to this Section 3.1(a)(iii).
(iv)	Each Out-Of-The-Money Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall, without any further action on behalf of any holder of such Out-Of-The-Money Option, be cancelled without payment to any holder thereof and all option agreements related thereto shall be terminated and neither Correvio nor Purchaser shall have any Liability with respect to such option agreements or Out-Of-The-Money Options.
(v)	Notwithstanding the terms of the Stock Option Plan and any stock option agreement pursuant to which Options were granted, the Stock Option Plan and all stock option agreements shall be terminated, and neither Correvio nor Purchaser shall have any Liability with respect to such plans and agreements other than the payment of the Option Consideration in accordance with this Plan of Arrangement.

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(vi)	Each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of $0.42 (being an amount equal to the Consideration), subject to applicable withholdings, and each such RSU shall immediately be cancelled. Following the Effective Time, neither Correvio nor Purchaser shall have any further Liability with respect to any Correvio RSUs (or any Liability to any holder or former holder thereof).
(vii)	Each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio $0.42 (being an amount equal to the Consideration), subject to applicable withholdings, and each such PSU shall immediately be cancelled. Following the Effective Time, neither Correvio nor Purchaser shall have any further Liability with respect to any Correvio PSUs (or any Liability to any holder or former holder thereof).
(b)	the transfers and exchanges provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.
3.2	Post Effective Time Procedures

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Correvio Share Letter of Transmittal by a registered Former Correvio Shareholder together with certificates representing Correvio Shares and such other documents as the Depositary may require, Former Correvio Shareholders shall be entitled to receive the Consideration to which they are entitled pursuant to Section 3.1(a) hereof.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

Pursuant to the Interim Order, each registered Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA as modified by this ARTICLE 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 190 of the CBCA must be sent to and received by Correvio at least two days before the Correvio Meeting. Shareholders who duly exercise such rights of dissent and who:

(a)             are ultimately determined to be entitled to be paid fair value from Purchaser, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Correvio pursuant to Section 3.1(a)(i) in consideration of such fair value; or

(b)             are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights;

but in no case will Correvio or Purchaser or any other person be required to recognize such holders as holders of Correvio Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Correvio Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of Correvio will be amended to reflect that such former holder is no longer the holder of such Correvio Shares from and after the Effective Time.

B-7

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Payment of Consideration

(a)             Following the receipt of the Final Order and prior to the Effective Date, Purchaser shall deposit or arrange to be deposited with the Depositary a cash amount equal to the aggregate Consideration payable in accordance with the provisions of Section 3.1(a) hereof, with the amount per Correvio Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Correvio Share for this purpose, net of applicable withholdings, which amount shall be held by the Depositary as agent and nominee for such Former Correvio Shareholders for distribution to such Former Correvio Shareholders in accordance with the provisions of this Article 5.

(b)             As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Correvio Shares that were transferred under Section 3.1(a), together with a duly completed Correvio Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA, the Securities Transfer Act (British Columbia) and the articles of Correvio after giving effect to Section 3.1(a) the former holder of such Correvio Shares shall be entitled to receive in exchange therefor, and the Depository shall deliver on behalf of Purchaser to each holder who immediately before the Effective Time was a holder of Correvio Shares, Options, PSUs or RSUs a cheque, wire (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with Section 3.1 less any amounts withheld pursuant to Section 5.4, and any certificate so surrendered shall forthwith be cancelled.

(c)             Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Correvio Shares (other than Correvio Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the time described in Sections 3.1(a) to represent only the right to receive from the Depositary such payment as the holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(d)             No holder of Correvio Shares, Options, PSUs or RSUs, shall be entitled to receive any consideration or entitlement with respect to such Correvio Shares, Options, PSUs or RSUs, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Correvio Shares that were acquired by Purchaser or Correvio pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Correvio Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with Section 3.1 less any amounts withheld pursuant to Section 5.4 in accordance with such holder’s Correvio Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Correvio Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any Former Correvio Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such Former Correvio Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Purchaser or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Correvio Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Correvio and will be cancelled. Neither Correvio nor Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Correvio or Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

B-8

5.4	Withholding Rights

The Parties, the Depositary and any Person making any payment on their behalf shall be entitled to deduct and withhold from any consideration or amount payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty, any Correvio Shareholder, any holder of In-The-Money Options, any holder of RSUs, any holder of PSUs and any Dissenting Shareholder) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Law in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Correvio Shares, Options, RSUs and PSUs issued prior to the Effective Time, (b) the rights and obligations of the Shareholders, Optionholders, Warrantholders, holders of RSUs, holders of PSUs, Correvio, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Correvio Shares, Options, RSUs and PSUs shall be deemed to have been settled, compromised, released and determined without Liability of Correvio or Purchaser except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)             The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Correvio Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)             Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Correvio Meeting (provided that Purchaser and Correvio shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Correvio Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

B-9

(c)             Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Correvio Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)             Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Correvio Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and are hereby deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Correvio and Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

B-10

APPENDIX “C”
FAIRNESS OPINION

See attached.

C-1

March 15, 2020

Board of Directors

Correvio Pharma Corp.

1441 Creekside Drive
Vancouver BC V6J 4S7

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of Correvio Pharma Corp. (the “Company”), of the Consideration (as defined below), pursuant to the arrangement agreement (the “Agreement”) to be dated March 15, 2020 among the Company, Advanz Pharma Corp. Limited (the “Parent”) and Mercury Pharma Group Limited (the “Purchaser”), a wholly-owned subsidiary of the Parent. The draft Agreement we reviewed on March 15, 2020 (the “Draft Agreement”) provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Common Shares for cash consideration of U.S.$0.42 per Common Share (the “Consideration”) by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to Shareholders in connection with a special meeting of Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

Engagement of Piper Sandler

We were initially contacted by the Company in mid-2018 regarding a potential advisory assignment. Piper Sandler was formally engaged as a financial advisor by the Company pursuant to an engagement agreement (the “Engagement Agreement”) dated October 8, 2018, to provide financial advisory services to the Company.

Pursuant to the Engagement Agreement, we will receive a transaction fee of $2,500,000 (less the amount of any fairness opinion and retainer fees received by us) from the Company for providing our financial services, which fee is contingent upon the consummation of the Arrangement. We will also receive a fee in the amount of $500,000 for rendering this opinion. Our opinion fee is earned on the delivery of this opinion and is not contingent upon the consummation of the Arrangement or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services provided under the Engagement Agreement.

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 2

On March 15, 2020, at the request of the Board of Directors of the Company, we orally delivered our opinion to you based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This opinion provides the same opinion, in writing, as that given orally by us on March 15, 2020.

Credentials of Piper Sandler

Piper Sandler is an investment bank and institutional securities firm, serving the needs of corporations, private equity groups, public entities, non-profit entities and institutional investors in the U.S. and internationally. Founded in 1895, Piper Sandler provides a broad set of products and services, including financial advisory services; equity and debt capital markets products; public finance services; equity research and institutional brokerage; fixed income institutional brokerage; and private equity strategies. Piper Sandler is headquartered in Minneapolis, Minnesota and has offices across the United States along with international locations in London, Aberdeen and Hong Kong. Piper Sandler has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

This opinion represents the opinion of Piper Sandler and its form and content have been approved by the Piper Sandler Opinion Committee comprised of investment banking professionals of Piper Sandler, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither Piper Sandler nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, the Parent or the Purchaser or any of their respective associates or affiliates (collectively, the “Interested Parties”, or individually an “Interested Party”). Neither Piper Sandler nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to the Company pursuant to the Engagement Agreement.

Piper Sandler and our affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Company or any other Interested Party, and have not had a material financial interest in any transaction involving the Company or any other Interested Party during the 24 months preceding the date on which we were first contacted with respect to our engagement by the Company, other than: (i) we acted as lead arranger and bookrunner on the Company’s U.S.$50 million financing in February 2017 and (ii) we acted as financial advisor with respect to the amendments to Company’s term loan with CRG Servicing LLC in May 2018. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Interested Parties for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Interested Parties, for which we would expect to receive compensation.

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 3

The fees paid to Piper Sandler in connection with the foregoing activities, together with the fees payable to us pursuant to the Engagement Agreement, are not financially material to us. No understandings or agreements exist between Piper Sandler and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Arrangement and other participants in the Arrangement that differ from the views of Piper Sandler’s investment banking personnel.

Scope of Review

In connection with this opinion, we reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

(i)	the Draft Agreement,
(ii)	certain financial and other data with respect to the Company which was publicly available,
(iii)	certain internal financial statements and other financial and other data with respect to the Company that were furnished to us by the Company,
(iv)	financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to us by the Company,
(v)	discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii), (iii) and (iv) above, as well as its business, risks and prospects before and after giving effect to the Arrangement,

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 4

(vi)	current and historical reported prices and trading activity of the Common Shares and similar information for certain other companies deemed by us to be comparable to the Company,
(vii)	various research publications prepared by industry and equity research analysts regarding the Company and other selected public entities considered relevant,
(viii)	public information relating to the business, operations, financial performance and security trading history of the Company and other selected public entities considered relevant,
(ix)	public information with respect to certain other transactions of a comparable nature considered relevant, and
(x)	such other corporate, industry, and financial market information, investigations and analyses as we considered necessary or appropriate in the circumstances.

We have not, to the best of our knowledge, been denied access by the Company to any information requested by us.

Piper Sandler did not meet with the auditors of the Company and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of the Company and any reports of the auditors thereon.

Assumptions and Limitations

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy, completeness and fair presentation of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, regulatory, tax, and accounting information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. We express no opinion concerning any accounting, legal, tax and financial reporting matters concerning the Arrangement.

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 5

We have relied upon and assumed, without independent verification, that: (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the final executed version of the Agreement will be, in all material respects, the same as the Draft Agreement that we reviewed in advance of rendering this opinion, and (iv) the Arrangement will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Arrangement will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Arrangement will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Arrangement.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under applicable laws relating to bankruptcy, insolvency or similar matters. We express no opinion regarding the liquidation value of the Company or any other entity. We have also assumed that neither the Company, the Parent nor the Purchaser is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Arrangement.

Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. In the analysis and in preparing our opinion, we have made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Piper Sandler, the Company and any other party involved in connection with the Arrangement.

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 6

Our opinion is conditional upon all assumptions described herein being correct.

We are not expressing any opinion herein as to the price at which the Common Shares may trade following announcement of the Arrangement or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Arrangement and is not intended to be and does not constitute a recommendation to any securityholder of the Company as to how such securityholder should act or vote with respect to the Arrangement or any other matter.

Except with respect to the use of this opinion in connection with the Circular in accordance with the Engagement Letter, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval.

This opinion addresses solely the fairness, from a financial point of view, to Shareholders of the Consideration and does not address any other terms or agreement relating to the Arrangement or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Arrangement, the merits of the Arrangement relative to any alternative transaction or business strategy that may be available to the Company, the Parent’s and the Purchaser’s ability to fund the Consideration or any other terms contemplated by the Agreement or the fairness of the Arrangement to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Arrangement, or any class of such persons, relative to the compensation to be received by Shareholders in the Arrangement or with respect to the fairness of any such compensation.

The preparation of a fairness opinion, such as this opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. We believe that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying our opinion. Accordingly, this opinion should be read in its entirety.

Fairness Methodology

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 7

The following is a summary of the material financial analyses performed by Piper Sandler in connection with the preparation of our opinion. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In considering the fairness, from a financial point of view, to the Shareholders of the Consideration to be received by such Shareholders pursuant to the Arrangement, we did not attribute any particular weight to any specific approach or methodology but evaluated the information as a whole and applied judgments based on our experience in rendering such opinions. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Sandler or of its presentation to the Board of Directors of the Company.

Piper Sandler performed the following financial analyses in connection with rendering this opinion:

(i)	selected public companies analysis;
(ii)	precedent transactions analysis; and
(iii)	discounted cash flow analysis.

Selected Public Companies Analysis

Piper Sandler reviewed selected historical financial data of the Company and estimated financial data of the Company based on projections provided by the Company’s management and compared them to corresponding financial data, where applicable, for selected publicly-traded companies considered by Piper Sandler, based on our experience and judgment as a financial advisor, comparable to the Company in terms of operating characteristics, geography, commercial focus, growth prospects and risk profile. We calculated and compared financial multiples for the selected companies based on the market trading prices of their fully diluted shares, public filings and Wall Street research. With respect to each of the selected companies, Piper Sandler calculated enterprise value as a multiple of reported and estimated revenue for calendar years 2019 and 2020. Revenue estimates used for this analysis were based on Wall Street research analyst consensus.

Precedent Transactions Analysis

Piper Sandler reviewed publicly available information for selected completed merger and acquisition transactions involving specialty pharmaceutical and life sciences companies that we, based on our experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Arrangement. Piper Sandler calculated and compared financial multiples for the selected transactions based on press releases, filings and other publications supporting an estimate of each transaction size and revenue attributable to the acquired entity. With respect to each of the precedent transactions, Piper Sandler calculated transaction value as a multiple of estimated revenue for the trailing twelve-month period preceding the transaction announcement.

Board of Directors Correvio Pharma Corp. March 15, 2020 Page 8

Discounted Cash Flow Analysis

Piper Sandler performed a discounted cash flow analysis to calculate a range of theoretical enterprise values for the Company, using the projections provided by the Company’s management, based on the net present value of free cash flows from June 30, 2020 to December 31, 2023 and a terminal value at December 31, 2023 that we calculated using a range of perpetuity growth rates discounted back to June 30, 2020. We derived the discount rate using a weighted average cost of capital analysis, which, with respect to the cost of equity capital, took into consideration, among other things, the equity risk premiums of comparable companies and Company-specific inputs.

Conclusion

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the Shareholders as of the date hereof.

Sincerely,

PIPER SANDLER & CO.

APPENDIX “D”
COURT MATERIALS

See attached.

D-1

SUPREME COURT
OF
BRITISH COLUMBIA
SEAL
02-Apr-20
Vancouver
REGISTRY

Court File No. VLC-S-S-203681

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ADVANZ PHARMA CORP. LIMITED, MERCURY PHARMA GROUP LIMITED AND
CORREVIO PHARMA CORP.

CORREVIO PHARMA CORP.

PETITIONER

PETITION TO THE COURT

This proceeding is brought for the relief set out in Part 1 below, by

Correvio Pharma Corp. (the petitioner)

If you intend to respond to this petition, you or your lawyer must

(a) file a response to civil claim in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioner

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

(a) if you were served with the petition anywhere in Canada, within 21 days after that service,

(b) if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c) if you were served with the petition anywhere else, within 49 days after that service, or

- 2 -

(d) if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is: 800 Smithe Street Vancouver, BC
(2)	The ADDRESS FOR SERVICE of the petitioner is: c/o Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 **Attention: Sean K. Boyle**
	Fax number address for service (if any) of the petitioner: 604-631-3309
	E-mail address for service (if any) of the petitioner: N/A
(3)	The name and office address of the petitioner's lawyer is: Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 **Attention: Sean K. Boyle**

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

The Petitioner, Correvio Pharma Corp. ("**Correvio**") applies for:

1. An interim order in the form attached as Appendix "I" to this Petition (the "**Interim Order**").

2. An order (the "**Final Order**") pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**") approving an arrangement (the "**Arrangement**") more particularly described in the plan of arrangement (the "**Plan of Arrangement**") involving Correvio, holders of Correvio common shares ("**Shares**", and the holders thereof, "**Shareholders**"), options ("**Options**"), RSUs ("**RSUs**") and PSUs ("**PSUs**" and and collectively, the holders of Shares, Options, RSUs and PSUs, the "**Securityholders**"), ADVANZ PHARMA Corp. Limited ("**ADVANZ**") and Mercury Pharma Group Limited ("**Mercury**" or "**Purchaser**"), as more particularly described in the plan of arrangement ("**Plan of**

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Arrangement") substantially in the form attached as Appendix B to the draft Notice of Annual General and Special Meeting of Securityholders and Management Information Circular to be held on May 15, 2020 (the "**Circular**"), and a declaration that the terms and conditions of the Arrangement and the exchange of securities for the Consideration (as defined in the Plan of Arrangement) to be effected thereby are procedurally and substantively fair to the Securityholders and reasonable; and

3. Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

1. As used in this Petition, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Circular.

THE PETITIONER

2. Correvio is a corporation existing under the CBCA. Its shares are listed on both the Toronto Stock Exchange ("**TSX**") and NASDAQ Capital Market under the symbol "CORV".

3. Correvio's address for service for the purpose of this proceeding at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3.

ADVANZ PHARMA CORP.

4. Limited voting shares of ADVANZ were listed on the TSX under the symbol "ADVZ". ADVANZ has applied for the voluntary delisting of such limited voting shares from the TSX and such delisting occurred at the close of trading on March 27, 2020

MERCURY PHARMA GROUP LIMITED

5. Mercury is a wholly-owned subsidiary of ADVANZ and holds the majority of the intellectual property assets used by ADVANZ and its affiliates and has limited liabilities, the majority of which are intercompany balances payable to other ADVANZ affiliates.

OVERVIEW OF THE ARRANGEMENT

6. Correvio proposes, in accordance with Section 192 of the CBCA, to call, hold and conduct on May 15, 2020 an annual general and special meeting of Securityholders (collectively,

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THE MEETING AND APPROVALS

11. The record date for determining the Securityholders entitled to receive notice of, attend and vote at the Correvio Meeting will be fixed as April 6, 2020.

12. In connection with the Correvio Meeting, Correvio intends to send to each Correvio Shareholder a copy of the following material and documentation:

(a) the Circular which includes, among other things:

(i) an explanation of the effect of the Arrangement;

(ii) a summary of the reasons for the Correvio Board of Directors recommendation;

(iii) description of dissent rights against the Arrangement Resolution granted to registered Shareholders, pursuant to the CBCA as modified pursuant to the Interim Order and the Arrangement;

(iv) the text of the Arrangement Resolution;

(v) a copy of the Correvio Fairness Opinion;

(vi) the Plan of Arrangement;

(vii) a copy of the Interim Order;

(viii) a copy of the Notice of Hearing of Petition; and

(b) the applicable forms of proxy.

13. All such documents may contain such amendments thereto as the Petitioner may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order and the Arrangement Agreement.

QUORUM AND VOTING

14. It is proposed that the requisite vote at the Correvio Meeting to pass the Arrangement Resolution shall be the affirmative vote of:

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(b) at least 66 $^{2}/_{3}$% of the votes cast on the Arrangement Resolution by the Securityholders, voting as a single class, present online or represented by proxy at the Meeting.

DISSENT RIGHTS

17. In order for a Correvio Shareholder to exercise such right of dissent under subsection 190 of the CBCA a dissenting Shareholder shall, despite subsection 190(5) of the CBCA, deliver a written objection to Correvio, at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko, by or before 10:00 a.m. (Pacific time) on May 13, 2020, or no later than 10:00 a.m. (Pacific time) on the day that is two business days prior to any postponed or adjourned Meeting.

Part 3: LEGAL BASIS

1. Sections 132 and 192 of the CBCA;

2. Rules 4-4, 4-5, 8-1 and 16-1 of the *Supreme Court Civil Rules*; and

3. The equitable and inherent jurisdiction of the Court.

Part 4: MATERIALS TO BE RELIED ON

The Petitioner will rely on:

1. Affidavit #1 of Justin Renz made on March 25, 2020;

2. Affidavit #1 of Tiffany Yee made on April 3, 2020

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3. Affidavit #2 of Justin Renz to be made after the Meeting; and

4. Affidavit #2 of Tiffany Yee to be made after the Meeting.

5. Such further and other material as counsel may advise and this Honourable Court may allow.

The Petitioner estimates that the hearing of the petition will take 20 minutes.

Date: April 2, 2020

Sean Boyle

Signature of lawyer for Petitioner
Sean K. Boyle

To be completed by the court only:

Order made

[ ] in the terms requested in paragraphs .... of Part 1 of this petition
[ ] with the following variations and additional terms:
....
....
....

Date: ....*[dd/mmm/yyyy]*.....   ....
Signature of [ ] Judge [ ] Master

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ENDORSEMENT ON ORIGINATING PETITION FOR SERVICE OUTSIDE BRITISH COLUMBIA

The Petitioner claim the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the *Court Jurisdiction and Proceedings Transfer Act*, that the proceeding:

(e) concerns contractual obligations, and

(i) the contractual obligations, to a substantial extent, were to be performed in British Columbia,

(ii) by its express terms, the contract is governed by the law of British Columbia, or

(iii) the contract

(A) is for the purchase of property, services or both, for use other than in the course of the purchaser's trade or profession, and

(B) resulted from a solicitation of business in British Columbia by or on behalf of the seller, and

(h) concerns a business carried on in British Columbia.

Appendix "I"

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ADVANZ PHARMA CORP. LIMITED, MERCURY PHARMA GROUP LIMITED AND
CORREVIO PHARMA CORP.

CORREVIO PHARMA CORP.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE	)	___/Apr/2020
	)	
	)	

ON THE APPLICATION of the Petitioner, Correvio Pharma Corp. ("**Correvio**") for an Interim Order pursuant to its Petition filed on April __, 2020.

[x] without notice coming on for hearing at Vancouver, British Columbia on April , 2020 and on hearing Sean K. Boyle, and upon reading the Petition herein, [the Affidavit #1 of Justin Renz, sworn on March 25, 2020 and the Affidavit #1 of **[Zoe Pang]** sworn on April **[dd]**, 2020, both filed herein;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Annual General and Special Meeting of Securityholders and Management Information Circular to be held on May 15, 2020 dated April **[dd]**, 2020 (the "**Circular**") attached as Exhibit "A" to the Affidavit #1 of **[Zoe Pang]** sworn on April **[dd]**, 2020 (the "**[Zoe Pang] Affidavit**").

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ANNUAL GENERAL AND SPECIAL MEETING

2. Pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as amended (the "**CBCA**"), Correvio is authorized and directed to call, hold and conduct an annual general and special meeting (the "**Meeting**") of holders (the "**Shareholders**") of common shares of Correvio (the "**Shares**"), of the holders of options ("**Options**"), restricted share units ("**RSUs**") and phantom share units ("**PSUs**") to be held virtually at **[NTD: Lumi]** (the "**Lumi Platform**") at 10:00 a.m. (Pacific time) on May 15, 2020 and described in the Circular, to:

(a) consider and, if thought advisable, to pass a special resolution (the "**Arrangement Resolution**") to approve an arrangement (the "**Arrangement**") involving Correvio, its Shareholders, holders of Options ("**Optionholders**"), RSUs ("**RSU Holders**") and PSUs ("**PSU Holders**", and collectively with Shareholders, Optionholders and RSU Holders, the "**Securityholders**"), ADVANZ PHARMA Corp. Limited ("**ADVANZ**") and Mercury Pharma Group Limited ("**Mercury**") as more particularly described in the plan of arrangement ("**Plan of Arrangement**") substantially in the form attached as Appendix B to the Circular;

(b) consider and, if thought advisable, to pass resolutions voted on by Shareholders only:

(c) transact such other business as may properly come before the Meeting or any adjournment thereof.

3. The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the articles of Correvio, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. Correvio may hold the Meeting by electronic communication facility provided by the Lumi Platform.

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ADJOURNMENT

4. Correvio, if it deems advisable, but subject to the provisions of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Correvio is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Securityholders, and the Arrangement and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. Subject to the provisions of the Arrangement Agreement, the record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be April 6, 2020 (the "**Record Date**"), or such earlier or later other date as the Board of Directors of Correvio may determine and as disclosed to Securityholders in the manner they see fit.

NOTICE OF SPECIAL MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Correvio shall not be required to send to Securityholders any other or additional statement pursuant to Section 192 of the CBCA.

9. The Circular, forms of proxy, Notice of Hearing of Petition and Petition (collectively, the "**Meeting Materials**") in substantially the same form as contained in Exhibits "A", "B" and "C" to the **[Zoe Pang]** Affidavit, with such deletions, amendments or additions thereto as counsel for

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the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the registered Shareholders, Optionholders, RSU Holders and PSU Holders, as they appear on the central securities register of Correvio or the records of its registrar and transfer agent as at the close of business on the Record Date (but not to Shareholders, Optionholders, RSU Holders and PSU Holders who Correvio, on two consecutive occasions, have sent a record but had such record returned because the Securityholder could not be located), such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods as determined by Correvio in its discretion:

(i) by prepaid ordinary or air mail addressed to the registered Shareholder, Optionholder, RSU Holder or PSU Holder at his, her or its address as it appears on the applicable securities registers of Correvio as at the Record Date;

(ii) by delivery in person to the addressee specified in paragraph 9 (a)(i) above; or

(iii) by email or facsimile transmission to any registered Shareholder, Optionholder, RSU Holder or PSU Holder who identifies himself, herself or itself to the satisfaction of Correvio, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request;

(b) in the case of non-registered Correvio Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by *National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

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(c) the directors and auditors of Correvio by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Correvio's application for the Final Order.

10. Accidental failure of, or omission, or delay by Correvio to give notice to any one or more Securityholders or delay, or the non-receipt of such notice by one or more Securityholders, shall not constitute a breach of this Interim Order and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Correvio then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11. The Meeting Materials shall be deemed, for the purposes of this Order, to have been received:

(a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of Correvio.

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QUORUM AND VOTING

14. The votes taken at the Meeting shall be taken on the basis of one vote per Share, one vote per Share into which each Option is exercisable, one vote per Share into which RSU is convertible or one vote per PSU and the vote required to pass the Arrangement Resolution shall be the affirmative vote of:

(b) at least 66 $^{2}/_{3}$% of the votes cast on the Arrangement Resolution by the Securityholders, voting as a single class, present online or represented by proxy at the Meeting.

15. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Share, Option, RSU or PSU as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Shares, Options, RSUs and PSUs represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

16. In all other respects, the terms, restrictions and conditions of the articles of Correvio will apply in respect of the Meeting.

PERMITTED ATTENDEES

17. The only persons entitled to attend the Meeting shall be the registered Shareholders, Optionholders, RSU Holders and PSU Holders and their respective proxyholders as of the Record Date, Correvio's directors, officers, auditors, advisors, ADVANZ's and Mercury's directors, officers and advisors, and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders, Optionholders, RSU Holders and PSU Holders or their respective proxyholders as at the close of business on the Record Date.

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SCRUTINEERS

18. A representative of Correvio' s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting, including through the Lumi Platform.

SOLICITATION OF PROXIES

19. Correvio is authorized to use the forms of proxy in connection with the Meeting in substantially the same form as attached as Exhibit "B" to the **[Zoe Pang]** Affidavit and Correvio may in its discretion waive generally the time limits for deposit of proxies by Securityholders if the Chair deems it reasonable to do so. Correvio is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

22. In order for a registered Shareholder to exercise such right of dissent under subsection 190 of the CBCA:

(a) a dissenting Shareholder shall, despite subsection 190(5) of the CBCA, deliver a written objection to Correvio, at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko, by or before 10:00 a.m. (Pacific time) on May 13, 2020, or no later than 10:00 a.m. (Pacific time) on the day that is two business days prior to any postponed or adjourned Meeting;

(b) a dissenting Shareholder shall not have voted his, her or its Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c) a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a);

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(d) a dissenting Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Shareholder's Shares but rather shall dissent only with respect to all of the Shares held by such person; and

(e) the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Order.

23. Subject to further order of this Court, the rights available to the Shareholders under the CBCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement.

24. Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Correvio Shares shall be given by including information with respect to this right in the Circular to be sent to Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

25. Upon the approval, with or without variation, of the Arrangement by the Securityholders, in the manner set forth in this Interim Order, Correvio may apply to this Court for, *inter alia*, an Order:

(a) pursuant to CBCA Section 192(4)(e) approving the Arrangement; and

(b) pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to Securityholders

(collectively, the "**Final Order**")

and that the hearing of the Final Order will be held on May **[dd]**, 2020, or at such other date and time as this Court may direct, at 9:45 a.m. (Vancouver time) or as soon thereafter as the hearing of the Final Order can be heard, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or in such other manner as this Court may order.

26. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder or creditor of Correvio has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

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27. Any Securityholder or creditor of Correvio seeking to appear at the hearing of the application for the Final Order shall:

(a) deliver a Response in the form prescribed by the *Rules of Court*, and a copy of all materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

Or by email at alexandra.luchenko@blakes.com by or before 4:00 p.m. (Vancouver time) on May **[14]**, 2020, or as the Court may otherwise direct.

28. Sending the Petition, Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Affidavit of Justin Renz, the Affidavit of **[Zoe Pang]** and any additional Affidavits as may be filed, is dispensed with. Correvio is at liberty to give notice of the Petition to persons outside the jurisdiction of this Court in the manner specified herein.

29. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

30. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

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31. Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the *Supreme Court Civil Rules* are dispensed for the purposes of any further application to be made pursuant to this Petition.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT.

REGISTRAR

NO. VLC-S-S-203681
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ADVANZ PHARMA CORP. LIMITED, MERCURY PHARMA GROUP LIMITED AND
CORREVIO PHARMA CORP.

CORREVIO PHARMA CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

To: The holders of common shares, options, restricted share units and phantom share units of Correvio Pharma Corp. (collectively, the "**Securityholders**")

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Correvio Pharma Corp. ("**Correvio**") in the Supreme Court of British Columbia (the "**Court**") for approval of a plan of arrangement (the "**Arrangement**"), pursuant to the *Canada Business Corporations Act*, R.S.C., 1985, c. 44, as amended (the "**CBCA**");

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on April 8, 2020, the Court has given directions as to the calling of an annual general and special meeting of Securityholders for the purpose of, among other things, considering, voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration under the Arrangement shall be made before the presiding Judge in Chambers on May 21, 2020, or at such other time as this Court may direct, at 9:45 a.m. (Vancouver time) or as soon thereafter as the hearing of the Final Order can be heard, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or in such other location or other manner as this Court may order (the "**Final Application**").

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has delivered a Response in the form prescribed by the *Rules of Court*, a Response to Petition ("**Response**") in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the Response, together with all affidavits and other material on which such person intends

51191630.2

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to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on May 20, 2020.

The Petitioner's address for delivery is:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Alexandra Luchenko

Or by email at alexandra.luchenko@blakes.com

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court website online at http://www.bclaws.ca/civix/document/id/complete/statreg/168_2009_04#Form67.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Securityholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of Correvio at the address for delivery set out above.

Date: April 8, 2020

"Sean Boyle"
Signature of lawyer for Petitioner
Sean Boyle

51191630.2

DocuSign Envelope ID: 6D85FD51-8A7C-4716-8BA3-E8968EA869D7

SUPREME COURT OF BRITISH COLUMBIA
SEAL
07-Apr-20
Vancouver
REGISTRY

NO. S-203681
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ADVANZ PHARMA CORP. LIMITED, MERCURY PHARMA GROUP LIMITED AND
CORREVIO PHARMA CORP.

CORREVIO PHARMA CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE *THE HONOURABLE MADAM JUSTICE FITZPATRICK*) 6/Apr/2020

ON THE APPLICATION of the Petitioner, Correvio Pharma Corp. ("**Correvio**") for an Interim Order pursuant to its Petition filed on April 2, 2020.

[x] without notice coming on for hearing by teleconference at Vancouver, British Columbia on April 2, 2020 and on hearing Sean K. Boyle, counsel for Correvio and Mark Pontin, counsel for ADVANZ Pharma Corp. Limited, and upon reading the Petition herein, the Affidavit #1 of Justin Renz, sworn on March 25, 2020 and the Affidavit #1 of Zoe Pang sworn on April 6, 2020, both filed herein;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Annual General and Special Meeting of Securityholders and Management Information Circular to be held on May 15, 2020 (the "**Circular**") attached as Exhibit "A" to the Affidavit #1 of Zoe Pang sworn on April 6, 2020 (the "**Pang Affidavit**").

297617.00028/107776729.1

D-22

DocuSign Envelope ID: 6D85FD51-8A7C-4716-8BA3-E8968EA869D7

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ANNUAL GENERAL AND SPECIAL MEETING

2. Pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as amended (the "**CBCA**"), Correvio is authorized and directed to call, hold and conduct an annual general and special meeting (the "**Meeting**") of holders (the "**Shareholders**") of common shares of Correvio (the "**Shares**"), of the holders of options ("**Options**"), restricted share units ("**RSUs**") and phantom share units ("**PSUs**") to be held virtually at https://web.lumiagm.com/202877707 (the "**Lumi Platform**") at 10:00 a.m. (Pacific time) on May 15, 2020 and described in the Circular, to:

(a) consider and, if thought advisable, to pass a special resolution (the "**Arrangement Resolution**") to approve an arrangement (the "**Arrangement**") involving Correvio, its Shareholders, holders of Options ("**Optionholders**"), RSUs ("**RSU Holders**") and PSUs ("**PSU Holders**", and collectively with Shareholders, Optionholders and RSU Holders, the "**Securityholders**"), ADVANZ PHARMA Corp. Limited ("**ADVANZ**") and Mercury Pharma Group Limited ("**Mercury**") as more particularly described in the plan of arrangement ("**Plan of Arrangement**") substantially in the form attached as Appendix B to the Circular;

(b) consider and, if thought advisable, to pass resolutions voted on by Shareholders only:

(c) transact such other business as may properly come before the Meeting or any adjournment thereof.

3. The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the articles of Correvio, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such

297617.00028/107776729.1

D-23

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rulings and directions not to be inconsistent with this Interim Order. Correvio may hold the Meeting by electronic communication facility provided by the Lumi Platform.

ADJOURNMENT

4. Correvio, if it deems advisable, but subject to the provisions of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Correvio is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Securityholders, and the Arrangement and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. Subject to the provisions of the Arrangement Agreement, the record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be April 6, 2020 (the "**Record Date**"), or such earlier or later other date as the Board of Directors of Correvio may determine and as disclosed to Securityholders in the manner they see fit.

NOTICE OF SPECIAL MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Correvio shall not be required to send to Securityholders any other or additional statement pursuant to Section 192 of the CBCA.

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9. The Circular, forms of proxy, Notice of Hearing of Petition and Petition (collectively, the "**Meeting Materials**") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Pang Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the registered Shareholders, Optionholders, RSU Holders and PSU Holders, as they appear on the central securities register of Correvio or the records of its registrar and transfer agent as at the close of business on the Record Date (but not to Shareholders, Optionholders, RSU Holders and PSU Holders who Correvio, on two consecutive occasions, have sent a record but had such record returned because the Securityholder could not be located), such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods as determined by Correvio in its discretion:

(i) by prepaid ordinary or air mail addressed to the registered Shareholder, Optionholder, RSU Holder or PSU Holder at his, her or its address as it appears on the applicable securities registers of Correvio as at the Record Date;

(ii) by delivery in person to the addressee specified in paragraph 9 (a)(i) above; or

(iii) by email or facsimile transmission to any registered Shareholder, Optionholder, RSU Holder or PSU Holder who identifies himself, herself or itself to the satisfaction of Correvio, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request;

(b) in the case of non-registered Correvio Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by *National Instrument 54-101 – Communication with Beneficial Owners of Securities of a*

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Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c) the directors and auditors of Correvio by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Correvio's application for the Final Order.

10. Accidental failure of, or omission, or delay by Correvio to give notice to any one or more Securityholders or delay, or the non-receipt of such notice by one or more Securityholders, shall not constitute a breach of this Interim Order and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Correvio then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11. The Meeting Materials shall be deemed, for the purposes of this Order, to have been received:

(a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any

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of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of Correvio.

QUORUM AND VOTING

14. The votes taken at the Meeting shall be taken on the basis of one vote per Share, one vote per Share into which each Option is exercisable, one vote per Share into which RSU is convertible or one vote per PSU and the vote required to pass the Arrangement Resolution shall be the affirmative vote of:

(b) at least 66 $^{2}/_{3}$% of the votes cast on the Arrangement Resolution by the Securityholders, voting as a single class, present online or represented by proxy at the Meeting.

15. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Share, Option, RSU or PSU as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Shares, Options, RSUs and PSUs represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

16. In all other respects, the terms, restrictions and conditions of the articles of Correvio will apply in respect of the Meeting.

PERMITTED ATTENDEES

17. The only persons entitled to attend the Meeting shall be the registered Shareholders, Optionholders, RSU Holders and PSU Holders and their respective proxyholders as of the Record Date, Correvio's directors, officers, auditors, advisors, ADVANZ's and Mercury's directors, officers and advisors, and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to

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vote at the Meeting shall be the registered Shareholders, Optionholders, RSU Holders and PSU Holders or their respective proxyholders as at the close of business on the Record Date.

SCRUTINEERS

18. A representative of Correvio' s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting, including through the Lumi Platform.

SOLICITATION OF PROXIES

19. Correvio is authorized to use the forms of proxy in connection with the Meeting in substantially the same form as attached as Exhibit "B" to the Zoe Pang Affidavit and Correvio may in its discretion waive generally the time limits for deposit of proxies by Securityholders if the Chair deems it reasonable to do so. Correvio is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

22. In order for a registered Shareholder to exercise such right of dissent under subsection 190 of the CBCA:

(a) a dissenting Shareholder shall, despite subsection 190(5) of the CBCA, deliver a written objection to Correvio, at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, or by email at alexandra.luchenko@blakes.com, Attention: Alexandra Luchenko, by or before 10:00 a.m. (Pacific time) on May 13, 2020, or no later than 10:00 a.m. (Pacific time) on the day that is two business days prior to any postponed or adjourned Meeting;

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(b) a dissenting Shareholder shall not have voted his, her or its Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c) a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a);

(d) a dissenting Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Shareholder's Shares but rather shall dissent only with respect to all of the Shares held by such person; and

(e) the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Order.

23. Subject to further order of this Court, the rights available to the Shareholders under the CBCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement.

24. Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Correvio Shares shall be given by including information with respect to this right in the Circular to be sent to Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

25. Upon the approval, with or without variation, of the Arrangement by the Securityholders, in the manner set forth in this Interim Order, Correvio may apply to this Court for, *inter alia*, an Order:

(a) pursuant to CBCA Section 192(4)(e) approving the Arrangement; and

(b) pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to Securityholders

(collectively, the "**Final Order**")

and that the hearing of the Final Order will be held on May 21, 2020, or at such other date and time as this Court may direct, at 9:45 a.m. (Vancouver time) or as soon thereafter as the hearing

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of the Final Order can be heard, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or in such other manner as this Court may order.

26. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder or creditor of Correvio has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

27. Any Securityholder or creditor of Correvio seeking to appear at the hearing of the application for the Final Order shall:

(a) deliver a Response in the form prescribed by the *Rules of Court*, and a copy of all materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

Or by email at alexandra.luchenko@blakes.com by or before 4:00 p.m. (Vancouver time) on May 20, 2020, or as the Court may otherwise direct.

28. Sending the Petition, Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Affidavit of Justin Renz, the Pang Affidavit and any additional Affidavits as may be filed, is dispensed with. Correvio is at liberty to give notice of the Petition to persons outside the jurisdiction of this Court in the manner specified herein.

29. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

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30. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

31. Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the *Supreme Court Civil Rules* are dispensed for the purposes of any further application to be made pursuant to this Petition.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Sean Boyle

Signature of Sean K. Boyle
[x] lawyer for Petitioner

Digitally signed by Fitzpatrick, J

Mark Pontin

Signature of Mark Pontin
[x] lawyer for ADVANZ Pharma Corp. Limited

BY THE COURT.

Digitally signed by Kazim Mohammed

REGISTRAR

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APPENDIX “E”
DISSENT RIGHTS

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)       A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)       The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)       In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)       A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)       A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)       The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)       A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

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the number and class of shares in respect of which the shareholder dissents; and

(b)	a demand for payment of the fair value of such shares.

Share certificate

(8)       A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)       A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)       A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)       On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)       A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)       Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)       Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)       Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)       If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

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Venue

(17)       An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)       A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)       On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)       On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)       A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)       The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)       A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)       If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)       If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)       A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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APPENDIX “F”
STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Compensation Committee

The Compensation Committee of the Board consists of Dr. Glickman (Chair), Mr. Willms and Dr. De Cian. Dr. Glickman was appointed to the Compensation Committee on June 21, 2016 and continues to serve as the Chair of the Compensation Committee. Mr. Willms was appointed to the Compensation Committee on June 22, 2015 and Dr. De Cian was appointed to the Compensation Committee on March 13, 2019.

All members of the Compensation Committee are independent directors. The Compensation Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The Compensation Committee also has the mandate to annually review the Company’s compensation policies and practices to consider whether they are aligned with the Company’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Company’s compensation policies or practices might present or could give rise to material risks to the Company, or otherwise affect the risks faced by the Company and management of those risks.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Richard M. Glickman, the Chair of the Compensation Committee, recently retired from his role as the Chief Executive Officer and Chairman of the Board for Aurinia Pharmaceuticals. He previously was co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Company. Since 2000, Dr. Glickman has served as the Chair of the Board of Vigil Health Solutions Inc., a healthcare services company. Dr. Glickman has also served as Chair of the Board for ESSA Pharmaceuticals Inc. since 2010. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics and co-founded Probtec Company. He has previously served as Chairman of Life Sciences B.C., director of the Canadian Genetic Disease Network and as a member of the Canadian federal government’s National Biotechnology Advisory Committee. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. Dr. Glickman also sits on the Company’s Audit Committee and GN Committee.
•	Arthur H. Willms was previously President and Chief Operating Officer of Westcoast Energy Inc. and has sat on numerous corporate and non profit boards and board committees. In prior executive roles, Mr. Willms participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Mr. Willms’ executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Mr. Willms is also the Chair of the Company’s Audit Committee.
•	Dr. Vanda De Cian joined the Board in March 2019. Dr. De Cian was previously Vice President, Corporate Drug Development at Chiesi Farmaceutici S.p.A., a multinational company headquartered in Parma, Italy. Prior to Chiesi, Dr. De Cian held senior positions at Pharmacia Corp. over several years and assisted in Pharmacia’s transition subsequent to its acquisition by Pfizer Inc. During her pharmaceutical career Dr. De Cian was involved in the clinical development of several drugs including FoscarnetTM, MycobutinTM, CidofovirTM, RescriptorTM, AptivusTM and Zyvox TM. Since 2012, Dr. De Cian has managed her own consulting business advising several international companies on implementing cost-efficient drug development processes. Dr. De Cian has direct experience in performance management of employees and has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. De Cian also sits on the Company’s GN Committee.

F-1

Compensation Discussion and Analysis

Compensation Program and Strategy

The success of the Company depends on the talent and efforts of its employees and the leadership and performance of its executives. The Company believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Compensation Committee is charged, on behalf of the Board, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Compensation Committee approves the compensation of each of our Named Executive Officers (“NEOs”). In 2019, our NEOs were:

1.      Dr. Mark Corrigan, Chief Executive Officer (as of March 14, 2019)(1)

2.      Dr. William Hunter, Chief Executive Officer (effective July 3, 2012 to March 13, 2019)(2)(3)

3.      Mr. Justin Renz, President and Chief Financial Officer(4)

4.      Ms. Sheila Grant, Chief Operating Officer

5.      Mr. Hugues Sachot, Chief Commercial Officer

6.      Mr. David McMasters, Corporate General Counsel

______________

(1)	Dr. Corrigan was appointed Chief Executive Officer on March 14, 2019.
(2)	Dr. Hunter resigned as President on January 1, 2019.
(3)	Dr. Hunter resigned from his position as Chief Executive Officer on March 13, 2019. He remains a member of the Board.
(4)	Mr. Renz was appointed President on January 1, 2019

The Company’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives and (iii) ensure that the interests of management and shareholders of the Company are aligned. To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning the Company’s compensation programs with those of similarly complex specialty pharmaceutical and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

The Company’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of stock options (“Options”) and restricted share units (“RSU’s”) or phantom share units (“PSU’s”) for executive officers residing in France.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Company’s goals and strategic objectives, reward the achievement of short-term and long-term goals and objectives of the Company, and to better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. They are awarded annually on a discretionary basis by the Board, based on the recommendations of and subjective assessment by the Compensation Committee, regarding the Company’s success in creating shareholder value, and the achievement by the Company and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Company’s short-term goals and objectives. The Company’s equity-based compensation, currently payable by the grant of Options and RSU’s, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Company and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of Options and RSU’s are taken into account when making discretionary awards of Options and RSU’s in subsequent years. Long term incentives also include PSU’s awarded for executive officers residing in France In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Company to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. The Company’s Option Plan is described in more detail below. The Company does not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The Compensation Committee responds to current circumstances when determining the pay mix each year.

F-2

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his or her compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Compensation Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer and relate to matters which assist and help facilitate the Company’s overall strategic goals and objectives. These performance goals are assessed by the Compensation Committee and can be altered at the discretion of the Compensation Committee, if appropriate, due to changes in business factors or conditions.

In general, the Company annually determines the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses such objectives and, based on such assessment, the Compensation Committee determines an aggregate incentive value for each executive officer. The Compensation Committee then recommends to the Board discretionary awards of annual cash incentive bonuses, discretionary grants of PSU’s ”) for executive officers residing in France, discretionary grants of Options under the Company’s Incentive Stock Option Plan (the “Option Plan”) and discretionary grants of RSU’s under the Company’s Restricted Share Unit Plan (the “RSU Plan”) for the Chief Executive Officer and other executive officers of the Company.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and the Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Company for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Compensation Committee may determine to award equity-based compensation to assist the Company in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Company to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board may consider in exercising such discretion include, among other things, risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Company or otherwise affect the risks faced by the Company, and management of those risks.

F-3

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Company’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Company so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Company’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Company’s Chief Executive Officer, Chief Financial Officer and the Company’s three other most highly compensated NEOs, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long-term incentives) relative to a comparator group.

In 2017, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in a comprehensive benchmarking analysis on the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The following companies were included in the comparator group: Emergent Biosolutions Inc., AMAG Pharmaceuticals Inc., Sucampo Pharmaceuticals Inc., Supernus Pharameuticals Inc., Spectrum Pharmaceuticals, Inc., Corcept Therapeutics Inc., Arena Pharmaceuticals Inc., and Zogenix Inc. The Compensation Committee considered the advice from Mercer, where appropriate, but also performed its own assessment of competitive compensation requirements to establish the total direct compensation for the NEOs.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provide to the Company at the request of management. Mercer was first retained to provide compensation services to the Company or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. No fees were billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer in 2019 and 2018.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Company’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

2019        Executive Compensation Elements

For the year ended December 31, 2019, the principal components of compensation for the Company’s NEOs were: base salary, annual cash incentive bonus program and equity-based incentive program.

In general, the Company targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the Compensation Committee. However, the Compensation Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group.

F-4

Base Salary

The base salary levels for the NEOs are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries are determined after considering the salary levels of other executives with similar responsibilities and experience and comparing salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. The salaries of the NEOs, other than the Chief Executive Officer, are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year. The salaries for the NEOs are approved by the Board based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 40% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the Compensation Committee and the Board, further adjustments.

The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary	x	Bonus Target %	x	Corporate Performance Result	x	Individual Performance Result

At the beginning of 2019, key corporate objectives were set by the Board to represent a broad range of activities that span the Company’s global business. The 2019 corporate objectives were as set out on the table below. In determining the corporate performance result, the corporate objectives are weighted to reflect the relative priority, importance and impact of each objective on the Company’s success. Objectives are set with targets that represent significant “stretch” goals for the organization.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a corporate performance result. The Board gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

The individual performance result is based on each NEO’s achievement of his or her functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and Compensation Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs’ functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The Compensation Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The Compensation Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

F-5

For 2019, the objectives and relative achievements of those objectives were:

Area	Goal	Corporate Performance Result
Commercial	Revenue targets	Partially achieved
Finance	Cash raise	Partially achieved
Regulatory	US Brinavess® NDA submission	Not achieved
Business Development	Complete transformational transaction	Partially achieved
Human Resources	Employee engagement	Achieved

The 2019 corporate performance result was determined by the Compensation Committee after reviewing the results for each 2019 objective. The Compensation Committee determined that a 50% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

For 2019, the Compensation Committee awarded the NEOs an incentive bonus of 50% of their individual bonus targets based on personal performance; however, the Compensation Committee determined that the bonus would only be paid to the NEOs upon the closing of a corporate sale transaction.

The amount of cash incentive bonuses for 2019 that would be payable to the NEOs in the event that such condition is met is set out in the following table.

Summary of Executive Cash Incentive Bonuses For 2019 Fiscal Year

Employee	Base Salary(3)	Cash Bonus
Mark Corrigan (1)	C$551,493 (4)	C$275,746 (4)
William Hunter(2)	C$137,978	C$121,391
Justin Renz	C$583,836 (4)	C$145,959 (4)
Sheila Grant	C$408,700	C$81,740
Hugues Sachot	C$493,186 (5)	C$98,637 (5)
David McMasters	C$440,531 (4)	C$88,106 (4)
Total	C$2,615,724	C$811,579

________________

(1)	Dr. Corrigan was appointed Chief Executive Officer on March 14, 2019.
(2)	Dr. Hunter resigned from his position as Chief Executive Officer on March 13, 2019. He remains a member of the Board.
(3)	Reflects annual base salaries in effect in 2019. All dollar amounts are reflected in Canadian dollars.
(4)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269, being the annual average of the Bank of Canada rates for 2019.
(5)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = C$1.4855, being the annual average of the European Central Bank rates for 2019.

The Compensation Committee determined, and the Board accepted and approved, a total cash incentive bonus pool in the amount of C$640,410 in respect of 2019 that may be paid to the Company’s non-executive employees at the discretion of the Chief Executive Officer. The Company has a discretionary bonus plan for non-executive employees. The non-executive employees, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value is based upon the achievement of corporate objectives approved by the Board and the individual performance of each non-executive employee. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

F-6

Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist the Company in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Company, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Company through incentive compensation based on the value of the Company’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Company through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Company’s equity-based compensation currently is made in the form of Options granted under the Option Plan and RSUs granted under the RSU Plan.

The Company does not have share ownership guidelines or share retention requirements for directors or executive officers. The Company does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Company’s equity securities. None of the NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and the Board remain committed to the motivation and reward of executives for the long-term performance of the Company and the retention of key employees of the Company and will continue to seek ways to assure the alignment of the Company’s compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Option Plan was approved by shareholders of the Company in May 2018. Under the Option Plan, the Board may, in its discretion, grant Options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Company or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Company, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant Options to purchase Common Shares to employees of the Company or any of its subsidiaries. The exercise price of Options granted under the Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) immediately preceding the date of the grant. The vesting terms of Options are established at the time of grant. For a more complete description of the Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.

As described above, the Company makes annual grants of Options under the Option Plan on a prospective, going-forward basis. The Options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In addition, grants of Options are also made to non-management directors. In determining whether or not to make option grants, the Board, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting Options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as equity-based compensation and then determines the number of the Options to be granted based on the estimated fair value of the Options. The fair value of the Options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Board conclude produces a meaningful and reasonable estimate of fair value.

The number of Options granted to the NEOs in 2019 was as follows:

Mark Corrigan	1,000,000
William Hunter	20,000
Justin Renz	175,000
Sheila Grant	100,000

F-7

Hugues Sachot	-
David McMasters	100,000

The Company’s annual burn rate under the Option Plan and the Predecessor Option Plan was 3.7% in 2017, 3.1% in 2018 and 3.6% in 2019. The burn rate is calculated by dividing the number of stock options granted under the Option Plan or Predecessor Option Plan, as applicable, during the year by the weighted average number of Common Shares or Predecessor Shares outstanding for the year.

RSU and Phantom Share Unit Plan

The RSU Plan was approved by shareholders of the Company in May 2018. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of the Company or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

The RSU Plan was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the issuance of share units to participants under the plan, to better align the interests of participants with the long-term interests of shareholders.

RSUs were not granted to NEOs in 2019.

A Phantom Share Unit Plan (“PSU Plan”) was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and personal objectives and, through the issuance of Phantom Share Units (“PSUs”) to participants under the PSU Plan, to better align the interests of participants with the long-term interests of shareholders. Only employees and consultants that are not eligible for RSUs in their local jurisdiction are eligible under the PSU plan. No PSUs shall be paid out or settled by the issuance or provision of shares or any other securities of the Company. Each PSU awarded conditionally entitles the participant to receive the cash equivalent of the closing market value of the units upon the attainment of the PSU vesting criteria.

A total of 50,375 PSUs were granted to Hugues Sachot in 2019.

The Company’s annual burn rate under the RSU Plan and Predecessor RSU Plan was 0.2% in 2017, 0.2% in 2018 and 0.3% in 2019. The burn rate is calculated by dividing the number of RSU’s granted under the RSU Plan or Predecessor RSU Plan, as applicable, during the year by the weighted average number of Common Shares or Predecessor Shares outstanding for the year.

Compensation Risk Review

The Compensation Committee has reviewed the Company’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Company’s compensation policies or practices might present or could give rise to the material risks to the Company or otherwise affect the risks faced by the Company, and management of those risks. The Compensation Committee intends to conduct such a review on an annual basis.

The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Company must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Board, as well as the Company’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Company’s compensation policies and practices that may reasonably be likely to have a material effect on the Company.

The Compensation Committee believes that the Company’s compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Company’s long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Company’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

F-8

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.
•	The role of the Board in identifying the risks the Company faces and ensuring that such risks are appropriately managed.
•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Company, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Company’s long-term strategic goals and objectives.
•	The extent to which the Company’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.
•	The extent to which the Company’s compensation expense to executive officers is a significant percentage of the Company’s revenues.
•	The extent to which incentive compensation may be awarded by the Company upon accomplishment of tasks where risks to the Company from such tasks may extend over a significantly longer time period.
•	The extent to which the Company’s executive compensation policies and practices may reward short-term rather than long-term objectives.
•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board.
•	Policies and practices the Company uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Company’s executive compensation recovery policy.

Executive Compensation Recovery Policy

The Company has in place a policy pursuant to which, in the event the Compensation Committee or the Board determines that one or more executives of the Company have engaged in fraud, theft, embezzlement, serious misconduct or negligence, irrespective of whether it directly caused or directly contributed to the need for a material restatement of the Company’s financial results, the Compensation Committee will review all incentive-based compensation awarded to executives. The Compensation Committee will oversee a Recovery Committee which may in its sole discretion, seek to recover all or a portion of the incentive-based compensation awarded or received during the previous 36-months.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Company with $100 invested in the S&P/TSX Composite Index from December 31, 2014 to December 31, 2019 (the Company’s most recent financial year end). All dollar amounts are reflected in Canadian dollars. All references to Correvio Pharma Corp. prior to the Arrangement are in reference to Cardiome Pharma Corp. (the “Predecessor”).

F-9

Year End	2014	2015	2016	2017	2018	2019

Correvio Pharma Corp.	C$100.00	C$104.21	C$35.11	C$17.88	C$31.37	C$5.056
S&P/TSX Composite Index	C$100.00	C$91.68	C$111.01	C$121.11	C$110.34	C$135.59

The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Shares as a component of the Company’s executive compensation program and strategy.

Compensation of Executive Officers

The following table provides a summary of the total compensation earned during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 for the each of the Company’s NEOs.

Summary Compensation Table(1)

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary	Share- based awards (C$)(2)	Option- based awards (C$)(3)	Annual incentive plans (C$)(4)	Long-term incentive plans (C$)	Pension value	All other compensation	Total compensation
Mark Corrigan Chief Executive Officer(5)	2019	551,493	Nil	2,176,130	275,746(12)	Nil	Nil	53,877	3,057,246
William L. Hunter	2019	137,978	Nil	32,641	121,391	Nil	Nil	65,966	357,976
President and Chief Executive Officer(6)	2018	685,500	Nil	549,876	582,675	Nil	Nil	Nil	1,818,051

F-10

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary	Share- based awards (C$)(2)	Option- based awards (C$)(3)	Annual incentive plans C$)(4)	Long-term incentive plans (C$)	Pension value	All other compensation	Total compensation
	2017	669,500	Nil	749,856	200,00	Nil	Nil	Nil	1,619,356
Justin Renz	2019	583,836	Nil	482,854	145,959(12)	Nil	Nil	Nil	1,212,649
President & Chief	2018	518,280	Nil	180,019	187,877	Nil	Nil	Nil	886,176
Financial Officer(7)	2017	320,592	Nil	606,548	103,239	Nil	Nil	Nil	1,030,379
Sheila M. Grant	2019	408,700	Nil	277,797	81,740(12)	Nil	Nil	Nil	768,237
Chief Operating Officerer(8)	2018	396,800	Nil	152,743	150,800	Nil	Nil	Nil	700,343
	2017	310,000	Nil	234,330	93,000	Nil	Nil	Nil	637,330
Hugues Sachot	2019	493,186	261,358	Nil	98,637(12)	Nil	Nil	Nil	853,181
Chief Commercial Officer(9)	2018	493,232	139,790	Nil	167,469	Nil	Nil	Nil	800,491
	2017	461,381	173,834	Nil	73,235	Nil	Nil	Nil	708,450
David McMaster	2019	440,531	Nil	275,917	88,106(12)	Nil	Nil	Nil	804,554
Corporate General	2018	417,863	Nil	150,016	141,879	Nil	Nil	Nil	709,758
Counsel(10)	2017	409,059	Nil	231,034	98,044	Nil	Nil	Nil	738,137

Notes:

(1)	All dollar amounts in the Summary Compensation Table and footnotes are reflected in Canadian dollars. The average rates of exchange used to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years were: 2019 – 1.3269; 2018 – 1.2957; 2017 – 1.2986.
(2)	Share-based awards represent the fair value of PSUs granted in the year under the PSU Plan. The fair value of the PSUs is calculated as the number of PSUs granted multiplied by the grant date fair market value.
(3)	Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan and Predecessor Option Plan. The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model. Under this method, the weighted average fair value of Options granted to the NEOs in 2019 was 2.45; 2018 - $1.21 ; 2017 - $1.92 using the following assumptions:
	2019	2018	2017
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	71.6%	61.5%	64.5%
Risk-free interest rate	2.0%	2.3%	1.1%
Expected life of options (in years)	3.9	4.0	3.7

There is no dividend yield because the Company does not pay, and does not intend to pay, cash dividends on the Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the Options being valued. The expected life of options represents the period of time that the Options are expected to be outstanding based on historical data of Optionholder exercise and termination behaviour. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation accordingly.

(4)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years.
(5)	Dr. Mark Corrigan was appointed Chief Executive Officer of the Company on March 14, 2019.
(6)	Dr. William Hunter was appointed interim Chief Executive Officer of the Company on July 3, 2012 and Chief Executive Officer of the Company on a full-time basis in March 2013. He served on the Board as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. Dr. Hunter did not receive any fees relating to his position as a director in 2014, 2015, 2016, 2017 or 2018. Dr. Hunter resigned on March 13, 2019 as Chief Executive Officer.
(7)	Mr. Renz was appointed Chief Financial Officer on May 16, 2017. He was appointed President and Chief Financial Officer on January 1, 2019.
(8)	Ms. Grant was appointed Chief Operating Officer on March 26, 2013.
(9)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.
(10)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012.
(11)	Fees earned as a director.
(12)	These cash incentive bonuses were earned in 2019 but are payable upon the closing of a corporate sale transaction.

F-11

Outstanding Option-Based and Share-Based Awards

The following tables set forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2019.

	Option-based awards
Name	Number of securities underlying unexercised Options	Option exercise price	Option expiration date	Value of unexercised in-the-money Options as at Dec. 31, 2019
	(#)	($)		($)
Mark H. Corrigan	14,000	11.66	June 22, 2020	Nil
	12,500	4.09(1)	August 10, 2021	Nil
	12,500	5.20(1)	August 13, 2022	Nil
	20,000	4.88(1)	June 19, 2023	Nil
	600,000	5.19(1)	March 15, 2024	Nil
	400,000	5.19(1)	June 25, 2024	Nil
William L. Hunter	130,000	10.35	March 26, 2020	Nil
	450,000	2.49	March 13, 2021	Nil
	400,000	4.01	March 13, 2021	Nil
	250,000	6.15	March 13, 2021	Nil
	20,000	3.00	June 25, 2024	Nil
Justin Renz	275,000	4.82(1)	May 18, 2022	Nil
	150,000	2.53(1)	March 23, 2023	Nil
	175,000	5.19(1)	March 15, 2024	Nil
Sheila M. Grant	32,700	10.35	March 26, 2020	Nil
	75,000	6.15	June 21, 2021	Nil
	125,000	4.01	March 21, 2022	Nil
	125,000	2.49	March 23, 2023	Nil
	100,000	5.23	March 15, 2024	Nil
Hugues Sachot	32,700	10.35	March 26, 2020	Nil
David McMasters	32,700	10.35	March 26, 2020	Nil
	75,000	6.42(1)	June 21, 2021	Nil
	125,000	4.02(1)	March 21, 2022	Nil
	125,000	2.53(1)	March 23, 2023	Nil
	100,000	5.19(1)	June 25, 2024	Nil

Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
(#)
Mark H. Corrigan	Nil	Nil	Nil
William L. Hunter	Nil	Nil	Nil
Justin Renz	Nil	Nil	Nil
Sheila M. Grant	Nil	Nil	Nil
Hugues Sachot	81,112	43,800	Nil
David McMasters	Nil	Nil	Nil

(1)	These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269 being the annual average of the Bank of Canada rates for 2019.

Value Vested or Earned During Fiscal 2019

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2019.

F-12

Name	Option-based awards – Value vested during 2019 ($)	Share-based awards – Value vested during 2019 ($)	Non-equity incentive plan compensation - Value earned during 2019 ($)
Mark H. Corrigan	Nil	Nil	275,746(1)
William L. Hunter	1,042,303	Nil	121,391
Justin Renz	33,388(1)	Nil	145,949(1)
Sheila M. Grant	32,845	Nil	81,740
Hugues Sachot	Nil	61,587	98,637(2)
David McMasters	32,065(1)	Nil	88,106(1)
(1)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269, being the annual average of the Bank of Canada rates for 2019.
(2)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = C$1.4855, being the annual average of the European Central Bank rates for 2019.

Pension Plan Benefits

The Company does not provide retirement benefits for directors and officers.

Employment Contracts with Named Executive Officers

The Company has entered into employment agreements with each of the NEOs listed below.

Mark Corrigan

On March 14, 2019, Dr. Mark Corrigan was appointed Chief Executive Officer of the Company. Dr. Corrigan received an annual salary of US$525,000 and was eligible for an annual discretionary performance bonus. Dr. Corrigan was granted 1,000,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Dr. Corrigan is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Dr. Corrigan are met. He is entitled to six weeks of paid vacation each year. Dr. Corrigan’s salary is reviewed annually by the Company.

William Hunter

On July 3, 2012, Dr. William Hunter was appointed interim Chief Executive Officer and President of the Company and was to devote his best efforts and at least 60% of all of his business time to the performance of his duties. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to $650,000. In August 2014, Dr. Hunter was granted 100,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Under an employment agreement dated January 1, 2015, Dr. Hunter’s annual salary was increased to $669,500. In 2015, Dr. Hunter was granted 130,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. There was no change to Dr. Hunter’s salary in 2016. In 2016, Dr. Hunter was granted 250,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2017, Dr. Hunter was granted 400,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Dr. Hunter’s annual salary was increased to $685,500. In 2018, Dr. Hunter was granted 450,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2019, Dr. Hunter was granted 20,000 incentive stock options which vested immediately. On January 1, 2019, Dr. Hunter resigned as President and on March 13, 2019, Dr. Hunter resigned as Chief Executive Officer of the Company. Upon resignation, Dr. Hunter received payments in accordance with his employment agreement and all outstanding unvested stock option grants vested immediately with a 24-month exercise period for all outstanding grants. Dr. Hunter was eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Dr. Hunter were met. He was entitled to six weeks of paid vacation each year. Dr. Hunter’s salary was reviewed annually by the Company. Subsequent to Dr. Hunter’s resignation, in 2019 Dr. Hunter was granted 20,000 incentive stock options which vested immediately based on his role as a non-executive member of the Board.

F-13

Justin Renz

Mr. Justin Renz was appointed Chief Financial Officer of the Company May 16, 2017. Mr. Renz received an annual salary of US$395,000 and was entitled to a signing bonus and eligible for an annual discretionary performance bonus. On January 1, 2019, Mr. Renz was appointed President and Chief Financial Officer of the Company. His annual salary was increased to US$440,000. Mr. Renz was granted 275,000, 150,000, 175,000 and nil incentive stock options in 2017, 2018, 2019 and 2020, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. Renz is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. Renz are met. He is entitled to four weeks of paid vacation each year. Mr. Renz’s salary is reviewed annually by the Company.

Sheila Grant

Ms. Sheila Grant was appointed Chief Operating Officer of the Company on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of $228,000. In October 2017, Ms. Grant agreed to devote 100% of her business time to perform her duties in consideration for an annual salary of $387,500. Ms. Grant received grants of 75,000, 125,000, 125,000, 100,000 and nil incentive stock options in 2016, 2017, 2018, 2019 and 2020, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Ms. Grant are met. She is entitled to six weeks of paid vacation each year. Ms. Grant’s salary is reviewed annually by the Company.

Hugues Sachot

On December 31, 2013, Mr. Hugues Sachot was appointed Senior Vice President, International. Mr. Sachot received annual compensation of EUR 280,000 from his consulting agreement and was entitled to a signing bonus and eligible for an annual discretionary performance bonus. Mr. Sachot assumed the position of Senior Vice President, Sales on June 22, 2015. On January 1, 2016, Mr. Sachot signed an employment agreement, with his annual compensation increasing to EUR 300,000 from his consulting and employment agreements. On May 15, 2017, he was appointed Chief Commercial Officer. In 2016, 2017, 2018, 2019 and 2020, Mr. Sachot received grants of 25,596, 42,922, 46,106, 50,375 and nil PSUs, respectively, which vest over three years on the anniversary date of each grant in equal instalments. Mr. Sachot is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. Sachot are met. He is entitled to six weeks of paid vacation each year. Mr. Sachot’s salary is reviewed annually by the Company.

David McMasters

On November 1, 2012, Mr. David McMasters was appointed Corporate General Counsel. Mr. McMasters received an annual Salary of US$315,000. Mr. McMasters received grants of 75,000, 125,000, 125,000, 100,000 and nil incentive stock options in 2016, 2017, 2018, 2019 and 2020, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. McMasters are met. He is entitled to six weeks of paid vacation each year. Mr. McMasters’s salary is reviewed annually by the Company.

Estimated Termination Payments

Dr. Mark Corrigan has an employment agreement with indefinite terms and may be terminated by him upon at least 60 days’ written notice, in which case he will be entitled to receive any unpaid salary earned by him up to the last day of employment, accrued vacation, expenses incurred up to the date of termination, and, contingent on execution of a release of claims in favor of the Company, bonus owed (including, if applicable, a prorated bonus, if any, earned in respect of the fiscal year in which his employment is terminated). Should his employment be terminated by the Company without cause, or, be terminated by Dr. Corrigan for good reason (as defined in his employment agreement), he is entitled to receive, among other things, any unpaid salary earned by him up to the last day of employment, accrued vacation, expenses incurred up to the date of termination, and, contingent on execution, delivery and non-revocation of a release of claims in favor of the Company, (i) bonus owed with respect to any fiscal year prior to the year in which his employment is terminated, (ii) a bonus for 2019 of US$207,812.50 contingent on certain performance criteria outlined by the Board, (iii) a lump sum severance payment equal to 24 months of salary, (iv) an additional fixed bonus amount equivalent to 50% of his base salary, and (v) amounts for benefits (such amounts to which Dr. Corrigan is entitled, collectively, the “Corrigan Termination Payments”). If upon or within 24 months of a change of control of the Company, his employment is terminated by the Company for any reason other than for just cause, or, is terminated by Dr. Corrigan for good reason (as defined in his employment agreement), he is entitled to receive, in addition to the Corrigan Termination Payments, and contingent on execution, delivery and non-revocation of a release of claims in favor of the Company, a further lump sum amount equal to one-year base salary. For Options granted to Dr. Corrigan, in all cases, except for termination for just cause, all unvested Options that otherwise would have vested during the 24-month period following the last day of employment, will vest immediately, and if applicable, he may exercise such Options at any time within the 24-month period following the last day of employment.

F-14

Mr. Justin Renz, Ms. Sheila Grant and Mr. David McMasters have employment agreements with indefinite terms and may be terminated by them upon at least 60 days’ written notice, in which case they will be entitled to receive any unpaid salary earned by the executive up to the last day of employment, accrued vacation and bonus owed (including, if applicable, a prorated bonus, if any, earned in respect of the fiscal year in which his employment is terminated) and expenses incurred up to the date of termination. Should their employment be terminated by the Company without cause, or, be terminated by the executive for good reason (as defined in the executive’s employment agreement), they are entitled to receive, among other things, any unpaid salary earned by them up to the last day of employment, accrued vacation, expenses incurred up to the date of termination, and (i) bonus owed with respect to any fiscal year prior to the year in which their employment is terminated, (ii) a lump sum severance payment equal to 24 months of salary, (iii) bonus equivalent to the annualized average of the previous three years’ bonus payments received by the executive, and (iv) amounts for benefits (such amounts to which each of the executives is entitled, collectively, the “Non-CEO Termination Payments”). If upon or within 24 months of a change of control of the Company, their employment is terminated by the Company for any reason other than for just cause, or, is terminated by Mr. Renz, Ms. Grant and Mr. McMasters for good reason (as defined in each executive’s employment agreement), they are entitled to receive, in addition to the Non-CEO Termination Payments, a lump sum severance amount equal to two times the greater of (i) the average of the bonus made to the executive in each of the two immediately preceding fiscal years, and (ii) the amount of the executive’s target bonus opportunity for the fiscal year in which the executive’s employment is terminated. For Options granted prior to January 1, 2019, in all cases, except for termination with cause, all unvested Options held by Mr. Renz, Ms. Grant and Mr. McMasters will vest immediately on their last day of employment and if applicable, they may exercise such Options at any time within the 24-month period following the last day of employment. For Options granted subsequent to January 1, 2019 to Mr. Renz, Ms. Grant and Mr. McMasters, (i) if their employment is terminated by them for good reason (as defined in each executive’s employment agreement), all unvested Options that otherwise would have vested during the 24-month period following the last day of employment, will vest immediately, and if applicable, they may exercise such Options at any time within the 24-month period following the last day of employment; or (ii) if terminated by the Company for any reason other than for just cause, such Options, that otherwise would have vested during the 6-month period following the last day of employment will immediately vest, and if applicable, they may exercise such Options at any time within the 6-month period following the last day of employment.

Mr. Hugues Sachot’s employment and consulting agreements have indefinite terms and may be terminated by Mr. Sachot upon at least 90 days’ written notice.  Should Mr. Sachot’s agreements be terminated by the Company without cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 12 months of salary and all unvested Options held by Mr. Sachot will vest pursuant to an accelerated schedule over 12 months.  Following a change of control of the Company, if Mr. Sachot’s agreements are terminated by the Company for any reason other than for just cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 24 months of salary and car cost, and one year’s bonus. All unvested Options held by Mr. Sachot will vest immediately on his last day of employment.

The table below reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2019 either (i) without cause or (ii) following or in connection with a change of control.

F-15

	Termination Without Cause			Termination Following Change of Control(1)
Name	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
Mark Corrigan	1,668,991(3)	-	63,691(3)	2,438,179(3)	-	95,537(3)
William Hunter(5)	-	-	-	-	-	-
Justin Renz	1,315,621(3)	-	63,691(3)	1,899,457(3)	-	95,537(3)
Sheila M. Grant	925,913	-	48,000	1,252,873	-	72,000
Hugues Sachot	653,930(4)	-	-	1,158,839(4)	-	31,803(4)
David McMasters	992,256(3)	-	63,691(3)	1,344,680(3)	-	95,537(3)

Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with the Company was terminated upon completion of a change of control.
(2)	Represents the value of unvested in-the-money Options that will vest upon termination of employment as at December 31, 2019.
(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.3269, being the annual average of the Bank of Canada rates for 2019.
(4)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn.$1.4855, being the annual average of the European Central Bank rates for 2019.
(5)	Dr. Hunter resigned on March 13, 2019 and would not receive a termination payment following a change of control.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Company maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. For the policy year ended December 15, 2019, such insurance provided for an aggregate of US$30,000,000 annual protection against liability (less a deductible of up to US$1,500,000 payable by the Company depending on the nature of the claim). For the policy year ending December 15, 2020, the Company extended the term of US$15,000,000 of the previous year’s policy, (less a deductible of up to US$5,000,000 payable by the Company depending on the nature of the claim). The annual premium paid by the Company for this extension of insurance is US$1,531,000. The Company has also entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the CBCA.

On December 13, 2019, the Company notified its insurers of a claim against the above-mentioned insurance. On December 12, 2019, a putative securities class action complaint was filed against the Company and certain of the Company’s current and past officers (collectively the “Defendants”) in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period October 23, 2018 to December 5, 2019, inclusive (the “Class Period”), and the Company damaged thereby.

The complaint alleges, among other things, that the Company made materially false and misleading statements and omissions regarding our business, operational and compliance policies. Specifically, the complaint alleges that the Company made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted NDA for BRINAVESS did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the FDA would approve the resubmitted NDA, which purportedly artificially inflated the market value of our securities. An amended complaint is due on May 1, 2020.

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company believes that the claims asserted in the complaint are without merit and intends to defend the lawsuit vigorously.

F-16

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Company received total compensation for services provided to the Company in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned (C$)	Share-based awards (C$)	Option-based awards (C$)(3)	Non-equity incentive plan compensation (C$)	Pension value (C$)	All other compensation (C$)	Total (C$)
W. James O’Shea(2)	143,712	Nil	40,351	Nil	Nil	Nil	184,063
Richard M. Glickman(4)	118,653	Nil	32,641	Nil	Nil	Nil	151,294
Vanda De Cian	66,139	Nil	90,845	Nil	Nil	Nil	156,984
Arthur H. Willms(5)	106,163	Nil	32,641	Nil	Nil	Nil	138,804
Robert J. Meyer	126,094	Nil	32,281	Nil	Nil	Nil	158,375

Notes:

(1)	All dollar amounts in the Director Compensation Table and footnotes are reflected in Canadian dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.3269, being the annual average of the Bank of Canada rates for 2019.
(2)	Chairman of the Board and Chair of the Corporate Governance and Nomination Committee.
(3)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($2.04).
(4)	Chair of the Compensation Committee.
(5)	Chair of the Audit Committee.

Effective January 2014, the Board, based on a recommendation of the Compensation Committee, set the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members at US$25,000 and the annual retainer payable to the Chair of the Board and the Lead Independent Director at US$75,000. The additional annual retainer for each of the Chairs of the Audit Committee and Corporate Governance and Nominating Committee was US$25,000. The Board also determined that the amount non-management directors were entitled to receive per teleconference Board or committee meeting was US$1,500 and for each Board or committee meeting attended in person was US$3,000. Effective June 2014, the Corporate Governance and Nominating Committee was separated into the Compensation Committee and the Corporate Governance and Nomination Committee upon the appointment of a sixth director. The annual retainer payable to the Chair of the Compensation Committee was US$25,000 and the annual retainer payable to the Chair of the Corporate Governance and Nomination Committee was US$15,000. Effective June 21, 2016, the role of Lead Independent Director was eliminated.

Based on the recommendation of the Compensation Committee and Mercer's benchmarking analysis, effective January 1, 2018, the Board removed all compensation based on attendance of meetings and moved to a retainer-only compensation model.  The annual retainer fee payable to non-management Board members was changed to US$50,000 and the retainer payable to the Chair of the Board was changed to US$90,000.  The additional annual retainers for members of the Audit Committee and the Chair of the Audit Committee are US$13,000 and US$25,000, respectively.  The additional annual retainers for members of the Compensation Committee and the Chair of the Compensation Committee are US$10,000 and US$25,000, respectively.  The additional annual retainers for members of the GN Committee and the Chair of the GN Committee are US$7,000 and US$15,000, respectively. On December 10, 2019, the Board agreed to waive retainer fees going forward, until such time as the Board deems it appropriate to re-instate retainer fees.

In granting Options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model.

F-17

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Company, all of the option-based and share-based awards outstanding on December 31, 2019.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options	Option exercise price	Option expiration date	Value of unexercised in-the-money Options as at Dec. 31, 2019	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)	(#)	($)	($)
W. James O’Shea	14,000	11.66	June 22, 2020	Nil	Nil	Nil	Nil
	17,500	4.09(1)	August 10, 2021	Nil	Nil	Nil	Nil
	17,500	5.20(1)	August 13, 2022	Nil	Nil	Nil	Nil
	25,000	4.88(1)	June 19, 2023	Nil	Nil	Nil	Nil
	25,000	3.07(1)	June 25, 2024	Nil	Nil	Nil	Nil
Richard M. Glickman	10,000	11.66	June 22, 2020	Nil	Nil	Nil	Nil
	12,500	4.01	August 10, 2021	Nil	Nil	Nil	Nil
	12,500	5.05	August 13, 2022	Nil	Nil	Nil	Nil
	20,000	4.85	June 19, 2023	Nil	Nil	Nil	Nil
	20,000	3.00	June 25, 2024	Nil	Nil	Nil	Nil
Vanda de Cian	30,000	5.19(1)	March 15, 2024	Nil	Nil	Nil	Nil
	5,000	3.07(1)	June 25, 2024	Nil	Nil	Nil	Nil
Arthur H. Willms	14,000	11.66	June 22, 2020	Nil	Nil	Nil	Nil
	12,500	4.01	August 10, 2021	Nil	Nil	Nil	Nil
	12,500	5.05	August 13, 2022	Nil	Nil	Nil	Nil
	20,000	4.85	June 19, 2023	Nil	Nil	Nil	Nil
	20,000	3.00	June 25, 2024	Nil	Nil	Nil	Nil
Robert J. Meyer	10,100	12.92(1)	September 25, 2020	Nil	Nil	Nil	Nil
	12,500	4.09(1)	August 10, 2021	Nil	Nil	Nil	Nil
	12,500	5.20(1)	August 13, 2022	Nil	Nil	Nil	Nil
	20,000	4.88(1)	June 19, 2023	Nil	Nil	Nil	Nil
	20,000	3.07(1)	June 25, 2024	Nil	Nil	Nil	Nil
(1)	These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian Dollars was US$1.00 – C$1.3269, being the annual average Bank of Canada rate for 2019.

Value Vested or Earned During 2019 Financial Year

The following table sets forth, for each non-management director of the Company, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve-month period ended December 31, 2019.

Name	Option-based awards – Value vested during 2019 ($)	Share-based awards – Value vested during 2019 ($)	Non-equity incentive plan compensation – Value earned during 2019 ($)
W. James O’Shea	2,603	Nil	Nil
Richard Glickman	2,800	Nil	Nil
Vanda de Cian	531(1)	Nil	Nil
Arthur H. Willms	2,800	Nil	Nil

F-18

Name	Option-based awards – Value vested during 2019 ($)	Share-based awards – Value vested during 2019 ($)	Non-equity incentive plan compensation – Value earned during 2019 ($)
Robert J. Meyer	2,123(1)	Nil	Nil

(1)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269, being the annual average of the Bank of Canada rates for 2019.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2019 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Options – 4,696,200 RSUs – 123,131	Options - $4.81 RSUs - nil	Options – 2,226,579 RSUs – 1,261,425
Equity compensation plans not approved by securityholders	-	-	-
Total	Options – 4,696,200 RSUs – 123,131	Options - $4.81 RSUs - nil	Options – 2,226,579 RSUs – 1,261,425

Summary of Option Plan

The Option Plan was approved by shareholders of the Company in May 2018 and became effective on May 15, 2018. Pursuant to the Option Plan, the Board may, in its discretion, grant Options to purchase Common Shares of the Company to directors, officers, employees, contractors and consultants of the Company or any of its subsidiaries. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, grant Options to employees of the Company or any of its subsidiaries.

Upon completion of the Arrangement on May 15, 2018 whereby the Company succeeded the reporting obligations of the Predecessor, each option (each, a “Predecessor Option”) to purchase common shares (“Predecessor Shares”) of the Predecessor pursuant to the stock option plan of the Predecessor (the “Predecessor Option Plan”) outstanding prior to the effective time of the Arrangement was deemed to be exchanged for one Option to purchase the number of Common Shares equal to the number of Predecessor Shares subject to the Predecessor Option immediately prior to the effective time. Each replacement Option has an exercise price equal to the exercise price of the Predecessor Option. The Option Plan is identical in every relevant respect to the Predecessor Option Plan.

The maximum number of Common Shares currently available for issue under the Option Plan is a rolling number equal to 12.5% of the Common Shares issued and outstanding at the time of grant. Under the Option Plan, the maximum number of Options issuable to insiders is restricted to 10% of the issued and outstanding Common Shares.

As at December 31, 2019, Options to purchase an aggregate of 4,696,200 Common Shares, representing approximately 7.8% of then outstanding Common Shares on a fully diluted basis (8.5% on a non-diluted basis), were outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to Options granted from and after December 31, 2019 was 2,226,579, representing approximately 3.7% of the issued and outstanding Common Shares on a fully diluted basis (4.0% on a non-diluted basis).

Subject to the provisions of the Option Plan, the Board or the Chief Executive Officer of the Company has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of Options granted under the Option Plan. The Board or the Chief Executive Officer of the Company establishes the exercise price of Options granted under the Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons (namely, any director, officer, employee, dependent contractor or consultant of the Company or any of its subsidiary companies (“Eligible Persons”)) granted Options under the Option Plan (“Participants”) may receive Options on more than one occasion and may receive Options having different terms on the same date.

F-19

The Board or the Chief Executive Officer of the Company establishes the vesting terms of Options at the time of grant. Replacement Options granted in exchange for Predecessor Options to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with a duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant.

The vesting periods for Options granted to officers and certain key individuals may be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Company vest over three years, with 25% vesting immediately and 25% vesting at the end of each 12-month period commencing from the date of the grant of the Options. Thereafter, annual Option grants made to non-executive directors vest immediately upon grant. All Options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Company. Future Options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Company may determine at the time of the grant, except all future Options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Option Plan for Options that would otherwise expire during a blackout period).

The maximum number of Common Shares which may be reserved for issuance under Options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the Option Plan or other securities based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of Options to insiders under the Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Company’s outstanding securities; (ii) the number of securities issued to insiders under all securities based compensation arrangements within a one-year period cannot exceed 10% of the Company’s total issued and outstanding securities; and (iii) the maximum number of Common Shares which may be issued to any one insider under the Option Plan within a one-year period is 5% of the Outstanding Issue.

The Option Plan includes a limit on non-employee director participation whereby the maximum number of Common Shares issuable under the Option Plan together with any Common Shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. In addition, under the Option Plan, the award value of all equity based awards that are to be settled by the issuance of Common Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in Options.

Replacement Options granted in exchange for Predecessor Options granted under the Predecessor Option Plan must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Company, provided that the expiry date of any Option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the optionholder receives the intrinsic value of the exercised Options (the difference between the aggregate market price of the Common Shares underlying the exercised Options and the aggregate exercise price of the Common Shares underlying the exercised Options) in the form of Common Shares issued from treasury. In addition, optionholders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender Options and receive the intrinsic value of the surrendered Options (the difference between the aggregate market price of the Common Shares underlying the surrendered Options and the aggregate exercise price of the Common Shares underlying the surrendered Options) in cash.

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Option Plan, the Chief Executive Officer of the Company): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Company or any of its subsidiaries for any reason other than death, the Options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Company prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Company, each Option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) Options are not assignable or transferable other than by will or the laws of decent or distribution, provided however that if a Participant dies prior to Options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the Options within twelve months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an Option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such Options is automatically extended until the tenth business day following the end of the trading blackout period.

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If a Participant is a U.S. citizen or resident, the Option Plan provides that, in certain circumstances, the Options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Company. Where this is the case, the terms of the Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Option Plan fixes the maximum number of Options that may be issued as incentive stock options at 575,000. The number of Common Shares issuable pursuant to Options granted under the Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Option Plan requires shareholder approval for amendments to the Option Plan or Options granted under the Option Plan to:

(a)	increase the number of Common Shares that can be issued under the Option Plan, including an increase to the fixed maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;
(b)	reduce the exercise price or purchase price of outstanding Options (including cancellation of outstanding Options for the purpose of exchange for reissuance at a lower exercise price to the same person);
(c)	extend the expiry date of an Option (except for an extension to the expiry date of an Option if the Option expires during or within ten business days after a blackout period) or amend the Option Plan to permit the grant of an Option with an expiry date of more than five years from the day the Option is granted;
(d)	if at any time the Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand the class of eligible recipients of Options under the Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;
(e)	expand the transferability or assignability of Options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the optionholder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the optionholder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the optionholder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;
(f)	amend the Option Plan to increase any maximum limit of the number of securities that may be:
(i)	issued to insiders of the Company within any one-year period; or
(ii)	issuable to insiders of the Company at any time,

which may be specified in the Option Plan, when combined with all of the Company’s other security based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

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(g)	if the Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of Options without cash consideration, whether the optionholder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Option Plan or, if the Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of Options without cash consideration where a deduction may not be made for the number of Common Shares underlying the Options from the Option Plan reserve; and
(h)	change the amendment provisions of the Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to the Option Plan or the number and kind of shares subject to unexercised Options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Option Plan in accordance with the section or sections of the Option Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Company, or for the amendment of such section or sections.

Under the Option Plan, the Board has authority to make without shareholder approval all other amendments to the Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Option Plan’s provisions or a change to the provisions relating to the administration of the Option Plan); (ii) changing provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company to Participants or, if the Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than five years or extend an outstanding Option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Option Plan; and (vi) certain changes to provisions on the transferability of Options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Option Plan or any Option may be made that will materially prejudice the rights of any Participant under any Option previously granted to the Participant without the consent of such Participant.

Summary of RSU Plan

The RSU Plan was last approved by shareholders on May 9, 2018 and became effective on May 15, 2018. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of the Company or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, award RSUs to employees of the Company or any of its subsidiaries.

Upon completion of the Arrangement in May 2018, each Predecessor restricted share unit (the “Predecessor RSUs”) was redeemed for a cash payment of an amount equal to its fair market value, as determined by the Board, and the Company adopted the RSU Plan. The RSU Plan is identical in every relevant respect to the Predecessor restricted share unit plan (the “Predecessor RSU Plan”) pursuant to which the Predecessor RSUs were issued.

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The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the Common Shares traded on the TSX for the five trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

RSUs may be granted in accordance with the RSU Plan, provided the aggregate number of Common Shares that may be issued upon the payout of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Common Shares from time to time. There were 123,131 RSUs outstanding as of December 31, 2019, which represents approximately 0.2% of then outstanding Common Shares on a fully diluted basis (0.2% on a non-diluted basis). The remaining number of Common Shares available to be issued pursuant to RSUs granted from and after December 31, 2019 was 1,261,425, representing approximately 2.1% of the issued and outstanding Common Shares on a fully diluted basis (2.3% on a non-diluted basis).

The RSU Plan provides that the maximum number of Common Shares issuable to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to Insiders under the RSU Plan, together with any Common Shares issued to Insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Common Shares.

The RSU Plan includes a limit on non-employee director participation whereby the maximum number of RSUs issuable under the RSU Plan together with any Common Shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. In addition, under the RSU Plan, the award value of all equity based awards that are to be settled by the issuance of Common Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in Options.

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. Vested RSUs will be paid out in accordance with their terms. All forfeited RSUs are available for future grants.

RSUs are not assignable or transferable other than by operation of law or upon death pursuant to a will or the laws of descent and distribution.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

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(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;
(c)	to change the vesting provisions of RSUs;
(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;
(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or
(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and
(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:
(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;
(ii)	an extension of the expiry date for RSUs granted to Insiders under the RSU Plan;
(iii)	other types of compensation through Common Share issuance;
(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or
(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

No amendment of the RSU Plan or any RSU may be made that will materially prejudice the rights of any participant under any RSU previously granted to the participant without the consent by such participant.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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APPENDIX “G”
CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Company is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Correvio Pharma Corp. (the “Company”) required by NI 52-110 can be located in the Company’s Annual Information Form dated March 27, 2020 at www.sedar.com.

General

The Company is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Company (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Company.

Composition of the Board

The Company’s Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Mark H. Corrigan	No
Vanda de Cian	Yes
Richard M. Glickman	Yes
William L. Hunter	No
Robert J. Meyer	Yes
W. James O’Shea	Yes
Arthur H. Willms	Yes

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
Mark H. Corrigan	Novelion Therapeutics Inc.

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Board Member	Reporting Issuer
Vanda de Cian	-
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc., Vigil Health Solutions Inc.
William L. Hunter	Rex Bionics Plc., Adherium Plc.
Robert J. Meyer	Chimerix, Inc., Translate Bio, Inc.
W. James O’Shea	-
Arthur H. Willms	Naikun Wind Energy Group Inc., Pacific Autism Family Centre Foundation

W. James O’Shea served as Chair of the Board. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Company’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Company, particularly with respect to matters of strategic significance to the Company. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

The following table illustrates the attendance record of each director for all Board meetings held in 2019.

Board Member	Meetings Attended
Mark H. Corrigan	16(1) out of 17
Vanda de Cian	12(2) out of 17
Richard M. Glickman	17 out of 17
William L. Hunter	17 out of 17
Robert J. Meyer	16 out of 17
W. James O’Shea	17 out of 17
Arthur H. Willms	16 out of 17
(1)	Dr. Mark Corrigan was appointed Chief Executive Officer of the Company on March 14, 2019.
(2)	Dr. Vanda de Cian was appointed to the Board on March 12, 2019

The independent directors of the Board meet at the end of each quarter’s regularly scheduled Board meeting, at which time non-independent directors and members of management are not present. The Chair encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

The following table illustrates the attendance record of directors who sit on the major committees of the Board for committee meetings held in 2019.

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Board Member	Audit Committee - Meetings Attended	Governance and Nominating Committee -Meetings Attended	Compensation Committee -Meetings Attended
Mark H. Corrigan		1(1) out of 2	2(1) out of 5
Vanda de Cian		1(2) out of 2	2(2) out of 5
Richard M. Glickman	3 out of 4	2 out of 2	5 out of 5
W. James O’Shea	4 out of 4	2 out of 2
Arthur H. Willms	4 out of 4		4 out of 5
(1)	Dr. Mark Corrigan was appointed Chief Executive Officer of the Company on March 14, 2019.
(2)	Dr. Vanda de Cian was appointed to the Board on March 12, 2019

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Company. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Company, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Exhibit A.

Position Descriptions

The Board has adopted and approved written position descriptions for the Chair of the Board and the Chairs of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nomination Committee (the “GN Committee”).

The Chief Executive Officer of the Company also has a written position description that has been approved by the Board.

Board of Directors Tenure

The Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Company at this time. The GN Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The GN Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Board and Senior Management Diversity

The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company has adopted a Board Diversity Policy which outlines its approach to achieving and maintaining diversity on the Board. In addition to balancing skills, experience, independence, and knowledge, the Company will strive for the appropriate balance of diversity which takes into consideration the Designated Groups, as defined by the CBCA, namely, women, Aboriginal peoples, persons with disabilities and members of visible minorities.

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The GN Committee is responsible for monitoring the implementation and effectiveness of the Board Diversity Policy. As such, the GN Committee assesses on a periodic basis and reports on the following to the Board:

•	The mix of diversity, talents, quality, and skills on the Board and in senior management positions; and
•	Progress made on diversity pursuant to the Board Diversity Policy.

Currently the Company has one female board member (representing 14% of the Board) and one female executive officer (representing 17% of the Company’s executive officers). The Company does not have representation from the other Designated Groups within the Board or within senior management. The Company has not adopted a target number or percentage (or range) for members of the Designated Groups to hold positions on the Board or to be members of senior management by a specific date. However, when assessing the composition of the Board or identifying suitable candidates for appointment or re-election to the Board, the GN Committee will:

•	Seek to include diverse candidates in any director search;
•	Periodically review Board of Directors recruitment and selection protocols to ensure diversity remains a component of all searches;
•	Review the need for mechanisms of board renewals; and
•	Consider the level of representation of the four designated groups on the Board.

Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The GN Committee aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Company’s long-term strategy and ongoing business operations.

The Company is a global company operating in twelve countries, representing more than fifteen nationalities and sixteen languages. No matter where it operates and across every aspect of the business, it strives to create a diverse and inclusive culture, reflecting a diversity of competencies, genders, races, ages, personal qualities, geographical representation, business and cultural background, experience and overall expertise. The Company’s commitment to diversity is further reflected in the Equal Employment Opportunity Policy, which recognizes the Company’s commitment to offer equal employment opportunities or practices without discrimination based on race, colour, ancestry, place of origin, political belief, religion, sex, marital status, family status, physical or mental disability, sex, sexual orientation, gender identity or expression, age or criminal or summary conviction unrelated to employment.

When we hire executives, including the CEO and any executive officers reporting to the CEO, we consider all dimensions of diversity, including gender and non-gender representation. We do not establish specific diversity targets at the group executive level or the board due to the small size of this group and the need to carefully consider a broad range of criteria. We believe that embracing diversity involves continually seeking to learn, engage, reflect and act in order to ensure we are meeting the needs of all our stakeholders.

Orientation and Continuing Education

It is the mandate of the GN Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors).

With respect to the continuing education of directors, the GN Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

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Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Company and each of its subsidiaries. Additionally, consultants and contractors for the Company are expected to abide by the Code. The Code is disclosed on the Company’s website at: www.Correvio.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Company is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Company on a continuous basis.

Nomination of Directors

It is the mandate of the GN Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the GN Committee considers: (i) the Board Diversity Policy; (ii) the competencies and skills considered necessary for the Board as a whole; (iii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iv) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the GN Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

Compensation

The Compensation Committee is responsible for board compensation, establishment of salaries of executive management and senior staff and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer of the Company on an annual basis and the issuance of stock options to employees, consultants and directors. The Compensation Committee is also responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Company (including internal structure, annual review and relationship to market levels and changes) and any significant changes in the Company’s benefit plan and human resources policies. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Company. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Company and reviews executive compensation disclosure before the Company publicly discloses this information. The Compensation Committee annually reviews the Company’s compensation policies and practices to consider whether they are aligned with the Company’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether these policies or practices might present or could give rise to material risks to the Company, or otherwise affect the risks faced by the Company and management of those risks.

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Further information pertaining to the compensation of directors and officers can be found in Appendix “F” to this Circular.

Assessments

It is the Board’s mandate, in conjunction with the GN Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess the Company’s contingency plan for management succession.

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EXHIBIT A – BOARD MANDATE

ARTICLE I. CORREVIO PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source:	Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

ARTICLE II. PURPOSE

The board of directors (the “Board”) of Correvio Pharma Corp. (the “Company”) is responsible for the proper stewardship of the Company. This requires the Board to oversee the management of the business and affairs of the Company. The Board is mandated to represent all stakeholders of the Company in the selection of an appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Company, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

ARTICLE III. MEMBERSHIP AND REPORTING

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.
2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.
3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.
4.	The Board will report to the shareholders of the Company.
5.	Each member of the Board will act in a manner such that they are able to fulfill their fiduciary duties; to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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ARTICLE IV. TERMS OF REFERENCE

Meetings

1.       The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and
(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

4.	The Board will:
(a)	adopt a strategic planning process and approve a strategic plan each year; and
(b)	approve and monitor the operational plans and budgets of the Company submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

5.	The Board will:
(a)	ensure that the business of the Company is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(b)	identify and document the financial risks and other risks that the Company must face in the course of its business and ensure that such risks are appropriately managed; and
(c)	ensure that appropriate policies and procedures are in place regarding public disclosures, including periodic review and approval of changes to the Disclosure Policy.

Supervision of Management

6.	The Board will:
(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics;
(b)	ensure that the CEO is appropriately managing the business of the Company;
(c)	ensure appropriate succession planning is in place;

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(d)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;
(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the integrity of the Company’s internal control and management information systems.

Management of Board Affairs

7.	The Board will:
(a)	develop a process for the orientation and education of new members of the Board;
(b)	support continuing education opportunities for all members of the Board;
(c)	in conjunction with the Corporate Governance and Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;
(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;
(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and
(f)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: April 5, 2018

Reviewed: December 13, 2019

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APPENDIX “H”
ELECTRONIC MEETING GUIDE

See attached.

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Computershare

LUMI VOTING PLATFORM AND AUDIO PRESENTATION USER GUIDE

Getting Started
This year's annual and special meeting will be held via live audio presentation. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio webcast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the form of forms of proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to vote or participate at the meeting.

If you are a non-registered holder and wish to vote and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/202877707 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at www.computershare.com/correvio. Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 202-877-707

Password: correvio2020

To log in, you must have the following information:

Registered Securityholders
The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

If you have received more than one Form of Proxy, you only need to login using one control number.

Appointed Proxy
The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1. To proceed into the meeting, you will need to read and accept the Terms and Conditions.

Meeting Terms and Conditions
DECLINE
ACCEPT

2. Registered holders: Your user name is the 15 digit control number printed on your proxy form.

If you have received more than one proxy form, you only need to login using one control number.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

Username
Password
Login

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Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

Your Company
Your Company
Annual General Meeting

4 To view proceedings you must tap the broadcast arrow on your screen.

Toggle between the up and down arrow to view another screen.

TO VOTE

5 When the Chair declares the poll open :

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

NOTE: Votes may be changed up to the time the chair closes the poll.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the** + **button** to submit a question.

Compose your question and select the send icon .

Confirmation that your message has been received will appear.

Your Company
Your Company
Annual General Meeting

NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.

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Questions? Need Help Voting?

Please contact Correvio Pharma Corp.’s

Shareholder Advisor and Proxy Solicitation Agent

CONTACT US

North American Toll Free Phone:

1-833-490-0586

@	E-mail: inquiries@gryphonadvisors.ca
Outside North America, Banks & Brokers Call Collect: 1-416-661-6592